Dreyfus
Bond Market
Index Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Bond Market Index Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Laurie Carroll.

Although bond yields recently started creeping upward, long-term bond yield spreads remained relatively narrow compared to short-term bond yields throughout the reporting period — despite historical norms. In fact, long-term bond yields generally declined during the first half of the reporting period. Low inflation expectations among U.S. investors and robust demand from overseas investors appear to have helped longer-term bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Laurie Carroll, Portfolio Manager

How did Dreyfus Bond Market Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund achieved total returns of 0.72% for its Investor shares and 0.97% for its BASIC shares.[1] The fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 1.13% for the same period.[2]

Early in the reporting period, investors' low inflation expectations supported prices of U.S. government securities, and better business conditions sparked a rally among corporate bonds. Subsequently, however, rising short-term interest rates, deteriorating business fundamentals in the automotive sector and concerns regarding the impact of soaring energy prices on inflation erased earlier gains. We attribute the difference between the fund's and benchmark's returns to fees and expenses that are not reflected in the Index.

What is the fund's investment approach?

The fund seeks to match the total return of the Index. To pursue this goal, the fund normally invests at least 80% of its assets in bonds that are included in the Index. To maintain liquidity, the fund may invest up to 20% of its assets in various short-term, fixed-income securities and money market instruments.

While the fund seeks to mirror the returns of the Index, it does not hold the same number of bonds. Instead, the fund holds approximately 350 securities as compared to 6,500 securities in the Index. As a matter of policy, the fund's average duration — a measure of sensitivity to changing interest rates — generally remains neutral to the Index. As of October 31, 2005, the average duration of the fund was approximately 4.58 years.

What other factors influenced the fund's performance?

As index investors, we do not base our investment decisions on market or economic trends; our goal is to replicate the return of the Index. However, we remain fully cognizant of the overall economic environment, and we are aware of trends that may affect our performance.

That said, several factors influenced the bond market's performance over the reporting period, including a steadily growing U.S. economy and the Federal Reserve Board's (the "Fed") ongoing efforts to forestall potential inflationary pressures. In a move away from its accommodative monetary policy of the past several years, the Fed raised the overnight federal funds rate eight times during the reporting period, driving it from 1.75% to 3.75%. The day after the reporting period ended, the Fed acted again, hiking the federal funds rate to 4.00%.

Contrary to historical norms, however, longer-term bonds held up surprisingly well as investors' inflation expectations remained low and demand for U.S. government securities was high from overseas investors. Signs of weaker global economic growth in the spring appeared to confirm investors' views that inflationary pressures remained subdued, and the yield of 10-year U.S. Treasury securities fell below 4%.

During the summer, however, soaring energy prices caused investors to worry that inflationary pressures might be rising, potentially prompting the Fed to increase interest rates to a higher level than they previously expected. As a result, yields of the more interest-rate sensitive areas of the bond market began to rise and prices fell, offsetting earlier gains.

Within the corporate bond market, disappointing financial results in the spring from automobile manufacturers General Motors and Ford resulted in a credit-rating downgrade of their unsecured debt securities from investment grade to the high yield category. Bonds from issuers in other industries also experienced weakness, especially those that are relatively sensitive to rising oil, gas and commodities

prices. Nonetheless, corporate bonds subsequently rebounded, with lower-quality corporate securities generally producing higher returns than more highly rated credits during the reporting period.

Mortgage-backed securities, which comprise approximately one-third of the Index, produced some of the bond market's stronger returns during the reporting period as mortgage rates remained relatively stable and fewer homeowners refinanced their loans. What's more, a robust housing market helped support returns for these securities.

Finally, U.S. government agency debentures offered relatively high yields in light of federal regulators' criticisms of their accounting and risk management practices. Returns from U.S. Treasury securities were more modest, largely due to a ballooning federal budget deficit that caused the supply of newly issued bonds to rise sharply.

What is the fund's current strategy?

As always, we intend to continue to employ our strategy of closely monitoring the Index in an attempt to replicate its return. Accordingly, as of October 31, 2005, approximately 35% of the fund's assets was invested in mortgage-backed securities, 26% was allocated to U.S. Treasury securities, 24% to corporate bonds and asset-backed securities, 10% to U.S. government agency bonds and 5% to securitized assets. In addition, the majority of the fund's corporate securities were BBB-rated as of the reporting period's end, which is closely aligned with the overall credit quality of the Index.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Dreyfus Bond Market Index Fund (BASIC shares) ——————
Dreyfus Bond Market Index Fund (Investor shares) ··············
Lehman Brothers U.S. Aggregate Index†

$18,463
$17,889
$17,452

Dollars

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus Bond Market Index Fund
BASIC shares and Investor shares and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 10/31/05*

	1 Year	5 Years	10 Years
BASIC shares	**0.97%**	**6.08%**	**5.99%**
Investor shares	**0.72%**	**5.82%**	**5.73%**

† *Source: Lipper Inc.*
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
The above graph compares a $10,000 investment made in both the BASIC shares and Investor shares of Dreyfus Bond Market Index Fund on 10/31/95 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account all applicable fees and expenses on both BASIC and Investor shares. The Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities, and asset-backed securities. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Bond Market Index Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

	Investor Shares	BASIC Shares
Expenses paid per $1,000†	$ 2.02	$ .76
Ending value (after expenses)	$999.70	$1,000.90

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Investor Shares	BASIC Shares
Expenses paid per $1,000†	$ 2.04	$ .77
Ending value (after expenses)	$1,023.19	$1,024.45

† *Expenses are equal to the fund's annualized expense ratio of .40% for Investor shares and .15% for Basic shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

Bonds and Notes—98.4%	Principal Amount ($)	Value ($)
Aerospace & Defense—.5%		
Boeing:		
Debs., 7.25%, 2025	150,000	179,729
Debs., 8.1%, 2006	25,000	25,829
Northrop Grumman,		
Debs., 7.75%, 2016	540,000	646,597
Raytheon,		
Sr. Notes, 6.75%, 2007	550,000	566,173
United Technologies:		
Debs., 8.75%, 2021	50,000	67,319
Sr. Notes, 4.875%, 2015	500,000	491,245
		1,976,892
Asset—Backed Ctfs.—Automobile Receivables—.6%		
Ford Credit Auto Owner Trust,		
Ser. 2005-B, Cl. A3, 4.17%, 2009	1,400,000	1,389,952
WFS Financial Owner Trust,		
Ser. 2003-4, Cl. A4, 3.15%, 2011	1,000,000	980,279
		2,370,231
Asset—Backed Ctfs.—Credit Cards—.4%		
Bank One Issuance Trust,		
Ser. 2004-A1, Cl. A1, 3.45%, 2011	950,000	911,550
Capital One Master Trust,		
Ser. 2001-5, Cl. A, 5.3%, 2009	400,000	401,772
Citibank Credit Card Issuance Trust,		
Ser. 2005-A4, Cl. A4, 4.4%, 2014	500,000	482,775
		1,796,097
Asset—Backed Ctfs.—Home Equity Loans—.1%		
Centex Home Equity,		
Ser. 2005-C, Cl. AF5, 5.048%, 2035	200,000	**193,814**
Asset—Backed Ctfs.—Other—.4%		
CPL Transition Funding,		
Ser. 2002-1, Cl. A4, 5.96%, 2015	550,000	573,589
California Infrastructure PG&E-1,		
Ser. 1997-1, Cl. A8, 6.48%, 2009	850,000	874,489
Peco Energy Transition Trust,		
Ser. 1999-A, Cl. A7, 6.13%, 2009	235,000	241,472
		1,689,550

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Automotive−.3%		
DaimlerChrysler:		
Debs., 7.45%, 2027	50,000	52,838
Notes, 4.05%, 2008	1,225,000	1,190,010
		1,242,848
Banking−3.6%		
BB&T,		
Sub. Notes, 4.75%, 2012	325,000	318,348
Bank of America:		
Bonds, 5.125%, 2014	350,000	348,902
Sub. Notes, 7.8%, 2010	1,150,000	1,270,865
Sub. Notes, 7.8%, 2016	160,000	191,004
Bank of New York,		
Sr. Notes, 5.2%, 2007	450,000	453,158
Bank One,		
Sub. Notes, 5.9%, 2011	500,000	518,277
Bayerische Landesbank New York,		
Sub. Notes, Ser. F, 5.875%, 2008	300,000	310,222
Dresdner Bank-New York,		
Sub. Debs., 7.25%, 2015	145,000	164,780
FleetBoston Financial,		
Sub. Notes, 7.375%, 2009	175,000	189,965
HSBC,		
Sub. Notes, 7.5%, 2009	200,000	216,860
KFW:		
Notes, 3.25%, 2007	500,000	488,975
Notes, 3.25%, 2009	1,250,000	1,196,474
Notes, 4.125%, 2014	350,000	334,563
KFW International Finance,		
Debs., 8%, 2010	35,000	39,035
Key Bank,		
Sub. Debs., 6.95%, 2028	100,000	113,035
Korea Development Bank,		
Notes, 5.5%, 2012	350,000	354,896
Landwirtschaftliche Rentenbank,		
Notes, Ser. 6, 3.875%, 2008	825,000	806,997
NB Capital Trust IV,		
Capital Securities, 8.25%, 2027	55,000	59,201

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Banking (continued)		
National City Bank,		
Bonds, 4.5%, 2010	1,275,000	1,250,517
PNC Funding,		
Sub. Notes, 5.25%, 2015	225,000	223,531
Regions Financial,		
Sr. Notes, 4.375%, 2010	400,000	388,616
Royal Bank of Scotland,		
Sub. Notes, 6.375%, 2011	410,000	435,609
Sanwa Finance Aruba,		
Notes, 8.35%, 2009	150,000	165,822
SouthTrust,		
Sub. Notes, 5.8%, 2014	500,000	515,822
Sovereign Bancorp,		
Sr. Notes, 4.8%, 2010	500,000 [a]	491,690
State Street Bank & Trust,		
Sub. Notes, 5.25%, 2018	200,000	197,015
U.S. Bank,		
Sub. Notes, 6.375%, 2011	100,000	106,642
Wachovia Bank,		
Sub. Notes, 5%, 2015	250,000	244,444
Wells Fargo & Co.,		
Notes, 5.25%, 2007	1,600,000	1,618,688
Sub. Notes, 6.375%, 2011	420,000	448,114
Wells Fargo Capital I,		
Capital Securities, 7.96%, 2026	30,000	31,961
Westpac Banking,		
Sub. Notes, 4.625%, 2018	500,000	466,450
Zions Bancorp,		
Sub. Notes, 6%, 2015	250,000	261,066
		14,221,544
Building Materials−.1%		
Masco,		
Bonds, 4.8%, 2015	300,000 [b]	**285,643**
Chemicals−.3%		
Potash-Saskatchewan,		
Notes, 7.75%, 2011	200,000	224,582

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Chemicals (continued)		
Praxair,		
Notes, 2.75%, 2008	900,000	853,831
		1,078,413
Commercial Mortgage Pass–Through Ctfs.–3.3%		
Asset Securitization,		
Ser. 1997-D4, Cl. A1D, 7.49%, 2029	261,545	269,490
Banc of America Commercial Mortgage,		
Ser. 2005-3, Cl. A4, 4.668%, 2043	1,000,000	954,634
Bear Stearns Commercial Mortgage Securities,		
Ser. 1999-WF2, Cl. A2, 7.08%, 2031	250,000	265,247
CS First Boston Mortgage Securities:		
Ser. 1999-C1, Cl. A2, 7.29%, 2041	1,050,000	1,120,373
Ser. 2002-CKP1, Cl. A3, 6.439%, 2035	675,000	717,886
Chase Commercial Mortgage Securities:		
Ser. 2000-2, Cl. A2, 7.631%, 2032	250,000	276,006
Ser. 2000-3, Cl. A2, 7.319%, 2032	450,000	488,683
GE Capital Commercial Mortgage,		
Ser. 2002-1A, Cl. A3, 6.269%, 2035	850,000	897,630
GMAC Commercial Mortgage Securities:		
Ser. 1998-C1, Cl. A2, 6.7%, 2030	188,476	194,895
Ser. 1998-C2, Cl. A2, 6.42%, 2035	967,274	998,971
Heller Financial Commercial Mortgage Asset,		
Ser. 1999-PH1, Cl. A2, 6.847%, 2031	700,000	734,376
J.P. Morgan Chase Commercial Mortgage Securities,		
Ser. 2004-CB8, Cl. A4, 4.404%, 2039	1,000,000	940,746
LB Commercial Conduit Mortgage Trust,		
Ser. 1999-C2, Cl. A2, 7.325%, 2032	200,000	214,691
LB-UBS Commercial Mortgage Trust:		
Ser. 2000-C3, Cl. A2, 7.95%, 2025	1,100,000	1,213,329
Ser. 2004-C6, Cl. A6, 5.02%, 2029	275,000	269,986
Merrill Lynch Mortgage Trust,		
Ser. 2003-KEY1, Cl. A4, 5.236%, 2035	500,000	498,713
Morgan Stanley Capital I:		
Ser. 2003-HQ2, Cl. A2, 4.92%, 2035	500,000	490,000
Ser. 2004-T13, Cl. A4, 4.66%, 2045	1,000,000	958,885

STATEMENT OF INVESTMENTS *(continued)*

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Commercial Mortgage Pass−Through Ctfs. (continued)		
Salomon Brothers Mortgage Securities VII,		
Ser. 2000-C1, Cl. A2, 7.52%, 2009	300,000	324,441
Wachovia Bank Commercial Mortgage Trust:		
Ser. 2004-C11, Cl. A5, 5.215%, 2041	800,000	794,326
Ser. 2005-C20, Cl. A7, 5.118%, 2042	800,000	789,423
		13,412,731
Commercial Services−.3%		
Aramark Services,		
Notes, 5%, 2012	300,000	289,356
Cendant,		
Sr. Notes, 7.375%, 2013	200,000	218,876
R.R. Donnelley & Sons,		
Notes, 4.95%, 2010	750,000 [a]	737,607
		1,245,839
Consumer Products−.3%		
Avon Products,		
Sr. Notes, 4.2%, 2018	250,000	222,984
Procter & Gamble,		
Notes, 6.875%, 2009	750,000	804,886
		1,027,870
Diversified Financial Services−5.6%		
Bear Stearns Cos.,		
Sr. Notes, 4%, 2008	2,500,000	2,456,778
CIT,		
Sr. Notes, 5.5%, 2007	1,350,000	1,367,476
Capital One Bank,		
Notes, 4.25%, 2008	275,000	268,284
Citigroup:		
Debs., 6.625%, 2028	100,000	111,215
Notes, 6%, 2012	750,000	788,848
Sub. Notes, 5%, 2014	1,000,000	981,020
Countrywide Capital I,		
Notes, 8%, 2026	200,000	205,629
Countrywide Home Loans,		
Notes, Ser. K, 5.625%, 2007	750,000	758,033
Credit Suisse First Boston USA,		
Notes, 5.125%, 2014	550,000	543,637
Ford Motor Credit:		
Global Landmark Securities, 7.375%, 2009	720,000	687,584
Notes, 7%, 2013	440,000 [b]	403,308

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)		
General Electric Capital:		
Debs., 8.3%, 2009	15,000	16,769
Notes, Ser. A, 5%, 2007	2,750,000	2,761,118
Notes, Ser. A, 5.45%, 2013	650,000	662,731
Notes, Ser. A, 6.75%, 2032	200,000	229,505
Goldman Sachs:		
Notes, 6.345%, 2034	350,000	352,121
Notes, Ser. B, 7.35%, 2009	100,000	107,960
Sr. Notes, 6.6%, 2012	1,000,000	1,070,155
HSBC Finance:		
Notes, 4.75%, 2013	700,000	673,595
Notes, 8%, 2010	630,000	704,010
International Lease Finance,		
Sr. Notes, 5%, 2010	1,200,000	1,191,886
J.P. Morgan Chase & Co.:		
Sr. Notes, 4%, 2008	1,000,000 [b]	983,313
Sub. Notes, 6.75%, 2011	1,000,000	1,070,476
Lehman Brothers,		
Notes, 6.625%, 2012	650,000	699,230
MBNA America Bank,		
Sub. Notes, 6.75%, 2008	100,000	104,063
Merrill Lynch & Co.:		
Notes, 6.875%, 2018	150,000	169,338
Notes, Ser. C, 5.45%, 2014	565,000	570,602
Morgan Stanley,		
Notes, 7.25%, 2032	300,000	351,815
National Rural Utilities Cooperative Finance,		
Notes, 4.375%, 2010	600,000	584,537
Residential Capital,		
Sr. Notes, 6.375%, 2010	150,000 [a]	152,514
SLM,		
Notes, Ser. A, 5%, 2015	700,000	681,971
Toyota Motor Credit,		
Notes, 4.35%, 2010	150,000	146,827
UBS Paine Webber,		
Sr. Notes, 6.55%, 2008	150,000	156,405
Unilever Capital,		
Notes, 5.9%, 2032	250,000 [b]	258,250
		22,271,003

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Drugs & Pharmaceuticals—.3%		
Bristol-Myers Squibb,		
Notes, 5.75%, 2011	250,000	258,943
Eli Lilly & Co.,		
Notes, 7.125%, 2025	200,000	237,645
GlaxoSmithKline Capital,		
Notes, 4.375%, 2014	500,000	476,839
Merck & Co.,		
Debs., 6.4%, 2028	150,000	158,170
Wyeth,		
Bonds, 6.5%, 2034	200,000	218,279
		1,349,876
Environmental Control—.0%		
Waste Management,		
Sr. Notes, 7%, 2028	150,000	**165,765**
Food & Beverages—1.3%		
Archer-Daniels-Midland,		
Debs., 7.125%, 2013	300,000	335,596
Bottling Group,		
Notes, 4.625%, 2012	350,000	342,764
Coca-Cola Enterprises:		
Debs., 6.7%, 2036	250,000	280,022
Debs., 8.5%, 2022	100,000	129,206
ConAgra Foods,		
Sr. Notes, 7%, 2028	350,000	375,256
General Mills,		
Notes, 6%, 2012	125,000	130,469
H.J. Heinz,		
Debs., 6.375%, 2028	100,000	105,437
Hershey,		
Debs., 8.8%, 2021	30,000	41,195
Kraft Foods,		
Notes, 4.625%, 2006	1,325,000	1,321,453
Kroger,		
Sr. Notes, 7.25%, 2009	550,000	581,298
Nabisco,		
Debs., 7.55%, 2015	40,000	46,594
Safeway,		
Sr. Notes, 5.8%, 2012	210,000 [b]	210,122
Sara Lee,		
Notes, 6.25%, 2011	300,000	309,597

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Food & Beverages (continued)		
Sysco,		
Sr. Notes, 5.375%, 2035	350,000	338,861
W.M. Wrigley Jr.,		
Sr. Notes, 4.65%, 2015	675,000	652,186
		5,200,056
Foreign/Government—2.7%		
Asian Development Bank,		
Sr. Notes, 4.5%, 2012	750,000	740,325
Chile Government International Bond,		
Bonds, 5.5%, 2013	350,000	359,205
European Investment Bank:		
Notes, 4.625%, 2007	500,000	500,442
Notes, 4.625%, 2014	500,000	497,936
Finland Government International Bond,		
Bonds, 6.95%, 2026	25,000	30,334
Inter-American Development Bank,		
Bonds, 5.75%, 2008	1,600,000	1,641,998
International Bank for Reconstruction & Development,		
Notes, 7.625%, 2023	175,000	227,506
Italy Government International Bond:		
Debs., 6.875%, 2023	70,000	82,731
Notes, 5.375%, 2033	550,000	545,662
Sr. Notes, 2.75%, 2006	500,000	490,236
Malaysia Government International Bond,		
Notes, 8.75%, 2009	330,000	370,670
Mexican Government International Bond:		
Notes, Ser. A, 6.75%, 2034	450,000 [b]	470,250
Notes, Ser. A, 9.875%, 2010	1,525,000	1,797,212
Province of British Columbia Canada,		
Bonds, Ser. USD-2, 6.5%, 2026	25,000 [b]	28,997
Province of Manitoba Canada,		
Debs., 8.8%, 2020	10,000	13,480
Province of Ontario:		
Notes, 3.625%, 2009	1,200,000 [b]	1,152,870
Sr. Notes, 5.5%, 2008	500,000	512,492
Province of Quebec Canada,		
Debs., 7.5%, 2023	200,000	251,975
Republic of Korea,		
Notes, 8.875%, 2008	840,000 [b]	925,222

STATEMENT OF INVESTMENTS *(continued)*

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Foreign/Government (continued)		
South Africa Government International Bond, Notes, 6.5%, 2014	170,000	182,113
		10,821,656
Gaming & Lodging−.1%		
Harrah's Operating, Bonds, 5.75%, 2017	250,000 [a]	**237,078**
Health Care−.3%		
Johnson & Johnson, Debs., 4.95%, 2033	170,000	162,020
Quest Diagnostics, Notes, 5.45%, 2015	500,000 [a]	499,426
UnitedHealth, Sr. Notes, 5%, 2014	300,000	296,100
WellPoint, Bonds, 6.8%, 2012	300,000	327,019
		1,284,565
Homebuilders−.1%		
Pulte Homes, Sr. Notes, 5.25%, 2014	500,000	**470,478**
Industrial−.2%		
Deere & Co., Sr. Notes, 6.95%, 2014	625,000	702,171
Tyco International, Notes, 6.875%, 2029	235,000	261,972
		964,143
Insurance−.6%		
AXA, Sub. Notes, 8.6%, 2030	165,000	215,327
Allstate, Sr. Notes, 5.55%, 2035	175,000	165,304
Berkshire Hathaway Finance, Notes, 4.85%, 2015	200,000	194,758
GE Global Insurance, Notes, 7%, 2026	150,000	151,541
Lion Connecticut, Debs., 7.625%, 2026	50,000	60,348
Marsh & McLennan Cos., Sr. Notes, 5.875%, 2033	200,000	179,652

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Insurance (continued)		
MetLife,		
Sr. Notes, 6.125%, 2011	260,000 [b]	273,556
Nationwide Financial Services,		
Sr. Notes, 6.25%, 2011	350,000	370,951
Progressive,		
Sr. Notes, 6.625%, 2029	100,000	109,945
Prudential Financial,		
Notes, Ser. B, 4.75%, 2014	350,000	338,535
Safeco Capital Trust I,		
Capital Securities, 8.072%, 2037	300,000	321,519
Torchmark,		
Sr. Debs., 8.25%, 2009	150,000	165,327
		2,546,763
Media−.8%		
COX Communications,		
Bonds, 5.5%, 2015	450,000	437,760
Clear Channel Communications,		
Notes, 4.25%, 2009	350,000	334,582
Comcast Cable Communications:		
Notes, 9.455%, 2022	304,000	395,702
Sr. Notes, 6.75%, 2011	600,000	634,468
News America:		
Notes, 6.2%, 2034	250,000	241,694
Sr. Debs., 8.25%, 2018	150,000	179,283
Time Warner Cos.,		
Notes, 6.95%, 2028	325,000	341,625
Viacom,		
Sr. Notes, 5.5%, 2033	250,000	216,787
Walt Disney:		
Sr. Debs., 7.55%, 2093	100,000	113,672
Sr. Notes, 7%, 2032	150,000	169,386
		3,064,959
Mining & Metals−.1%		
Alcan,		
Debs., 7.25%, 2031	350,000	398,851
Alcoa,		
Notes, 6%, 2012	150,000	156,509
		555,360

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Oil & Gas—1.3%		
Amerada Hess,		
Bonds, 7.875%, 2029	125,000	149,060
Anadarko Finance,		
Notes, Ser. B, 6.75%, 2011	300,000	322,793
BP Amoco,		
Notes, 5.9%, 2009	850,000	882,196
Canadian Natural Resources,		
Notes, 4.9%, 2014	350,000	340,392
ChevronTexaco Capital,		
Notes, 3.5%, 2007	500,000	489,813
ConocoPhillips:		
Notes, 5.9%, 2032	500,000 [b]	528,283
Notes, 8.75%, 2010	200,000	231,255
Devon Financing,		
Notes, 7.875%, 2031	275,000	338,753
EnCana,		
Bonds, 7.2%, 2031	150,000	178,015
Enterprise Products Operating,		
Sr. Notes, Ser. B, 5.6%, 2014	335,000	329,331
Marathon Oil,		
Notes, 5.375%, 2007	200,000	201,544
Pemex Project Funding Master Trust,		
Notes, 7.375%, 2014	400,000	438,200
Sempra Energy,		
Sr. Notes, 7.95%, 2010	500,000	549,738
Transocean,		
Notes, 7.5%, 2031	150,000	184,277
Valero Energy,		
Sr. Notes, 7.5%, 2032	70,000	82,836
		5,246,486
Paper & Forest Products—.1%		
International Paper:		
Notes, 7.625%, 2007	10,000	10,262
Sr. Notes, 6.75%, 2011	200,000	210,589
Weyerhaeuser,		
Debs., 7.375%, 2032	200,000 [b]	216,092
		436,943

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Pipelines−.2%		
Duke Capital, Sr. Notes, 8%, 2019	225,000	266,204
Kinder Morgan, Sr. Notes, 6.5%, 2012	650,000	688,793
		954,997
Real Estate Investment Trusts−.3%		
EOP Operating, Notes, 4.75%, 2014	300,000 [b]	283,748
ERP Operating, Notes, 5.2%, 2013	600,000	594,253
Simon Property, Notes, 6.35%, 2012	400,000	421,134
		1,299,135
Retail−.3%		
Federated Department Stores, Debs., 7.45%, 2017	350,000	389,529
May Department Stores, Notes, 6.7%, 2034	200,000	203,965
Target, Sr. Notes, 7%, 2031	125,000	148,503
Wal-Mart Stores, Bonds, 5.25%, 2035	400,000	376,748
		1,118,745
State Government−.1%		
State of Illinois, Bonds, 5.1%, 2033	450,000	**431,393**
Technology−.2%		
First Data, Sr. Notes, 5.625%, 2011	250,000	256,376
Hewlett-Packard, Sr. Notes, 5.5%, 2007	150,000	151,762

IBM:
  Debs., 7.5%, 2013
  Debs., 8.375%, 2019
	75,000
	300,000
		86,392
		385,657

		880,187

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Telecommunications−1.8%		
BellSouth Telecommunications,		
Debs., 6.375%, 2028	550,000	553,576
British Telecommunications,		
Bonds, 8.875%, 2030	150,000 ᶜ	196,527
Deutsche Telekom International Finance,		
Notes, 8.75%, 2030	300,000 ᶜ	373,094
France Telecom,		
Notes, 8.75%, 2031	220,000 ᶜ	288,325
Koninklijke KPN,		
Sr. Notes, 8.375%, 2030	250,000	314,384
Motorola,		
Debs., 7.5%, 2025	150,000	177,608
New Cingular Wireless Services:		
Notes, 8.125%, 2012	250,000	287,877
Sr. Notes, 7.875%, 2011	475,000	532,433
Pacific Bell,		
Debs., 7.125%, 2026	310,000	337,210
SBC Communications,		
Sr. Notes, 5.875%, 2012	775,000	794,101
Sprint Capital,		
Sr. Notes, 7.625%, 2011	1,200,000	1,321,945
360 Communications,		
Sr. Notes, 7.6%, 2009	200,000	214,995
Telecom Italia Capital,		
Notes, 6.375%, 2033	400,000	398,692
Telefonica Europe,		
Notes, 7.75%, 2010	200,000	220,741
Verizon Global Funding,		
Sr. Notes, 7.25%, 2010	500,000	542,835
Verizon New Jersey,		
Debs., 8%, 2022	25,000	28,141
Vodafone,		
Sr. Notes, 7.75%, 2010	580,000	638,594
		7,221,078
Transportation−.3%		
Burlington Northern Santa Fe,		
Debs., 7%, 2025	100,000	114,715
Canadian National Railway,		
Notes, 6.9%, 2028	100,000	116,434

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Transportation (continued)		
Continental Airlines,		
Pass-Through Certificates, Ser. 974A, 6.9%, 2018	168,623	163,273
FedEx,		
Notes, 9.65%, 2012	225,000	278,667
Norfolk Southern:		
Sr. Notes, 5.59%, 2025	10,000	9,830
Sr. Notes, 7.8%, 2027	250,000	311,733
Union Pacific,		
Debs., 6.625%, 2029	200,000	220,693
United Parcel Service of America,		
Sr. Notes, 8.375%, 2030	10,000 c	13,598
		1,228,943
U.S. Government—25.5%		
U.S. Treasury Bonds:		
5.375%, 2/15/2031	1,560,000	1,701,851
5.5%, 8/15/2028	2,350,000	2,570,571
6.25%, 5/15/2030	700,000	846,013
7.125%, 2/15/2023	5,250,000	6,652,905
7.875%, 2/15/2021	3,830,000	5,092,521
8.75%, 5/15/2020	1,775,000	2,505,661
8.875%, 8/15/2017	3,325,000	4,569,381
9%, 11/15/2018	650,000	916,805
11.25%, 2/15/2015	25,000	37,434
12%, 8/15/2013	1,445,000	1,730,041
12.5%, 8/15/2014	40,000	51,118
12.75%, 11/15/2010	75,000	75,266
14%, 11/15/2011	30,000	32,917
U.S. Treasury Notes:		
2.25%, 2/15/2007	4,875,000 b	4,746,836
3.5%, 11/15/2006	10,700,000 b	10,610,548
3.875%, 5/15/2010	1,220,000 b	1,190,549
4%, 4/15/2010	2,000,000 b	1,962,344
4%, 2/15/2014	8,000,000 b	7,690,320
4%, 2/15/2015	3,675,000 b	3,515,226
4.375%, 8/15/2012	2,300,000 b	2,281,763
4.75%, 11/15/2008	4,700,000 b	4,742,394
5%, 8/15/2011	2,000,000 b	2,052,500
5.625%, 5/15/2008	6,400,000 b	6,587,712
5.75%, 8/15/2010	7,250,000 b	7,650,418
6%, 8/15/2009	7,675,000 b	8,089,296

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government (continued)		
U.S. Treasury Notes (continued):		
6.125%, 8/15/2007	9,900,000 b	10,196,604
6.5%, 2/15/2010	3,350,000 b	3,613,009
		101,712,003
U.S. Government Agencies—10.0%		
Federal Farm Credit Bank,		
Bonds, 2.625%, 9/17/2007	1,500,000	1,447,888
Federal Home Loan Bank:		
Bonds, 3.875%, 1/15/2010	1,500,000	1,454,860
Bonds, 4.375%, 9/17/2010	1,000,000	982,920
Bonds, 4.5%, 9/16/2013	1,000,000	975,746
Sr. Notes, 5.8%, 9/2/2008	3,850,000	3,962,489
Federal Home Loan Mortgage Corp.:		
Notes, 3.5%, 9/15/2007	4,600,000	4,512,264
Notes, 3.625%, 9/15/2008	1,000,000	972,043
Notes, 4.375%, 7/17/2015	1,850,000	1,773,854
Notes, 4.875%, 3/15/2007	3,600,000	3,614,620
Notes, 5.125%, 7/15/2012	1,000,000	1,016,300
Notes, 5.5%, 9/15/2011	500,000	516,731
Notes, 5.5%, 8/20/2019	500,000	493,904
Notes, 6.25%, 7/15/2032	650,000	756,425
Sub. Notes, 5.875%, 3/21/2011	1,550,000	1,613,423
Federal National Mortgage Association:		
Bonds, 6.25%, 5/15/2029	1,900,000	2,189,176
Notes, 2.625%, 1/19/2007	3,000,000	2,931,507
Notes, 5.25%, 1/15/2009	5,525,000	5,623,621
Notes, 5.375%, 11/15/2011	1,250,000	1,285,593
Notes, 7.25%, 1/15/2010	1,450,000	1,587,519
Financing Corp.:		
Bonds, 8.6%, 9/26/2019	40,000	53,726
Bonds, Ser. E, 9.65%, 11/2/2018	510,000	729,504
Tennessee Valley Authority:		
Bonds, Ser. C, 6%, 3/15/2013	450,000	483,319
Notes, Ser. C, 4.75%, 8/1/2013	750,000	747,833
		39,725,265
U.S. Government Agencies/Mortgage-Backed—34.5%		
Federal Home Loan Mortgage Corp.:		
4%, 9/1/2008–9/1/2018	1,735,441	1,648,849
4.5%	500,000 d	466,719
4.5%, 5/1/2010-4/1/2035	7,827,890	7,546,739

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Federal Home Loan Mortgage Corp. (continued):		
5%, 11/1/2007-9/1/2035	18,613,865	18,086,270
5.5%, 9/1/2009-11/1/2035	14,203,862	14,068,543
6%	500,000 d	505,000
6%, 12/1/2013-7/1/2034	4,828,897	4,895,053
6.5%, 3/1/2011-11/1/2033	2,606,913	2,678,289
7%, 9/1/2011-7/1/2034	941,525	983,356
7.5%, 7/1/2010-11/1/2033	565,159	597,653
8%, 5/1/2026-10/1/2031	192,522	205,143
8.5%, 6/1/2030	6,183	6,714
Federal National Mortgage Association:		
4%, 9/1/2018-10/1/2020	2,337,795	2,218,335
4.5%, 4/1/2018-8/1/2035	6,423,917	6,156,933
5%, 5/1/2010-10/1/2035	22,545,722	21,880,841
5.5%, 1/1/2017-10/1/2035	24,442,001	24,205,161
6%, 6/1/2011-10/1/2035	8,967,516	9,075,191
6.5%, 1/1/2011-1/1/2034	4,454,997	4,586,041
7%, 8/1/2008-10/1/2032	1,377,638	1,440,698
7.5%, 8/1/2015-3/1/2032	448,707	474,495
8%, 5/1/2027-10/1/2030	77,505	82,801
8.5%, 2/1/2025-2/1/2031	15,435	16,783
9%, 10/1/2030	8,061	8,880
Government National Mortgage Association I:		
4.5%, 6/15/2019-8/15/2033	1,218,770	1,173,059
5%, 3/15/2018-6/15/2035	3,582,117	3,506,417
5.5%	500,000 d	499,375
5.5%, 2/15/2033-7/15/2035	4,940,470	4,937,358
6%, 4/15/2017-10/15/2034	3,422,080	3,486,054
6.5%, 9/15/2008-11/15/2033	1,206,168	1,251,853
7%, 10/15/2011-8/15/2032	537,706	565,734
7.5%, 12/15/2026-10/15/2032	228,203	242,141
8%, 8/15/2024-3/15/2032	114,163	122,098
8.5%, 10/15/2026	25,619	27,860
9%, 2/15/2022-2/15/2023	27,887	30,621
		137,677,057
Utilities/Gas & Electric—1.5%		
Cincinnati Gas & Electric, Notes, 5.7%, 2012	185,000	188,518
Exelon, Notes, 4.9%, 2015	500,000	470,528

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Utilities/Gas & Electric (continued)		
FirstEnergy,		
Sr. Notes, Ser. C, 7.375%, 2031	120,000	137,074
Florida Power & Light,		
First Mortgage Bonds, 5.625%, 2034	250,000	249,107
Georgia Power,		
Sr. Notes, Ser. J, 4.875%, 2007	400,000	400,515
Hydro Quebec:		
Debs., Ser. HH, 8.5%, 2029	200,000	285,766
Debs., Ser. HK, 9.375%, 2030	20,000	30,795
MidAmerican Energy,		
Sr. Notes, 5.875%, 2012	350,000 [b]	359,180
NiSource Finance,		
Notes, 5.4%, 2014	150,000	148,419
Ohio Power,		
Sr. Notes, Ser. F, 5.5%, 2013	400,000	404,410
Oncor Electric Delivery,		
Sr. Secured Notes, 7%, 2032	250,000	276,557
PPL Electric Utilities,		
Sr. Secured Bonds, 6.25%, 2009	300,000	312,523
Pacific Gas & Electric,		
Notes, 6.05%, 2034	100,000	100,803
Progress Energy,		
Sr. Notes, 7.1%, 2011	500,000	535,652
Public Service Company of Colorado,		
First Mortgage Bonds, 7.875%, 2012	350,000	405,202
South Carolina Electric & Gas,		
First Mortgage Bonds, 6.625%, 2032	200,000	230,118
Southern California Edison,		
Notes, 6.65%, 2029	100,000	108,643
Southern Power,		
Sr. Notes, Ser. D, 4.875%, 2015	300,000	285,939
Virginia Electric & Power,		
Sr. Notes, Ser. A, 5.375%, 2007	1,000,000	1,006,054
		5,935,803
Total Bonds and Notes		
(cost $398,812,509)		**393,341,209**

Short-Term Investments—1.8%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Goldman Sachs & Co., Tri-Party Repurchase Agreement, 3.9%, dated 10/31/2005, due 11/1/2005 in the amount of $7,001,774 (fully collateralized by $7,089,000 U.S. Treasury Notes, 3.5%, due 11/15/2006, value $7,142,021) (cost $7,001,016)	7,001,016	**7,001,016**

Investment of Cash Collateral for Securities Loaned—21.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $85,491,753)	85,491,753 [e]	**85,491,753**

Total Investments (cost $491,305,278)	**121.6%**	**485,833,978**
Liabilities, Less Cash and Receivables	**(21.6%)**	**(86,306,233)**
Net Assets	**100.0%**	**399,527,745**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005, these securities amounted to $2,118,315 or .5% of net assets.*

[b] *All or a portion of these securities are on loan. At October 31, 2005, the total market value of the fund's securities on loan is $77,212,332 and the total market value of the collateral held by the fund is $86,385,374, consisting of cash collateral of $85,491,753 and U.S. Government and Agency securities valued at $893,621.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *Purchased on a forward commitment basis.*

[e] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Government/Agencies	35.5	Corporate Bonds	20.8
U.S. Government Agencies/		Mortgage/Asset-Backed Securities	4.8
Mortgage-Backed	34.5	Foreign/Government	2.7
Short-Term/		State Government	.1
Money Market Investments	23.2		**121.6**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $77,212,332)–Note 1(b):		
Unaffiliated issuers	405,813,525	400,342,225
Affiliated issuers	85,491,753	85,491,753
Receivable for investment securities sold		8,330,270
Dividends and interest receivable		3,927,354
Receivable for shares of Capital Stock subscribed		314,863
		498,406,465
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		96,464
Cash overdraft due to Custodian		73,415
Liability for securities on loan–Note 1(b)		85,491,753
Payable for investment securities purchased		12,877,232
Payable for shares of Capital Stock redeemed		339,856
		98,878,720
Net Assets ($)		**399,527,745**
Composition of Net Assets ($):		
Paid-in capital		405,812,469
Accumulated undistributed investment income–net		18,164
Accumulated net realized gain (loss) on investments		(831,588)
Accumulated net unrealized appreciation (depreciation) on investments		(5,471,300)
Net Assets ($)		**399,527,745**

Net Asset Value Per Share

	Investor Shares	BASIC Shares
Net Assets ($)	211,701,209	187,826,536
Shares Outstanding	21,142,151	18,749,193
Net Asset Value Per Share ($)	**10.01**	**10.02**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2005

Investment Income ($):	
Income:	
Interest	17,611,350
Income on securities lending	58,673
Total Income	**17,670,023**
Expenses:	
Management fee–Note 3(a)	593,589
Distribution fee (Investor Shares)–Note 3(b)	518,569
Loan commitment fees–Note 2	2,464
Total Expenses	**1,114,622**
Investment Income–Net	**16,555,401**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(307,318)
Net unrealized appreciation (depreciation) on investments	(12,810,346)
Net Realized and Unrealized Gain (Loss) on Investments	**(13,117,664)**
Net Increase in Net Assets Resulting from Operations	**3,437,737**

See notes to financial statements.

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income−net	16,555,401	15,473,192
Net realized gain (loss) on investments	(307,318)	1,295,818
Net unrealized appreciation (depreciation) on investments	(12,810,346)	2,615,812
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,437,737**	**19,384,822**
Dividends to Shareholders from ($):		
Investment income−net:		
Investor shares	(8,764,561)	(9,000,973)
BASIC shares	(8,424,804)	(7,349,709)
Net realized gain on investments:		
Investor shares	(253,303)	(993,873)
BASIC shares	(216,262)	(710,630)
Total Dividends	**(17,658,930)**	**(18,055,185)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Investor shares	78,579,906	93,204,485
BASIC shares	92,424,445	75,296,765
Dividends reinvested:		
Investor shares	8,748,535	9,587,604
BASIC shares	5,552,384	5,897,214
Cost of shares redeemed:		
Investor shares	(76,276,839)	(113,902,366)
BASIC shares	(75,339,955)	(50,333,121)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**33,688,476**	**19,750,581**
Total Increase (Decrease) in Net Assets	**19,467,283**	**21,080,218**
Net Assets ($):		
Beginning of Period	380,060,462	358,980,244
End of Period	**399,527,745**	**380,060,462**
Undistributed investment income−net	18,164	17,836

	Year Ended October 31,	
	2005	2004
Capital Share Transactions:		
Investor Shares		
Shares sold	7,683,793	9,014,756
Shares issued for dividends reinvested	855,770	929,077
Shares redeemed	(7,452,715)	(11,024,045)
Net Increase (Decrease) in Shares Outstanding	**1,086,848**	**(1,080,212)**
BASIC Shares		
Shares sold	9,018,818	7,292,526
Shares issued for dividends reinvested	542,487	571,043
Shares redeemed	(7,346,836)	(4,869,359)
Net Increase (Decrease) in Shares Outstanding	**2,214,469**	**2,994,210**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	10.38	10.35	10.38	10.34	9.62
Investment Operations:					
Investment income—net	.41[b]	.41[b]	.40[b]	.51[b]	.59
Net realized and unrealized gain (loss) on investments	(.34)	.10	.02	.05	.72
Total from Investment Operations	.07	.51	.42	.56	1.31
Distributions:					
Dividends from investment income—net	(.43)	(.43)	(.45)	(.52)	(.59)
Dividends from net realized gain on investments	(.01)	(.05)	(.00)[c]	–	–
Total Distributions	(.44)	(.48)	(.45)	(.52)	(.59)
Net asset value, end of period	10.01	10.38	10.35	10.38	10.34
Total Return (%)	.72	5.02	4.10	5.68	13.99
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.40	.40	.40	.40	.40
Ratio of net investment income to average net assets	4.06	3.94	3.77	5.04	5.85
Portfolio Turnover Rate	46.96	44.84	99.57	37.69	90.97
Net Assets, end of period ($ x 1,000)	211,701	208,234	218,731	110,923	62,314

[a] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 5.11% to 5.04%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01.

See notes to financial statements.

BASIC Shares	Year Ended October 31,				
	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	10.39	10.36	10.39	10.35	9.63
Investment Operations:					
Investment income−net	.44[b]	.43[b]	.43[b]	.54[b]	.61
Net realized and unrealized gain (loss) on investments	(.34)	.11	.02	.05	.72
Total from Investment Operations	.10	.54	.45	.59	1.33
Distributions:					
Dividends from investment income−net	(.46)	(.46)	(.48)	(.55)	(.61)
Dividends from net realized gain on investments	(.01)	(.05)	(.00)[c]	–	–
Total Distributions	(.47)	(.51)	(.48)	(.55)	(.61)
Net asset value, end of period	10.02	10.39	10.36	10.39	10.35
Total Return (%)	.97	5.29	4.36	5.95	14.25
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.15	.15	.15	.15	.15
Ratio of net investment income to average net assets	4.31	4.19	4.06	5.32	6.11
Portfolio Turnover Rate	46.96	44.84	99.57	37.69	90.97
Net Assets, end of period ($ x 1,000)	187,827	171,827	140,249	103,194	82,050

[a] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 5.40% to 5.32%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Bond Market Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to seek to replicate the total return of the Lehman Brothers Aggregate Bond Index. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 150 million shares of $.001 par value Capital Stock. The fund is currently authorized to issue two classes of shares: Investor (50 million shares authorized) and BASIC (100 million shares authorized). BASIC shares and Investor shares are offered to any investor. Differences between the two classes include the services offered to and the expenses borne by each class, as well as their minimum purchase and account balance requirements. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments other than U.S. Treasury Bills), are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are

readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Investments in registered investment companies are valued at their net asset value. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $18,164, accumulated capital losses $953,347 and unrealized depreciation $5,349,541.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: ordinary income $17,189,456 and $16,350,682 and long-term capital gains $469,474 and $1,704,503, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for paydown gains and losses on mortgage backed securities, the fund increased accumulated undistributed investment income-net by $634,292 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line Of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing. For the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 31, 2005, each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meet-

ings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities primarily intended to result in the sale of Investor shares. The BASIC shares bear no distrib-

ution fee. During the period ended October 31, 2005, the Investor shares were charged $518,569 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $51,520 and Rule 12b-1 distribution plan fees $44,944.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $217,658,917 and $182,155,004, respectively.

At October 31, 2005, the cost of investments for federal income tax purposes was $491,183,519; accordingly, accumulated net unrealized depreciation on investments was $5,349,541, consisting of $2,337,239 gross unrealized appreciation and $7,686,780 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Bond Market Index Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian and brokers, or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Bond Market Index Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

The Fund   **39**

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the Fund hereby designates $.0127 per share
as a long-term capital gain distribution paid on December 17, 2004.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size
  companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard
  mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and
  Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency
  systems for long-range voice and data communications, as well as providing certain outdoor-
  related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

———————————

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

———————————

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

. Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus
Bond Market Index Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2005 Dreyfus Service Corporation

0310AR1005

Dreyfus Premier Midcap Stock Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Midcap Stock Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, John O'Toole.

Over the past year, the U.S. economy once again demonstrated its fortitude, expanding at a steady pace despite the headwinds of soaring energy prices, higher short-term interest rates and the Gulf Coast hurricanes. However, after rallying in the final weeks of 2004, the U.S. stock market traded within a relatively narrow range for much of 2005, when investors responded cautiously to uncertainty regarding future business conditions. While small- and midcap stocks generally produced higher returns than large-cap equities for the reporting period, we recently have seen signs of renewed strength among larger companies compared to smaller ones, and higher-quality over lower-quality stocks.

As the end of 2005 approaches, some economists have suggested that the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk to your financial advisor, who can discuss with you these issues and the potential benefits of a long-term investment perspective.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

John O'Toole, Portfolio Manager

How did Dreyfus Premier Midcap Stock Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund produced total returns of 13.70% for Class A shares, 12.84% for Class B shares, 12.88% for Class C shares, 13.99% for Class R shares and 13.44% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), which produced a total return of 17.65% for the same period.[2]

Stocks generally responded favorably to a growing economy and better-than-expected corporate earnings, with midcap stocks outperforming their small- and large-cap counterparts. The fund participated in this trend to a significant degree, deriving notably strong gains from investments in the energy and health care sectors. However, the fund's relative performance was hindered by its light exposure to high-flying coal stocks compared to the benchmark, as well as the purchase and sale of some individual holdings, particularly in the consumer cyclicals area.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of midsize companies.

The fund invests primarily in a blended portfolio of growth and value stocks of mid-capitalization companies, which are chosen through a disciplined investment process that combines computer-modeling techniques, fundamental analysis and risk management.

The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the S&P 400 Index.

In selecting securities, Dreyfus uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics,

including: *value,* or how a stock is priced relative to its perceived intrinsic worth; *growth,* in this case the sustainability or growth of earnings; and *financial profile,* which measures the financial health of the company.

What other factors influenced the fund's performance?

Midcap stocks fared well in an environment of moderate economic growth during the reporting period. However, much of the market's rise was concentrated in energy stocks as soaring oil and gas prices drove profits for energy-related companies to record levels. The fund captured even greater gains from its energy holdings than the benchmark, led by diversified oil and gas company Energen and refinery operators Tesoro and Sunoco.

Similarly, a favorable pricing environment enabled many midcap health care service providers to post robust gains. Although the fund failed to invest in a few of the health care sector's better performers, other holdings in the industry group produced substantial gains, enabling the fund's health care returns to exceed that of the benchmark's health care component. Top performers included medical services providers Coventry Health Care and Pacificare Health Systems, the latter of which received a buy-out offer, and biotechnology firm United Therapeutics, which delivered better-than-expected earnings.

Other individual holdings also helped support the fund's performance. One of the more notable of these, natural foods supermarket chain Whole Foods Market, rose on the strength of its geographic expansion. Another particularly strong performer, electronic transactions processor Global Payments, consistently beat earnings expectations, benefiting from trends toward the globalization and computerization of trade.

On the negative side, the fund's disciplined, valuation-conscious investment approach caused it to be underweighted to seemingly high-priced coal stocks. However, escalating commodity prices caused coal stocks to rise sharply during the reporting period, undermining the fund's performance relative to the benchmark in the producer goods sector. Among consumer cyclical stocks, apparel retailer

Abercrombie & Fitch contributed to the fund's gains, but the purchase of other retailers, such as Chico's FAS, Aeropostale and American Eagle Outfitters, proved disappointing.

In the financials area, a lack of exposure over most of the reporting period to brokerage firm Legg Mason hurt the fund's relative performance. Finally, Puerto Rico-based savings and loan Doral Financial detracted from returns when questions arose concerning the value of certain company assets. The fund limited its losses by selling its position in Doral during the first half of the reporting period.

What is the fund's current strategy?

With the economy showing signs of slower growth as it moves to the next phase of the economic cycle, investors currently appear to be favoring companies with relatively predictable earnings and the ability to deliver consistently positive financial results under a variety of economic conditions. We believe the fund is well-positioned to benefit in this environment. The fund's holdings are well-diversified, emphasizing companies that, in our view, have clear earnings histories and solid business prospects. We have continued to maintain the fund's disciplined focus on midcap stocks, where we have continued to find opportunities among well-established companies offering excellent growth potential.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize-company segment of the U.S. market.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Midcap Stock Fund Class A shares and Class R shares and the Standard & Poor's MidCap 400 Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B, Class C and Class R shares of Dreyfus Premier Midcap Stock Fund on 10/31/95 to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class R shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/05*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		7.16%	3.44%	11.23%	
without sales charge		13.70%	4.67%	11.89%	
Class B shares					
with applicable redemption charge †	1/16/98	8.84%	3.56%	–	6.80%††
without redemption	1/16/98	12.84%	3.90%	–	6.80%††
Class C shares					
with applicable redemption charge †††	1/16/98	11.88%	3.91%	–	6.65%
without redemption	1/16/98	12.88%	3.91%	–	6.65%
Class R shares		13.99%	4.95%	12.18%	
Class T shares					
with applicable sales charge (4.5%)	8/16/99	8.32%	3.45%	–	5.93%
without sales charge	8/16/99	13.44%	4.41%	–	6.72%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Midcap Stock Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.15	$ 11.11	$ 11.11	$ 5.83	$ 8.47
Ending value (after expenses)	$1,102.40	$1,098.40	$1,098.80	$1,104.00	$1,101.20

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.87	$ 10.66	$ 10.66	$ 5.60	$ 8.13
Ending value (after expenses)	$1,018.40	$1,014.62	$1,014.62	$1,019.66	$1,017.14

† *Expenses are equal to the fund's annualized expense ratio of 1.35% for Class A, 2.10% for Class B, 2.10% for Class C, 1.10% for Class R and 1.60% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

October 31, 2005

Common Stocks—100.0%	Shares	Value ($)
Aerospace & Defense—.5%		
Teledyne Technologies	23,700 [a]	**835,662**
Banks—3.8%		
Bank of Hawaii	28,850	1,482,313
BankAtlantic Bancorp, Cl. A	57,400	797,286
Colonial BancGroup	59,500	1,448,825
Investors Financial Services	27,900	1,065,222
SVB Financial Group	22,900 [a]	1,138,359
Wilmington Trust	21,800	826,438
		6,758,443
Biotechnology—2.7%		
Cephalon	18,900 [a]	861,651
Invitrogen	23,100 [a]	1,468,929
Sepracor	28,900 [a]	1,625,625
United Therapeutics	10,800 [a]	797,688
		4,753,893
Chemicals—2.7%		
Brady, Cl. A	23,600	678,972
FMC	26,600 [a]	1,448,104
Lyondell Chemical	38,800	1,039,840
Sherwin-Williams	17,150	729,733
Sigma-Aldrich	14,750	939,575
		4,836,224
Clothing Stores—3.1%		
Abercrombie & Fitch, Cl. A	26,400	1,372,536
Aeropostale	31,300 [a]	611,602
American Eagle Outfitters	62,700	1,476,585
Chico's FAS	31,800 [a]	1,257,372
Pacific Sunwear of California	31,800 [a]	795,636
		5,513,731
Computer Hardware—2.9%		
Imation	22,300	954,663
Komag	28,500 [a]	764,370
SanDisk	30,200 [a]	1,778,478
Tech Data	26,800 [a]	928,352
Western Digital	63,200 [a]	764,720
		5,190,583

Common Stocks (continued)	Shares	Value ($)
Computer Software—2.9%		
Autodesk	32,000	1,444,160
Intuit	19,400 a	891,042
Novell	118,000 a	899,160
Sybase	39,900 a	887,775
Transaction Systems Architects	36,200 a	977,762
		5,099,899
Computer Software/Services—.0%		
HPL Technologies	34,145 a	**9,868**
Construction—2.7%		
Eagle Materials	8,800	937,112
Florida Rock Industries	15,150	862,035
Lennar, Cl. A	20,150	1,119,937
Standard-Pacific	26,800	1,033,944
Toll Brothers	21,800 a	804,638
		4,757,666
Consumer Cyclical—2.0%		
Scotts Miracle-Gro, Cl. A	12,500	1,097,375
Whole Foods Market	16,500	2,378,145
		3,475,520
Consumer Durables—.8%		
HNI	17,100	836,190
Toro	17,500	638,925
		1,475,115
Diversified Metals & Mining—2.6%		
Nucor	17,100	1,023,435
Peabody Energy	26,500	2,071,240
Quanex	15,200	880,232
Silgan Holdings	21,500	691,655
		4,666,562
Drugs—1.7%		
Barr Pharmaceuticals	31,700 a	1,821,165
Endo Pharmaceuticals Holdings	24,300 a	654,156
First Horizon Pharmaceutical	31,900 a	460,317
		2,935,638

Common Stocks (continued)	Shares	Value ($)
Energy Reserves–3.1%		
Newfield Exploration	34,900 [a]	1,582,017
Noble Energy	32,600	1,305,630
Pioneer Natural Resources	25,900	1,296,295
Plains Exploration & Production	34,100 [a]	1,329,900
		5,513,842
Environmental Services–.8%		
Republic Services	38,600	**1,364,510**
Financial–1.2%		
Downey Financial	13,000	792,350
FirstFed Financial	23,500 [a]	1,257,015
		2,049,365
Financial Services–1.5%		
AmeriCredit	63,000 [a]	1,408,050
First Marblehead	10,400	307,736
IndyMac Bancorp	27,100	1,011,643
		2,727,429
Food & Beverages–2.1%		
Gold Kist	64,700 [a]	1,112,193
Hormel Foods	57,600	1,831,680
Pilgrim's Pride	25,100	790,148
		3,734,021
Forestry & Paper–.5%		
Potlatch	18,200	**814,086**
Health Care–.3%		
Kindred Healthcare	19,900 [a]	**557,200**
Heavy Electrical Equipment–.5%		
Rockwell Automation	15,500	**823,825**
Hotels & Motels–1.1%		
Choice Hotels International	28,400	939,756
Penn National Gaming	32,100 [a]	948,555
		1,888,311
Industrial Parts–2.6%		
Energizer Holdings	20,400 [a]	1,029,996
ESCO Technologies	19,900 [a]	860,874

Common Stocks (continued)	Shares	Value ($)
Industrial Parts (continued)		
Graco	20,700	709,389
Stanley Works	23,900	1,145,527
Teleflex	13,300	880,327
		4,626,113
Industrial Services—2.5%		
Bright Horizons Family Solutions	16,300 [a]	651,511
Copart	50,900 [a]	1,190,551
Education Management	28,700 [a]	885,108
ITT Educational Services	21,850 [a]	1,207,868
Rollins	27,000	513,540
		4,448,578
Information Services—4.2%		
Catalina Marketing	27,700	721,862
Cognizant Technology Solutions, Cl. A	39,900 [a]	1,754,802
Corporate Executive Board	12,500	1,033,000
Equifax	28,400	978,948
Getty Images	12,500 [a]	1,037,625
Global Payments	35,400	1,516,890
NAVTEQ	11,100 [a]	434,232
		7,477,359
Interest Sensitive—2.4%		
AMB Property	20,500	905,690
Dime Bancorp (Warrants)	68,300 [a]	8,879
La Quinta	82,600 [a]	689,710
New Century Financial	17,650	544,855
Regency Centers	16,600	924,122
Weingarten Realty Investors	35,100	1,248,156
		4,321,412
Leisure Products—1.2%		
Harman International Industries	14,900	1,487,914
Polaris Industries	13,950	629,006
		2,116,920
Life Insurance—.7%		
Lincoln National	24,500	**1,239,945**
Machinery—.5%		
Joy Global	19,100	**876,117**

Common Stocks (continued)	Shares	Value ($)
Media−.5%		
Cox Radio, Cl. A	37,750 [a]	539,825
Gemstar-TV Guide International	120,700 [a]	313,820
		853,645
Medical Services−2.9%		
Apria Healthcare Group	12,025 [a]	277,417
Covance	21,400 [a]	1,041,110
Coventry Health Care	18,950 [a]	1,023,110
Humana	21,600 [a]	958,824
Magellan Health Services	20,100 [a]	597,573
Pacificare Health Systems	16,000 [a]	1,317,760
		5,215,794
Medical Supplies−3.9%		
Dade Behring Holdings	22,100	795,821
Diagnostic Products	16,850	709,385
Hospira	27,400 [a]	1,091,890
Sybron Dental Specialties	22,900 [a]	982,410
Thermo Electron	37,900 [a]	1,144,201
Varian Medical Systems	47,950 [a]	2,184,602
		6,908,309
Motor Vehicles−1.3%		
Autoliv	19,100	820,536
Bandag	20,100	854,250
Genuine Parts	14,300	634,491
		2,309,277
Oil Refining & Distribution−.7%		
Sunoco	7,800	581,100
Tesoro	12,000	733,800
		1,314,900
Oil Services−3.5%		
Hydril	18,650 [a]	1,237,241
Lone Star Technologies	18,900 [a]	864,675
Patterson-UTI Energy	58,500	1,996,605
Pride International	71,700 [a]	2,012,619
		6,111,140
Property/Casualty Insurance−4.7%		
Allmerica Financial	35,700	1,360,170

Common Stocks *(continued)*	Shares	Value ($)
Property/Casualty Insurance *(continued)*		
American Financial Group	47,100	1,609,878
Mercury General	13,900	840,255
Philadelphia Consolidated Holding	9,900 [a]	952,974
ProAssurance	14,700 [a]	687,960
Selective Insurance Group	16,600	911,506
State Auto Financial	27,900	919,026
Unitrin	22,300	1,025,800
		8,307,569
Publishing—1.5%		
John H. Harland	17,700	736,143
Washington Post, Cl. B	2,600	1,937,000
		2,673,143
Real Estate Investment Trust—.9%		
CBL & Associates Properties	15,700	586,395
Pennsylvania Real Estate Investment Trust	27,700	1,066,450
		1,652,845
Restaurants—1.4%		
Applebee's International	42,500	931,175
Domino's Pizza	34,800	832,416
Sonic	22,100 [a]	639,574
		2,403,165
Securities & Asset Management—2.7%		
AG Edwards	29,000	1,227,280
Apollo Investment	45,300	846,204
Legg Mason	8,000	858,480
National Financial Partners	21,700	981,491
T Rowe Price Group	14,500	950,040
		4,863,495
Semiconductors—4.4%		
Arrow Electronics	65,900 [a]	1,944,709
Avnet	51,100 [a]	1,177,855
Cymer	23,100 [a]	805,035
Freescale Semiconductor, Cl. B	49,000 [a]	1,170,120
Lam Research	28,700 [a]	968,338

Common Stocks (continued)	Shares	Value ($)
Semiconductors (continued)		
Microchip Technology	27,700	835,709
National Semiconductor	35,900	812,417
		7,714,183
Specialty Retail/Stores—4.1%		
Barnes & Noble	28,800	1,041,408
CDW	34,200	1,927,170
Claire's Stores	47,050	1,225,652
Guitar Center	17,800 [a]	927,558
Hibbett Sporting Goods	23,750 [a]	622,963
Michaels Stores	44,800	1,481,984
		7,226,735
Technology—2.7%		
Adtran	15,100	456,775
Amphenol, Cl. A	33,400	1,334,998
Harris	59,500	2,445,450
Laboratory Corp. of America Holdings	12,200 [a]	588,650
		4,825,873
Textiles & Apparel—.4%		
K-Swiss, Cl. A	21,500	**654,675**
Truck/Sea/Air Freight—2.8%		
CH Robinson Worldwide	26,600	937,916
CNF	25,300	1,423,631
JB Hunt Transport Services	78,700	1,527,567
Overseas Shipholding Group	23,400	1,113,840
		5,002,954
Utilities—7.6%		
Black Hills	33,800	1,405,066
CenturyTel	33,800	1,106,274
Energen	18,300	688,080
Great Plains Energy	41,800	1,200,078
NiSource	40,400	955,460
NRG Energy	26,000 [a]	1,118,260
Oneok	29,300	842,082
Pinnacle West Capital	21,900	914,544

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Questar	20,550	1,618,312
SCANA	40,350	1,600,685
UGI	22,500	531,000
WPS Resources	27,850	1,519,496
		13,499,337
Wireless Telecommunications−.4%		
NII Holdings, Cl. B	9,000 a	**746,280**
Total Investments (cost $158,597,271)	**100.0%**	**177,171,156**
Cash and Receivables (Net)	**.0%**	**41,976**
Net Assets	**100.0%**	**177,213,132**

a   Non-income producing.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Utilities	7.6	Energy Reserves	3.1
Property/Casualty Insurance	4.7	Clothing Stores	3.1
Semiconductors	4.4	Medical Services	2.9
Information Services	4.2	Computer Hardware	2.9
Specialty Retail/Stores	4.1	Computer Software	2.9
Medical Supplies	3.9	Other	48.9
Banks	3.8		
Oil Services	3.5		**100.0**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	158,597,271	177,171,156
Receivable for investment securities sold		639,720
Dividends		87,807
Receivable for shares of Capital Stock subscribed		62,409
		177,961,092
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		228,632
Cash overdraft due to Custodian		377,742
Payable for shares of Capital Stock redeemed		141,586
		747,960
Net Assets ($)		**177,213,132**
Composition of Net Assets ($):		
Paid-in capital		110,780,886
Accumulated undistributed investment income–net		11,388
Accumulated net realized gain (loss) on investments		47,846,973
Accumulated net unrealized appreciation (depreciation) on investments		18,573,885
Net Assets ($)		**177,213,132**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	93,532,646	33,992,391	16,562,674	31,737,901	1,387,520
Shares Outstanding	4,643,371	1,801,288	876,131	1,541,553	70,032
Net Asset Value Per Share ($)	**20.14**	**18.87**	**18.90**	**20.59**	**19.81**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):

Income:

Cash dividends (net of $1,271 foreign taxes withheld at source)	2,421,818
Interest	10,027
Income on securities lending	8,641
Total Income	**2,440,486**
Expenses:	
Management fee–Note 3(a)	2,249,672
Distribution and service plan fees–Note 3(b)	839,287
Interest expense–Note 2	2,769
Loan commitment fees–Note 2	1,235
Total Expenses	**3,092,963**
Investment (Loss)–Net	**(652,477)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	48,609,744
Net unrealized appreciation (depreciation) on investments	(17,779,779)
Net Realized and Unrealized Gain (Loss) on Investments	**30,829,965**
Net Increase in Net Assets Resulting from Operations	**30,177,488**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment (loss)–net	(652,477)	(812,560)
Net realized gain (loss) on investments	48,609,744	36,810,135
Net unrealized appreciation (depreciation) on investments	(17,779,779)	(15,814,013)
Net Increase (Decrease) in Net Assets Resulting from Operations	**30,177,488**	**20,183,562**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(2,444,137)	–
Class B shares	(752,920)	–
Class C shares	(306,980)	–
Class R shares	(688,497)	–
Class T shares	(28,405)	–
Total Dividends	**(4,220,939)**	**–**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	26,659,128	56,193,672
Class B shares	2,265,657	3,658,021
Class C shares	2,814,159	2,562,830
Class R shares	3,278,612	8,758,567
Class T shares	622,153	932,981
Dividends reinvested:		
Class A shares	2,298,869	–
Class B shares	683,221	–
Class C shares	214,569	–
Class R shares	627,042	–
Class T shares	28,207	–
Cost of shares redeemed:		
Class A shares	(108,753,353)	(57,453,703)
Class B shares	(13,791,300)	(17,127,091)
Class C shares	(4,207,941)	(3,802,293)
Class R shares	(15,531,480)	(32,606,811)
Class T shares	(1,015,043)	(965,386)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(103,807,500)**	**(39,849,213)**
Total Increase (Decrease) in Net Assets	**(77,850,951)**	**(19,665,651)**
Net Assets ($):		
Beginning of Period	255,064,083	274,729,734
End of Period	**177,213,132**	**255,064,083**
Undistributed investment income–net	11,388	1,381

	Year Ended October 31,	
	2005	2004
Capital Share Transactions:		
Class A[a]		
Shares sold	1,371,436	3,211,337
Shares issued for dividends reinvested	122,021	–
Shares redeemed	(5,589,471)	(3,284,588)
Net Increase (Decrease) in Shares Outstanding	**(4,096,014)**	**(73,251)**
Class B[a]		
Shares sold	122,026	218,577
Shares issued for dividends reinvested	38,469	–
Shares redeemed	(753,064)	(1,030,451)
Net Increase (Decrease) in Shares Outstanding	**(592,569)**	**(811,874)**
Class C		
Shares sold	153,451	154,672
Shares issued for dividends reinvested	12,054	–
Shares redeemed	(229,793)	(230,764)
Net Increase (Decrease) in Shares Outstanding	**(64,288)**	**(76,092)**
Class R		
Shares sold	164,945	491,604
Shares issued for dividends reinvested	32,642	–
Shares redeemed	(790,894)	(1,852,057)
Net Increase (Decrease) in Shares Outstanding	**(593,307)**	**(1,360,453)**
Class T		
Shares sold	32,424	54,433
Shares issued for dividends reinvested	1,519	–
Shares redeemed	(52,239)	(56,275)
Net Increase (Decrease) in Shares Outstanding	**(18,296)**	**(1,842)**

[a] *During the period ended October 31, 2005, 382,760 Class B shares representing $7,006,551 were automatically converted to 360,131 Class A shares and during the period ended October 31, 2004, 538,483 Class B shares representing $8,971,983 were automatically converted to 510,118 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	18.02	16.68	13.16	13.73	19.99
Investment Operations:					
Investment (loss)−net[a]	(.03)	(.03)	(.03)	(.03)	(.04)
Net realized and unrealized gain (loss) on investments	2.48	1.37	3.55	(.54)	(2.69)
Total from Investment Operations	2.45	1.34	3.52	(.57)	(2.73)
Distributions:					
Dividends from net realized gain on investments	(.33)	–	–	–	(3.53)
Net asset value, end of period	20.14	18.02	16.68	13.16	13.73
Total Return (%)[b]	13.70	8.10	26.67	(4.15)	(15.81)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment (loss) to average net assets	(.14)	(.17)	(.24)	(.24)	(.31)
Portfolio Turnover Rate	87.40	77.47	92.97	65.85	82.49
Net Assets, end of period ($ x 1,000)	93,533	157,483	146,958	105,449	81,028

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

| | Year Ended October 31, | | | | |
Class B Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	17.03	15.87	12.62	13.26	19.57
Investment Operations:					
Investment (loss)−net[a]	(.17)	(.15)	(.13)	(.14)	(.14)
Net realized and unrealized gain (loss) on investments	2.34	1.31	3.38	(.50)	(2.64)
Total from Investment Operations	2.17	1.16	3.25	(.64)	(2.78)
Distributions:					
Dividends from net realized gain on investments	(.33)	–	–	–	(3.53)
Net asset value, end of period	18.87	17.03	15.87	12.62	13.26
Total Return (%)[b]	12.84	7.31	25.75	(4.83)	(16.47)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.10	2.10	2.10	2.10	2.10
Ratio of net investment (loss) to average net assets	(.92)	(.91)	(.98)	(.98)	(1.06)
Portfolio Turnover Rate	87.40	77.47	92.97	65.85	82.49
Net Assets, end of period ($ x 1,000)	33,992	40,755	50,866	42,067	37,556

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class C Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	17.06	15.90	12.64	13.29	19.59
Investment Operations:					
Investment (loss)–net[a]	(.17)	(.15)	(.13)	(.14)	(.14)
Net realized and unrealized gain (loss) on investments	2.34	1.31	3.39	(.51)	(2.63)
Total from Investment Operations	2.17	1.16	3.26	(.65)	(2.77)
Distributions:					
Dividends from net realized gain on investments	(.33)	–	–	–	(3.53)
Net asset value, end of period	18.90	17.06	15.90	12.64	13.29
Total Return (%)[b]	12.88	7.30	25.79	(4.89)	(16.40)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.10	2.10	2.10	2.10	2.10
Ratio of net investment (loss) to average net assets	(.93)	(.92)	(.99)	(.99)	(1.06)
Portfolio Turnover Rate	87.40	77.47	92.97	65.85	82.49
Net Assets, end of period ($ x 1,000)	16,563	16,041	16,164	11,587	8,203

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class R Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	18.37	16.95	13.35	13.89	20.14
Investment Operations:					
Investment income (loss)−net [a]	.02	.02	.01	.00[b]	(.01)
Net realized and unrealized gain (loss) on investments	2.53	1.40	3.59	(.54)	(2.71)
Total from Investment Operations	2.55	1.42	3.60	(.54)	(2.72)
Distributions:					
Dividends from net realized gain on investments	(.33)	–	–	–	(3.53)
Net asset value, end of period	20.59	18.37	16.95	13.35	13.89
Total Return (%)	13.99	8.38	26.97	(3.89)	(15.56)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.10	1.10	1.10	1.10
Ratio of net investment income (loss) to average net assets	.08	.09	.04	.02	(.06)
Portfolio Turnover Rate	87.40	77.47	92.97	65.85	82.49
Net Assets, end of period ($ x 1,000)	31,738	39,215	59,256	73,575	86,251

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

		Year Ended October 31,			
Class T Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	17.77	16.49	13.05	13.64	19.93
Investment Operations:					
Investment (loss)–net [a]	(.08)	(.07)	(.07)	(.12)	(.07)
Net realized and unrealized gain (loss) on investments	2.45	1.35	3.51	(.47)	(2.69)
Total from Investment Operations	2.37	1.28	3.44	(.59)	(2.76)
Distributions:					
Dividends from net realized gain on investments	(.33)	–	–	–	(3.53)
Net asset value, end of period	19.81	17.77	16.49	13.05	13.64
Total Return (%) [b]	13.44	7.83	26.28	(4.32)	(16.04)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.60	1.60	1.60	1.60	1.60
Ratio of net investment (loss) to average net assets	(.43)	(.42)	(.49)	(.83)	(.53)
Portfolio Turnover Rate	87.40	77.47	92.97	65.85	82.49
Net Assets, end of period ($ x 1,000)	1,388	1,570	1,486	734	243

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Midcap Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 488 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (22 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (66 million shares authorized) and Class T shares (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class R shares are offered without a front end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from

securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex–dividend date and interest income, including, where applicable, accretion of discount and amortization premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex–dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $13,002,032, undistributed capital gains $34,981,443 and unrealized appreciation $18,448,771.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004 was as follows: long–term capital gains $4,220,939 and $0.

During the period ended October 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses and real estate investment trusts, the fund increased accumulated undistributed investment income–net by $662,484, decreased accumulated net realized gain (loss) on investments by $659,165 and decreased paid–in capital by $3,319. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2005, was approximately $96,700, with a related weighted average annualized interest rate of 2.86%.

NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for

travel and out-of-pocket expenses. With respect to Board Meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended October 31, 2005, the Distributor retained $18,216 and $3,860 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $64,112 and $2,077 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the

Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1, (the "Service Plan") under which Class B, Class C and Class T shares pay the Distributor for providing services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2005, Class A, Class B, Class C and Class T shares were charged $281,846, $286,553, $125,564 and $3,976, respectively, pursuant to their respective Plans, and Class B, Class C and Class T shares were charged $95,518, $41,854 and $3,976, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $165,613, Rule 12b-1 distribution plans fees $52,032 and service plan fees $10,987.

(c) The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $178,779,657 and $288,020,162, respectively.

At October 31, 2005, the cost of investments for federal income tax purposes was $158,722,385; accordingly, accumulated net unrealized appreciation on investments was $18,448,771, consisting of $26,055,777 gross unrealized appreciation and $7,607,006 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Midcap Stock Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Midcap Stock Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For Federal tax purposes, the fund hereby designates $.3260 per share as a long-term capital gain distribution paid on December 9, 2004.

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
- Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
- BDML Holdings, an insurance company, Chairman of the Board
- Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

———————————

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Centurion Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

———————————

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
- Boston College, Associate Trustee
- The Greater Boston Chamber of Commerce, Director
- Mass. Development, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Midcap Stock Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



Dreyfus Disciplined Stock Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Disciplined Stock Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Sean P. Fitzgibbon.

Over the past year, the U.S. economy once again demonstrated its fortitude, expanding at a steady pace despite the headwinds of soaring energy prices, higher short-term interest rates and the Gulf Coast hurricanes. However, after rallying in the final weeks of 2004, the U.S. stock market traded within a relatively narrow range for much of 2005, when investors responded cautiously to uncertainty regarding future business conditions. While small- and midcap stocks generally produced higher returns than large-cap equities for the reporting period, we recently have seen signs of renewed strength among larger companies compared to smaller ones, and higher-quality over lower-quality stocks.

As the end of 2005 approaches, some economists have suggested that the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk to your financial advisor, who can discuss with you these issues and the potential benefits of a long-term investment perspective.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Sean Fitzgibbon, Portfolio Manager

How did Dreyfus Disciplined Stock Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund produced a total return of 9.37%.[1] For the same period, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, produced a total return of 8.72%.[2]

Stocks generally rose on the strength of continued economic growth. The fund slightly outperformed its benchmark, primarily due to strong gains in the energy sector and above-average returns in the consumer staples, consumer discretionary and financial sectors.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies.

The fund invests in a diversified portfolio of large-cap companies that we believe meet our standards for value and growth. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer-modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the S&P 500 Index.

In addition to identifying what we believe are attractive investment opportunities, our approach has been designed to manage the risks associated with modifying the fund's sector and industry exposure often in an effort to capitalize on those sectors and industries currently in favor. We do not believe that the advantages of attempting to rotate in and out of various industry sectors outweigh the risks of such moves. Instead, our goal is to minimize these risks by being fully invested and remaining industry and sector neutral in relation to the S&P 500 Index.

The result is a broadly diversified portfolio of carefully selected stocks. At the end of the reporting period, the fund held positions in approximately 104 stocks across 10 economic sectors. Our 10 largest holdings accounted for approximately 24% of the portfolio, so that the fund's performance was not overly dependent on any one stock but was determined by a large number of securities.

What other factors influenced the fund's performance?

Although stocks in a wide range of industry groups performed well during the reporting period, the market's strength was concentrated in the energy sector, where high oil and gas prices led to particularly robust earnings. In most other economic sectors, the growth rate appeared to moderate as rising interest rates and higher energy prices took their toll.

The fund made effective use of both these economic trends. First, it entered the reporting period with relatively heavy exposure to energy stocks, participating heavily in their gains. Top performers ranged from major integrated oil and gas giants, such as Exxon Mobil, to oilfield service providers, such as Transocean, and independent oil and gas companies, such as Devon Energy. We later trimmed the fund's energy holdings due to rising valuations.

Second, in light of trends toward slowing economic growth, the fund gradually shifted some assets from the consumer discretionary area to traditionally defensive consumer staples stocks. For example, the fund sold its position in online auctioneer eBay in December 2004, locking in substantial gains while avoiding the stock's subsequent decline. Instead, the fund emphasized consumer staples holdings such as tobacco and food producer Altria Group and consumer products maker Gillette, which was purchased by Procter & Gamble. The fund also enjoyed strong contributions from higher-end retailers, such as Coach, that proved less sensitive than mass merchandisers to a slowdown in consumer spending.

In the financial sector, the fund successfully avoided most banks and other interest-sensitive issues in favor of better-performing brokerage and asset management firms, such as Franklin Resources and Goldman Sachs Group.

Of course, the fund suffered its share of disappointments as well. Metal mining concerns, a group in which the fund held relatively little exposure, exhibited surprising strength. However, aluminum producer Alcoa, one of the fund's few holdings in the area, experienced declines due to company-specific problems. In the telecommunications sector, returns were undermined by the fund's lack of direct exposure to wireless telephone companies. The fund's one related holding, Verizon Communications, lagged the averages.

What is the fund's current strategy?

As of the end of the reporting period, we have continued to position the fund for an environment of slow, steady economic growth. We have emphasized companies that we believe are positioned to deliver consistent results as the economy enters a more mature phase. Accordingly, the fund remains overweighted in the consumer staples sector, which historically has provided steady growth, and underweighted in the telecommunications sector, where pricing power has been weakened by stiff competition. In other sectors, we have focused on individual companies and industries that, in our judgment, appear well positioned for the current market environment.

November 15, 2005

1   *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation in effect through April 4, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

2   *SOURCE: LIPPER, INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Disciplined Stock Fund and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 10/31/05*

	1 Year	5 Years	10 Years
Fund	**9.37%**	**(3.70)%**	**7.96%**

† Source: Lipper Inc.
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
All performance information reflects the performance of the fund's previously existing Retail shares (which were not subject to any Rule 12b-1 fee) through December 15, 1997, and the fund's single class of shares (which are subject to a 0.10% Rule 12b-1 fee) from December 16, 1997, through October 31, 2005.
The above graph compares a $10,000 investment made in Dreyfus Disciplined Stock Fund on 10/31/95 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index) on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Disciplined Stock Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 4.65
Ending value (after expenses)	$1,048.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 4.58
Ending value (after expenses)	$1,020.67

† *Expenses are equal to the fund's annualized expense ratio of .90%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

Common Stocks—99.5%	Shares	Value ($)
Consumer Discretionary—10.6%		
Advance Auto Parts	183,420 a	6,878,250
Carnival	110,740 b	5,500,456
Coach	159,350 a	5,127,883
Comcast, Cl. A	271,090 a	7,544,435
Hilton Hotels	233,160	4,534,962
Home Depot	252,680	10,369,987
JC Penney	163,960	8,394,752
Marriott International, Cl. A	168,600	10,051,932
McDonald's	379,300	11,985,880
Nike, Cl. B	68,380	5,747,339
Omnicom Group	68,690	5,698,522
Time Warner	744,870	13,281,032
Walt Disney	514,710	12,543,483
Whirlpool	81,460	6,394,610
		114,053,523
Consumer Staples—11.1%		
Altria Group	407,820	30,606,891
CVS	243,220 b	5,937,000
Diageo, ADR	100,930	5,998,270
Kellogg	132,010	5,830,882
Kroger	275,710 a	5,486,629
PepsiCo	243,870	14,407,840
Procter & Gamble	591,479	33,116,909
Wal-Mart Stores	380,680	18,009,971
		119,394,392
Energy—9.2%		
Anadarko Petroleum	52,850	4,794,023
Chevron	148,670	8,484,597
ConocoPhillips	266,140	17,400,233
Devon Energy	232,542	14,040,886
Exxon Mobil	630,700	35,407,498
Transocean	146,350 a,b	8,413,661
Weatherford International	166,030 a	10,393,478
		98,934,376

Common Stocks (continued)	Shares	Value ($)
Financial−20.5%		
American Express	103,080	5,130,291
American International Group	143,190	9,278,712
Bank of America	691,360	30,240,086
Bear Stearns Cos.	73,390	7,764,662
Chubb	134,090	12,466,347
CIT Group	241,700	11,052,941
Citigroup	543,660	24,888,755
Countrywide Financial	147,490	4,685,757
E*Trade Financial	396,940 a	7,363,237
Freddie Mac	83,360 b	5,114,136
Goldman Sachs Group	103,130	13,032,538
Hartford Financial Services Group	73,940	5,896,715
JPMorgan Chase & Co.	471,420	17,263,400
Lehman Brothers Holdings	93,900	11,237,013
Merrill Lynch & Co.	175,290	11,348,275
MetLife	177,280	8,759,405
Northern Trust	122,380	6,559,568
Prudential Financial	81,280	5,916,371
Wachovia	443,130	22,386,928
		220,385,137
Health Care−13.2%		
Aetna	39,210	3,472,437
Amgen	68,260 a	5,171,377
Emdeon	778,430 a	7,161,556
Fisher Scientific International	176,710 a	9,984,115
Genzyme	74,880 a	5,413,824
Hospira	145,100 a	5,782,235
Johnson & Johnson	317,610	19,888,738
Laboratory Corp. of America Holdings	96,380 a	4,650,335
Medtronic	99,400	5,632,004
Omnicare	113,400	6,134,940
Pfizer	879,344	19,116,939
Sanofi-Aventis, ADR	127,550	5,117,306
St. Jude Medical	133,110 a	6,398,598

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Triad Hospitals	179,740 [a]	7,392,706
WellPoint	196,120 [a]	14,646,242
Wyeth	365,920	16,305,395
		142,268,747
Industrial—11.5%		
Burlington Northern Santa Fe	96,600	5,994,996
Caterpillar	98,740	5,192,736
Danaher	193,150	10,063,115
Eaton	85,000	5,000,550
Emerson Electric	130,050	9,044,978
General Electric	1,017,120	34,490,539
Honeywell International	109,740	3,753,108
Lockheed Martin	108,470	6,568,943
Norfolk Southern	183,800	7,388,760
Rockwell Automation	140,080	7,445,252
Textron	129,390	9,321,256
Tyco International	375,290	9,903,903
United Technologies	178,720	9,164,762
		123,332,898
Information Technology—15.0%		
Apple Computer	207,010 [a]	11,921,706
CheckFree	172,200 [a]	7,318,500
Cisco Systems	247,190 [a]	4,313,466
Dell	128,580 [a]	4,099,130
EMC/Massachusetts	647,470 [a]	9,038,681
Global Payments	136,420	5,845,597
Google, Cl. A	25,870 [a]	9,627,262
Hewlett-Packard	518,660	14,543,226
Ingram Micro, Cl. A	310,580 [a]	5,621,498
Intel	419,570	9,859,895

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
International Business Machines	240,640	19,703,603
Lucent Technologies (Warrants)	1,426 [a]	984
Microsoft	1,141,980	29,348,886
Motorola	255,760	5,667,642
Oracle	655,370 [a]	8,310,092
Qualcomm	303,920	12,083,859
Texas Instruments	155,120	4,428,676
		161,732,703
Materials—2.9%		
Air Products & Chemicals	135,770	7,771,475
Alcoa	390,390	9,482,573
Dow Chemical	132,860	6,092,960
E I Du Pont de Nemours & Co.	103,330	4,307,828
PPG Industries	52,780	3,165,217
		30,820,053
Telecommunication Services—2.1%		
SBC Communications	348,780	8,318,403
Verizon Communications	465,060	14,654,041
		22,972,444
Utilities—3.4%		
Constellation Energy Group	150,770	8,262,196
PG & E	406,470	14,787,379
Sempra Energy	298,610	13,228,423
		36,277,998
Total Common Stocks		
(cost $922,324,029)		**1,070,172,271**

Short-Term Investment—.5%	Principal Amount ($)	Value ($)
U.S. Treasury Bill;		
3.62%, 11/25/2005		
(cost $5,691,232)	5,705,000	**5,691,194**

Investment of Cash Collateral for Securities Loaned—.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $2,780,950)	2,780,950 c	**2,780,950**
Total Investments (cost $930,796,211)	**100.3%**	**1,078,644,415**
Liabilities, Less Cash and Receivables	**(.3%)**	**(2,706,422)**
Net Assets	**100.0%**	**1,075,937,993**

ADR—American Depository Receipts.

a   Non-income producing.

b   All or a portion of these securities are on loan. At October 31, 2005, the total market value of the fund's securities on loan is $16,150,113 and the total market value of the collateral held by the fund is $16,678,996, consisting of cash collateral of $2,780,950 and U.S. Government and agency securities valued at $13,898,046.

c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	20.5	Energy	9.2
Information Technology	15.0	Utilities	3.4
Health Care	13.2	Materials	2.9
Industrial	11.5	Telecommunication Services	2.1
Consumer Staples	11.1	Short-Term/Money Market Investments	.8
Consumer Discretionary	10.6		**100.3**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $16,150,113)–Note 1(b):		
Unaffiliated issuers	928,015,261	1,075,863,465
Affiliated issuers	2,780,950	2,780,950
Cash		69,803
Receivable for investment securities sold		1,624,196
Dividends and interest receivable		733,614
Receivable for shares of Capital Stock subscribed		6,968
		1,081,078,996
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		822,543
Liability for securities loaned–Note 1(b)		2,780,950
Payable for shares of Capital Stock redeemed		1,537,510
		5,141,003
Net Assets ($)		1,075,937,993
Composition of Net Assets ($):		
Paid-in capital		956,034,577
Accumulated undistributed investment income–net		3,024,050
Accumulated net realized gain (loss) on investments		(30,968,838)
Accumulated net unrealized appreciation (depreciation) on investments		147,848,204
Net Assets ($)		1,075,937,993
Shares Outstanding		
(165 million shares of $.001 par value Capital Stock authorized)		33,082,346
Net Asset Value, offering and redemption price per share ($)		**32.52**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $29,984 foreign taxes withheld at source)	22,893,018
Interest	131,987
Income from securities lending	16,541
Total Income	**23,041,546**
Expenses:	
Management fee–Note 3(a)	10,568,283
Distribution fees–Note 3(b)	1,174,254
Loan commitment fees–Note 2	7,616
Interest expense–Note 2	1,532
Total Expenses	**11,751,685**
Less–reduction in management fee 　due to undertaking–Note 3(a)	(1,174,254)
Net Expenses	**10,577,431**
Investment Income–Net	**12,464,115**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	174,300,681
Net unrealized appreciation (depreciation) on investments	(75,561,955)
Net Realized and Unrealized Gain (Loss) on Investments	**98,738,726**
Net Increase in Net Assets Resulting from Operations	**111,202,841**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income—net	12,464,115	8,927,109
Net realized gain (loss) on investments	174,300,681	182,011,874
Net unrealized appreciation (depreciation) on investments	(75,561,955)	(113,290,391)
Net Increase (Decrease) in Net Assets Resulting from Operations	**111,202,841**	**77,648,592**
Dividends to Shareholders from ($):		
Investment income—net	**(12,094,805)**	**(8,969,807)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	37,753,554	56,770,640
Dividends reinvested	11,217,917	8,320,272
Cost of shares redeemed	(317,485,159)	(352,706,942)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(268,513,688)**	**(287,616,030)**
Total Increase (Decrease) in Net Assets	**(169,405,652)**	**(218,937,245)**
Net Assets ($):		
Beginning of Period	1,245,343,645	1,464,280,890
End of Period	**1,075,937,993**	**1,245,343,645**
Undistributed investment income—net	3,024,050	2,685,167
Capital Share Transactions (Shares):		
Shares sold	1,185,850	1,901,342
Shares issued for dividends reinvested	356,546	285,532
Shares redeemed	(9,947,373)	(11,834,458)
Net Increase (Decrease) in Shares Outstanding	**(8,404,977)**	**(9,647,584)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	30.02	28.64	25.06	29.57	42.34
Investment Operations:					
Investment income–net [a]	.34	.19	.17	.12	.05
Net realized and unrealized gain (loss) on investments	2.46	1.38	3.58	(4.53)	(10.87)
Total from Investment Operations	2.80	1.57	3.75	(4.41)	(10.82)
Distributions:					
Dividends from investment income–net	(.30)	(.19)	(.17)	(.10)	(.03)
Dividends from net realized gain on investments	–	–	–	–	(1.92)
Total Distributions	(.30)	(.19)	(.17)	(.10)	(1.95)
Net asset value, end of period	32.52	30.02	28.64	25.06	29.57
Total Return (%)	9.37	5.54	14.99	(14.96)	(26.63)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net expenses to average net assets	.90	.93	1.00	1.00	1.00
Ratio of net investment income to average net assets	1.06	.66	.66	.41	.16
Portfolio Turnover Rate	68.42	79.49	50.96	41.46	53.68
Net Assets, end of period ($ x 1,000)	1,075,938	1,245,344	1,464,281	1,560,441	2,362,569

[a] Based on average shares outstanding at each month end.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Disciplined Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which

the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custo-

dian and sub–custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund
to resell, the obligation at an agreed–upon price and time, thereby
determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral
is at least equal, at all times, to the total amount of the repurchase
obligation, including interest. In the event of a counterparty default,
the fund has the right to use the collateral to offset losses incurred.
There is potential loss to the fund in the event the fund is delayed or
prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its
rights. The Manager, acting under the supervision of the Board of
Directors, reviews the value of the collateral and the creditworthiness
of those banks and dealers with which the fund enters into repurchase
agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies
advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-
dividend date. Dividends from investment income-net are declared
and paid on a quarterly basis. Dividends from net realized capital gain,
if any, are normally declared and paid annually, but the fund may make
distributions on a more frequent basis to comply with the distribution
requirements of the Internal Revenue Code of 1986, as amended (the
"Code"). To the extent that net realized capital gain can be offset by
capital loss carryovers, it is the policy of the fund not to distribute such
gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to
qualify as a regulated investment company, if such qualification is in the
best interests of its shareholders, by complying with the applicable pro-

visions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $3,024,050, accumulated capital losses $29,648,391 and unrealized appreciation $146,527,757.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $22,663,398 of the carryover expires in fiscal 2010 and $6,984,993 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: ordinary income $12,094,805 and $8,969,807, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $30,427 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2005 was approximately $40,300, with a related weighted average annualized interest rate of 3.80%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non–interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non–interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out–of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the

Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed to waive receipt of a portion of the fund's management fee, in the amount of .10% of the value of the fund's average daily net assets from November 1, 2004 through April 4, 2006. The reduction in management fee, pursuant to the undertaking, amounted to $1,174,254 during the period ended October 31, 2005.

(b) Distribution plan: Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund may pay annually up to .10% of the value of the fund's average daily net assets to compensate Mellon and the Manager for shareholder servicing activities and the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of fund shares. During the period ended October 31, 2005, the fund was charged $1,174,254 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $822,633 and Rule 12b-1 distribution plan fees $90,832, which are offset against an expense reimbursement currently in effect in the amount of $90,922.

(c) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $797,088,668 and $1,067,951,810, respectively.

At October 31, 2005, the cost of investments for federal income tax purposes was $932,116,658; accordingly, accumulated net unrealized appreciation on investments was $146,527,757, consisting of $166,679,092 gross unrealized appreciation and $20,151,335 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Disciplined Stock Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Disciplined Stock Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $12,094,805 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998–2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998–2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996–present)
• President and CEO, Himmel & Company, a real estate development company (1980–present)
• CEO, American Food Management, a restaurant company (1983–present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
- Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
- BDML Holdings, an insurance company, Chairman of the Board
- Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

––––––––––––––

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Centurion Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

––––––––––––––

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
- Boston College, Associate Trustee
- The Greater Boston Chamber of Commerce, Director
- Mass. Development, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Disciplined Stock Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0728AR1005

Dreyfus Premier Large Company Stock Fund

ANNUAL REPORT October 31, 2005



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Large Company Stock Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Sean P. Fitzgibbon.

Over the past year, the U.S. economy once again demonstrated its fortitude, expanding at a steady pace despite the headwinds of soaring energy prices, higher short-term interest rates and the Gulf Coast hurricanes. However, after rallying in the final weeks of 2004, the U.S. stock market traded within a relatively narrow range for much of 2005, when investors responded cautiously to uncertainty regarding future business conditions. While small- and midcap stocks generally produced higher returns than large-cap equities for the reporting period, we recently have seen signs of renewed strength among larger companies compared to smaller ones, and higher-quality over lower-quality stocks.

As the end of 2005 approaches, some economists have suggested that the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk to your financial advisor, who can discuss with you these issues and the potential benefits of a long-term investment perspective.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Sean P. Fitzgibbon, Portfolio Manager

How did Dreyfus Premier Large Company Stock Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund produced total returns of 9.23% for Class A shares, 8.42% for Class B shares, 8.42% for Class C shares, 9.50% for Class R shares and 8.93% for Class T shares.[1] For the same period, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 8.72%.[2]

We attribute these results to a moderately growing economy, which created a favorable environment for many stocks. The fund participated heavily in the market's advance, achieving particularly strong returns in the energy sector and outperforming its benchmark in the consumer staples, consumer discretionary and financial sectors. As a result, the fund's returns were in line with the benchmark.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies.

The fund invests in a diversified portfolio of large companies that we believe meet our strict standards for value and growth. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer-modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the S&P 500 Index.

In addition to identifying what we believe are attractive investment opportunities, our approach has been designed to manage the risks associated with modifying the fund's sector and industry exposure often in an effort to capitalize on those sectors and industries currently in

favor. We do not believe that the advantages of attempting to rotate in and out of various industry sectors outweigh the risks of such moves. Instead, our goal is to minimize these risks by being fully invested and remaining industry and sector neutral in relation to the S&P 500 Index.

The result is a broadly diversified portfolio of carefully selected stocks. At the end of the reporting period, the fund held positions in approximately 104 stocks across 10 economic sectors. Our 10 largest holdings accounted for approximately 26% of the portfolio, so that the fund's performance was not overly dependent on any one stock, but was determined by a large number of securities.

What other factors influenced the fund's performance?

Two economic trends ranked among the more significant influences on the fund's performance. First, higher oil and gas prices enabled energy-related companies to generate particularly strong earnings, driving energy stocks sharply higher. Second, in other areas, the economy showed signs of shifting toward more moderate growth as it progressed to the next phase of the economic cycle.

Both these trends worked in the fund's favor. The fund entered the reporting period with relatively heavy exposure to energy stocks, which enhanced its returns. Top performers included major integrated oil and gas giants, such as Exxon Mobil; oilfield service providers, such as Transocean; and independent oil and gas companies, such as Devon Energy. As valuations rose, we trimmed the fund's energy holdings.

In recognition of the potential for slower economic growth, we gradually shifted the fund's emphasis from the consumer discretionary sector to traditionally defensive consumer staples stocks. For example, we sold the fund's position in online auctioneer eBay in December 2004, locking in substantial gains while avoiding the stock's subsequent decline. Thereafter, the fund's consumer discretionary investments focused primarily on higher-end retailers, such as Coach, that proved less sensitive than mass merchandisers to slower consumer spending. Among consumer staples stocks, the fund enjoyed strong returns from

tobacco and food producer Altria Group and consumer products maker Gillette, which was acquired by Procter & Gamble. The fund also achieved strong relative performance in the financial sector, where we avoided most banks and other interest-sensitive companies in favor of brokerage and asset management firms, such as Franklin Resources and Goldman Sachs Group.

On a more negative note, the fund maintained relatively little exposure to metal mining concerns, which exhibited surprising strength. However, one of the fund's few holdings in the area, aluminum producer Alcoa, suffered declines due to company-specific problems. In the telecommunications sector, the fund held little direct exposure to wireless companies, which delivered strong returns, while a key related holding, Verizon Communications, lagged the averages.

What is the fund's current strategy?

As of the end of the reporting period, we have continued to see evidence that the economy may be growing more slowly, and we have emphasized companies that we believe are positioned for stable growth in such an environment. Accordingly, the fund remains overweighted in the consumer staples area and underweighted in the telecommunications sector, where stiff competition has undermined pricing power. In other sectors, we have focused on individual companies and industries that, in our judgment, appear poised to thrive in the current market environment.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation in effect through April 4, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER, INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Dreyfus Premier Large Company Stock Fund (Class A shares) ——————
Dreyfus Premier Large Company Stock Fund (Class R shares) ━ ━ ━ ━
Standard & Poor's 500 Composite Stock Price Index†

$24,425
$21,938
$20,176

Dollars

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus Premier Large Company Stock Fund Class A shares and Class R shares and the Standard & Poor's 500 Composite Stock Price Index

†   Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A and Class R shares of Dreyfus Premier Large Company Stock Fund on 10/31/95 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C and Class T shares will vary from the performance of Class A and Class R shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/05*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		2.93%	(4.89)%	7.27%	
without sales charge		9.23%	(3.76)%	7.91%	
Class B shares					
with applicable redemption charge †	1/16/98	4.42%	(4.85)%	–	2.30%††
without redemption	1/16/98	8.42%	(4.47)%	–	2.30%††
Class C shares					
with applicable redemption charge †††	1/16/98	7.42%	(4.47)%	–	2.14%
without redemption	1/16/98	8.42%	(4.47)%	–	2.14%
Class R shares		9.50%	(3.52)%	8.17%	
Class T shares					
with applicable sales charge (4.5%)	8/16/99	4.01%	(4.89)%	–	(2.71)%
without sales charge	8/16/99	8.93%	(4.01)%	–	(1.99)%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Large Company Stock Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 5.42	$ 9.27	$ 9.27	$ 4.13	$ 6.70
Ending value (after expenses)	$1,047.80	$1,043.60	$1,043.60	$1,048.30	$1,045.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 5.35	$ 9.15	$ 9.15	$ 4.08	$ 6.61
Ending value (after expenses)	$1,019.91	$1,016.13	$1,016.13	$1,021.17	$1,018.65

† *Expenses are equal to the fund's annualized expense ratio of 1.05% for Class A, 1.80% for Class B, 1.80% for Class C, .80% for Class R and 1.30% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks–99.9%	Shares		Value ($)
Consumer Discretionary–10.6%			
Advance Auto Parts	14,850	a	556,875
Carnival	8,970		445,539
Coach	12,850	a	413,513
Comcast, Cl. A	21,850	a	608,085
Hilton Hotels	18,790		365,466
Home Depot	20,380		836,395
JC Penney	13,200		675,840
Marriott International, Cl. A	13,650		813,813
McDonald's	30,590		966,644
Nike, Cl. B	5,520		463,956
Omnicom Group	5,500		456,280
Time Warner	60,170		1,072,831
Walt Disney	41,550		1,012,574
Whirlpool	6,590		517,315
			9,205,126
Consumer Staples–11.1%			
Altria Group	32,920		2,470,646
CVS	19,660		479,901
Diageo, ADR	8,130		483,166
Kellogg	10,630		469,527
Kroger	22,290	a	443,571
PepsiCo	19,700		1,163,876
Procter & Gamble	47,551		2,662,380
Wal-Mart Stores	30,760		1,455,256
			9,628,323
Energy–9.2%			
Anadarko Petroleum	4,290		389,146
Chevron	11,960		682,557
ConocoPhillips	21,440		1,401,747
Devon Energy	18,800		1,135,144
Exxon Mobil	50,950		2,860,333
Transocean	11,840	a	680,682
Weatherford International	13,390	a	838,214
			7,987,823

Common Stocks (continued)	Shares	Value ($)
Financial−20.6%		
American Express	8,350	415,579
American International Group	11,577	750,189
Bank of America	55,850	2,442,879
Bear Stearns Cos.	5,880	622,104
Chubb	10,790	1,003,146
CIT Group	19,530	893,107
Citigroup	43,850	2,007,453
Countrywide Financial	11,910	378,381
E*Trade Financial	32,070 [a]	594,899
Freddie Mac	6,680	409,818
Goldman Sachs Group	8,330	1,052,662
Hartford Financial Services Group	5,930	472,918
JPMorgan Chase & Co.	38,090	1,394,856
Lehman Brothers Holdings	7,560	904,705
Merrill Lynch & Co.	14,140	915,424
Metlife	14,300	706,563
Northern Trust	9,910	531,176
Prudential Financial	6,600	480,414
Wachovia	35,820	1,809,626
		17,785,899
Health Care−13.3%		
Aetna	3,140	278,078
Amgen	5,560 [a]	421,225
Emdeon	62,810 [a]	577,852
Fisher Scientific International	14,310 [a]	808,515
Genzyme	6,070 [a]	438,861
Hospira	11,760 [a]	468,636
Johnson & Johnson	25,660	1,606,829
Laboratory Corp. of America Holdings	7,790 [a]	375,868
Medtronic	8,000	453,280
Omnicare	9,160	495,556
Pfizer	71,013	1,543,823
Sanofi-Aventis, ADR	10,300	413,236
St. Jude Medical	10,710 [a]	514,830

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Triad Hospitals	14,560	a	598,853
WellPoint	15,800	a	1,179,944
Wyeth	29,500		1,314,520
			11,489,906
Industrial—11.5%			
Burlington Northern Santa Fe	7,840		486,550
Caterpillar	7,960		418,616
Danaher	15,630		814,323
Eaton	6,900		405,927
Emerson Electric	10,490		729,580
General Electric	82,100		2,784,011
Honeywell International	8,830		301,986
Lockheed Martin	8,710		527,478
Norfolk Southern	14,800		594,960
Rockwell Automation	11,280		599,532
Textron	10,400		749,216
Tyco International	30,250		798,298
United Technologies	14,420		739,458
			9,949,935
Information Technology—15.1%			
Apple Computer	16,710	a	962,329
Checkfree	13,890	a	590,325
Cisco Systems	19,910	a	347,429
Dell	10,370	a	330,596
EMC/Massachusetts	52,280	a	729,829
Global Payments	11,080		474,778
Google, Cl. A	2,090	a	777,773
Hewlett-Packard	41,880		1,174,315
Ingram Micro, Cl. A	25,080	a	453,948
Intel	33,910		796,885
International Business Machines	19,430		1,590,928
Lucent Technologies (Warrants)	1,196	a	825
Microsoft	92,170		2,368,769
Motorola	20,670		458,047

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Oracle	52,950 [a]	671,406
Qualcomm	24,540	975,710
Texas Instruments	12,520	357,446
		13,061,338
Materials—2.9%		
Air Products & Chemicals	10,940	626,205
Alcoa	31,490	764,892
Dow Chemical	10,700	490,702
E I Du Pont de Nemours & Co.	8,390	349,779
PPG Industries	4,300	257,871
		2,489,449
Telecommunication Services—2.2%		
SBC Communications	28,170	671,855
Verizon Communications	37,590	1,184,461
		1,856,316
Utilities—3.4%		
Constellation Energy Group	12,220	669,656
PG & E	32,860 [b]	1,195,447
Sempra Energy	24,070	1,066,301
		2,931,404
Total Common Stocks		
(cost $76,111,813)		**86,385,519**

Short-Term Investment—.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bill;		
3.62%, 11/25/2005 (cost $126,694)	127,000	**126,693**

Investment of Cash Collateral for Securities Loaned—.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $340,400)	340,400 c	**340,400**
Total Investments (cost $76,578,907)	**100.5%**	**86,852,612**
Liabilities, Less Cash and Receivables	**(.5%)**	**(406,873)**
Net Assets	**100.0%**	**86,445,739**

ADR—American Depository Receipts.

a Non-income producing.

b All or a portion of this security is on loan. At October 31, 2005, the total market value of the fund's security on loan is $334,696 and the total market value of the collateral held by the fund is $340,400.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	20.6	Energy	9.2
Information Technology	15.1	Utilities	3.4
Health Care	13.3	Materials	2.9
Industrial	11.5	Telecommunication Services	2.2
Consumer Staples	11.1	Short-Term/Money Market Investments	.6
Consumer Discretionary	10.6		**100.5**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $334,696)–Note 1(b):		
Unaffiliated issuers	76,238,507	86,512,212
Affiliated issuers	340,400	340,400
Receivable for investment securities sold		134,974
Dividends receivable		59,315
Receivable for shares of Capital Stock subscribed		18,475
		87,065,376
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		100,070
Cash overdraft due to custodian		31,836
Liability for securities on loan		340,400
Payable for shares of Capital Stock redeemed		147,331
		619,637
Net Assets ($)		**86,445,739**
Composition of Net Assets ($):		
Paid-in capital		127,639,487
Accumulated net realized gain (loss) on investments		(51,467,453)
Accumulated net unrealized appreciation (depreciation) on investments		10,273,705
Net Assets ($)		**86,445,739**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	39,665,272	29,078,498	8,379,797	8,713,479	608,693
Shares Outstanding	1,905,653	1,464,606	422,034	413,700	29,634
Net Asset Value Per Share ($)	**20.81**	**19.85**	**19.86**	**21.06**	**20.54**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $2,649 foreign taxes withheld at source)	1,853,170
Interest	9,747
Income from securities lending	1,820
Total Income	**1,864,737**
Expenses:	
Management fee–Note 3(a)	858,203
Distribution and service fees–Note 3(b)	572,902
Loan commitment fees–Note 2	738
Total Expenses	**1,431,843**
Less–reduction in management fee due to undertaking–Note 3(a)	(95,356)
Net Expenses	**1,336,487**
Investment Income-Net	**528,250**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	12,660,023
Net unrealized appreciation (depreciation) on investments	(4,743,230)
Net Realized and Unrealized Gain (Loss) on Investments	**7,916,793**
Net Increase in Net Assets Resulting from Operations	**8,445,043**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income−net	528,250	409,662
Net realized gain (loss) on investments	12,660,023	20,337,023
Net unrealized appreciation (depreciation) on investments	(4,743,230)	(12,432,950)
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,445,043**	**8,313,735**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(385,725)	(320,999)
Class B shares	(331,291)	(46,771)
Class C shares	(74,570)	(10,924)
Class R shares	(121,684)	(55,405)
Class T shares	(6,720)	(2,115)
Total Dividends	**(919,990)**	**(436,214)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	14,696,718	17,495,441
Class B shares	782,012	1,488,743
Class C shares	449,474	1,013,075
Class R shares	75,824	124,048
Class T shares	15,222	137,331
Dividends reinvested:		
Class A shares	333,900	92,714
Class B shares	294,164	40,897
Class C shares	38,412	6,347
Class R shares	98,131	42,321
Class T shares	6,268	1,996
Cost of shares redeemed:		
Class A shares	(11,296,199)	(86,545,097)
Class B shares	(20,497,120)	(14,310,932)
Class C shares	(3,119,732)	(4,485,029)
Class R shares	(2,266,057)	(2,264,822)
Class T shares	(123,182)	(258,433)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(20,512,165)**	**(87,421,400)**
Total Increase (Decrease) in Net Assets	**(12,987,112)**	**(79,543,879)**
Net Assets ($):		
Beginning of Period	99,432,851	178,976,730
End of Period	**86,445,739**	**99,432,851**
Undistributed investment income−net	−	306,151

	Year Ended October 31,	
	2005	2004
Capital Share Transactions:		
Class A[a]		
Shares sold	717,471	919,511
Shares issued for dividends reinvested	16,591	5,085
Shares redeemed	(550,490)	(4,595,891)
Net Increase (Decrease) in Shares Outstanding	**183,572**	**(3,671,295)**
Class B[a]		
Shares sold	40,084	81,079
Shares issued for dividends reinvested	15,096	2,328
Shares redeemed	(1,046,221)	(783,422)
Net Increase (Decrease) in Shares Outstanding	**(991,041)**	**(700,015)**
Class C		
Shares sold	22,965	55,655
Shares issued for dividends reinvested	1,971	361
Shares redeemed	(159,580)	(245,854)
Net Increase (Decrease) in Shares Outstanding	**(134,644)**	**(189,838)**
Class R		
Shares sold	3,660	6,521
Shares issued for dividends reinvested	4,842	2,301
Shares redeemed	(109,291)	(118,764)
Net Increase (Decrease) in Shares Outstanding	**(100,789)**	**(109,942)**
Class T		
Shares sold	754	7,522
Shares issued for dividends reinvested	314	111
Shares redeemed	(6,085)	(13,650)
Net Increase (Decrease) in Shares Outstanding	**(5,017)**	**(6,017)**

[a] *During the period ended October 31, 2005, 589,395 Class B shares representing $11,568,442 were automatically converted to 564,119 Class A shares and during the period ended October 31, 2004, 311,169 Class B shares representing $5,714,601 were automatically converted to 298,700 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	19.27	18.23	15.90	18.71	25.59
Investment Operations:					
Investment income–net[a]	.17	.10	.08	.05	.00[b]
Net realized and unrealized gain (loss) on investments	1.59	1.00	2.26	(2.86)	(6.88)
Total from Investment Operations	1.76	1.10	2.34	(2.81)	(6.88)
Distributions:					
Dividends from investment income–net	(.22)	(.06)	(.01)	–	–
Net asset value, end of period	20.81	19.27	18.23	15.90	18.71
Total Return (%)[c]	9.23	6.05	14.71	(15.02)	(26.88)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.15	1.15	1.15	1.15	1.15
Ratio of net expenses to average net assets	1.05	1.08	1.15	1.15	1.15
Ratio of net investment income to average net assets	.84	.51	.50	.26	.02
Portfolio Turnover Rate	70.09	65.83	51.02	43.46	54.09
Net Assets, end of period ($ x 1,000)	39,665	33,185	98,320	95,930	124,162

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
See notes to financial statements.

Class B Shares	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	18.45	17.54	15.40	18.26	25.16
Investment Operations:					
Investment income (loss)–net [a]	.04	(.05)	(.04)	(.09)	(.15)
Net realized and unrealized gain (loss) on investments	1.50	.98	2.18	(2.77)	(6.75)
Total from Investment Operations	1.54	.93	2.14	(2.86)	(6.90)
Distributions:					
Dividends from investment income–net	(.14)	(.02)	–	–	–
Net asset value, end of period	19.85	18.45	17.54	15.40	18.26
Total Return (%) [b]	8.42	5.34	13.83	(15.66)	(27.42)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.80	1.83	1.90	1.90	1.90
Ratio of net investment income (loss) to average net assets	.21	(.25)	(.25)	(.49)	(.72)
Portfolio Turnover Rate	70.09	65.83	51.02	43.46	54.09
Net Assets, end of period ($ x 1,000)	29,078	45,297	55,336	54,937	77,099

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

| | Year Ended October 31, | | | | |
Class C Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	18.45	17.54	15.40	18.27	25.17
Investment Operations:					
Investment income (loss)–net [a]	.03	(.05)	(.04)	(.09)	(.15)
Net realized and unrealized gain (loss) on investments	1.52	.98	2.18	(2.78)	(6.75)
Total from Investment Operations	1.55	.93	2.14	(2.87)	(6.90)
Distributions:					
Dividends from investment income–net	(.14)	(.02)	–	–	–
Net asset value, end of period	19.86	18.45	17.54	15.40	18.27
Total Return (%) [b]	8.42	5.28	13.90	(15.71)	(27.41)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.80	1.83	1.90	1.90	1.90
Ratio of net investment income (loss) to average net assets	.17	(.25)	(.24)	(.50)	(.72)
Portfolio Turnover Rate	70.09	65.83	51.02	43.46	54.09
Net Assets, end of period ($ x 1,000)	8,380	10,271	13,094	14,133	23,072

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class R Shares	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	19.47	18.40	16.02	18.81	25.66
Investment Operations:					
Investment income—net[a]	.24	.14	.13	.09	.06
Net realized and unrealized gain (loss) on investments	1.60	1.02	2.27	(2.88)	(6.91)
Total from Investment Operations	1.84	1.16	2.40	(2.79)	(6.85)
Distributions:					
Dividends from investment income—net	(.25)	(.09)	(.02)	–	–
Net asset value, end of period	21.06	19.47	18.40	16.02	18.81
Total Return (%)	9.50	6.35	14.98	(14.83)	(26.70)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.90	.90	.90	.90	.90
Ratio of net expenses to average net assets	.80	.83	.90	.90	.90
Ratio of net investment income to average net assets	1.17	.75	.76	.51	.28
Portfolio Turnover Rate	70.09	65.83	51.02	43.46	54.09
Net Assets, end of period ($ x 1,000)	8,713	10,019	11,492	12,379	17,709

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended October 31,				
Class T Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	19.04	18.04	15.77	18.61	25.51
Investment Operations:					
Investment income (loss)–net[a]	.13	.05	.04	.00[b]	(.05)
Net realized and unrealized gain (loss) on investments	1.56	1.00	2.23	(2.84)	(6.85)
Total from Investment Operations	1.69	1.05	2.27	(2.84)	(6.90)
Distributions:					
Dividends from investment income–net	(.19)	(.05)	–	–	–
Net asset value, end of period	20.54	19.04	18.04	15.77	18.61
Total Return (%)[c]	8.93	5.82	14.40	(15.26)	(27.08)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.40	1.40	1.40	1.40	1.40
Ratio of net expenses to average net assets	1.30	1.33	1.40	1.40	1.40
Ratio of net investment income (loss) to average net assets	.64	.25	.27	.01	(.23)
Portfolio Turnover Rate	70.09	65.83	51.02	43.46	54.09
Net Assets, end of period ($ x 1,000)	609	660	734	936	1,423

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Large Company Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 450 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (20 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (30 million shares authorized) and Class T (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from

securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $51,158,621 and unrealized appreciation $9,964,873.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $6,965,882 of the carryover expires in fiscal 2009, $32,648,933 expires in fiscal 2010 and $11,543,806 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: ordinary income $919,990 and $436,214, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the fund increased accumulated undistributed

investment income–net by $85,589, increased accumulated net realized gain (loss) on investments by $2,718 and decreased paid-in capital by $88,307. Net assets were not affected by this reclassification

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/ Laurel Tax-Free

Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board Meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed to waive receipt of a portion of the fund's management fee in the amount of .10% of the value of the fund's average daily net assets until April 4, 2006. The reduction in management fee, pursuant to the undertaking, amounted to $95,356 during the period ended October 31, 2005.

During the period ended October 31, 2005, the Distributor retained $4,476 and $43 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $97,480 and $468 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan") under which Class B, Class C and Class T shares pay the Distributor for providing services to the holders of their shares, a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2005, Class A, Class B, Class C and Class T shares were charged $94,165, $286,252, $70,332 and $1,646, respectively, pursuant to their respective Plans. Class B, Class C and Class T shares were charged $95,417, $23,444 and $1,646, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $66,474, Rule 12b-1 distribution plan fees $32,371 and service plan fees $8,068, which are offset against an expense reimbursement currently in effect in the amount of $6,843.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $66,343,708 and $86,495,745, respectively.

At October 31, 2005, the cost of investments for federal income tax purposes was $76,887,739; accordingly, accumulated net unrealized appreciation on investments was $9,964,873, consisting of $11,965,646 gross unrealized appreciation and $2,000,773 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds:**

We have audited the accompanying statement of assets and liabilities, of Dreyfus Premier Large Company Stock Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian and brokers. As to securities sold but not yet delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Large Company Stock Fund of The Dreyfus/Laurel Funds, Inc., as of October 31, 2005, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $919,990 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

––––––––––––––––

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000–present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977–2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African–American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Large Company Stock Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0318AR1005

Dreyfus Institutional Government Money Market Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Government Money Market Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Patricia A. Larkin.

As the Federal Reserve Board (the "Fed") continued to raise short-term interest rates steadily and gradually during the past year, so too have yields of money market instruments risen over the past year. While many investors currently believe that the Fed is likely to continue to raise rates in the near future, the focus has turned toward Federal Reserve nominee Ben Bernanke, who is expected to succeed Fed Chairman Alan Greenspan early next year, and how he will interpret current economic data.

As the end of 2005 approaches, investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about your current portfolio allocations and liquidity needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did Dreyfus Institutional Government Money Market Fund perform during the period?

For the 12-month period ended October 31, 2005, Dreyfus Institutional Government Money Market Fund produced a 2.55% yield and, after taking into account the effects of compounding, an effective yield of 2.58%.[1]

Note to shareholders: As of September 1, 2005, Patricia A. Larkin became the fund's primary portfolio manager.

What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal and conservative investment risk. To pursue its goal, the fund normally invests at least 80% of its assets in money market instruments issued or guaranteed by the U.S. government and its agencies and instrumentalities. The fund may also invest in repurchase agreements, including tri-party repurchase agreements.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates throughout the reporting period in an ongoing effort to forestall potential inflationary pressures. When the reporting period began, however, the economic outlook was relatively uncertain amid a contentious U.S. presidential election campaign. After the election, signs of more sustainable economic growth emerged, and the Fed raised the overnight federal funds rate by 25 basis points at each of its meetings in November and December 2004, leaving short-term rates at 2.25% at year-end.

During the opening months of 2005, long-dormant inflationary pressures appeared to intensify when prices of crude oil, natural gas and other commodities surged due to robust demand from China and

other developing nations. It was no surprise, therefore, that the Fed raised short-term interest rates at its February and March meetings, driving the federal funds rate to 2.75%.

Although weaker-than-expected data in April suggested that the U.S. economy might have hit a soft patch, these concerns proved to be short-lived, and it later was estimated that the U.S. labor market added more jobs than expected during the month. On the other hand, difficulties encountered by the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

At its meeting in early May, the Fed increased the federal funds rate to 3%. Yet, evidence of slower economic growth in global markets weighed on investor sentiment, and the yield on the 10-year U.S. Treasury bond fell below 4%. Although economic expectations appeared to improve in June, investors continued to worry that higher energy prices and borrowing costs might hinder economic activity. Still, on June 30 the Fed again hiked the federal funds rate to 3.25%. U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

Non-farm payrolls continued to increase in July, and the unemployment rate dropped to 5.0%, helping to convince investors that economic growth remained solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate.

The economic recovery remained on track in August, and the Fed raised the federal funds rate to 3.5%. On August 29, however, Hurricane Katrina struck the Gulf Coast, leaving in its wake severe human and economic damage, and oil prices spiked to more than $70 per barrel. Hurricane Rita followed just a few weeks later, affecting a significant portion of U.S. oil drilling and refining capacity.

Although some analysts believed that the hurricanes might prompt the Fed to pause at its September 20 meeting, the Fed remained on course, increasing the federal funds rate to 3.75%. At the same time, the Fed again

commented that monetary policy remained accommodative. It was later estimated that U.S. GDP grew at a relatively robust 3.8% during the third quarter of 2005.

In this changing environment, most money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This has caused yield differences between overnight instruments and one-year securities to widen significantly.

We maintained a relatively defensive investment posture by setting the fund's weighted average maturity in a range we considered shorter than industry averages to reflect prevailing market conditions and the proximity of upcoming FOMC meetings.

What is the fund's current strategy?

On November 1, 2005, just one day after the close of the reporting period, the Fed acted for the twelfth consecutive time, raising the federal funds rate to 4%. In its statement, the Fed appeared to confirm analysts' revised interest-rate expectations, again noting, "With underlying inflation expected to be contained, the Committee believes that policy accommodation can be removed at a pace that is likely to be measured." Accordingly, we have maintained the fund's relatively conservative positioning, which we believe is prudent until we see signs that the Fed is nearing the end of its credit-tightening campaign.

November 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Government Money Market Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 1.52
Ending value (after expenses)	$1,015.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 1.53
Ending value (after expenses)	$1,023.69

† *Expenses are equal to the fund's annualized expense ratio of .30%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

U.S. Government Agencies−46.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Home Loan Banks, Discount Notes 12/9/2005	3.65	75,000,000	74,713,417
Federal Home Loan Banks, Floating Rate Notes 5/10/2006	3.69	10,000,000 a	9,997,850
Total U.S. Government Agencies (cost $84,711,267)			**84,711,267**
U.S. Treasury Bills−18.0%			
11/17/2005 (cost $32,948,667)	3.51	33,000,000	**32,948,667**
Repurchase Agreements−35.5%			
Barclays Capital Inc. dated 10/31/2005, due 11/1/2005 in the amount of $32,003,538 (fully collateralized by $32,780,000 U.S. Treasury Notes, .875%, due 4/15/2010, value $32,640,814)	3.98	32,000,000	32,000,000
Citigroup Global Market Holdings Inc. dated 10/31/2005, due 11/1/2005 in the amount of $ 33,003,685 (fully collateralized by $33,979,000 Federal Home Loan Mortgage Corp., Notes 4.50%, due 7/6/2010, value $33,660,787)	4.02	33,000,000	33,000,000
Total Repurchase Agreements (cost $65,000,000)			**65,000,000**
Total Investments (cost $182,659,934)		99.8%	182,659,934
Cash and Receivables (Net)		.2%	349,747
Net Assets		100.0%	183,009,681

a   *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government and Agencies	64.3	Repurchase Agreements	35.5
			99.8

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including Repurchase Agreements of $65,000,000)–Note 1(b)	182,659,934	182,659,934
Cash		14,847,596
Receivable for investments securities sold		19,000,000
Interest receivable		91,305
		216,598,835
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		51,788
Payable for investment securities purchased		32,945,458
Dividends payable		591,908
		33,589,154
Net Assets ($)		**183,009,681**
Composition of Net Assets ($):		
Paid-in capital		183,052,312
Accumulated net realized gain (loss) on investments		(42,631)
Net Assets ($)		**183,009,681**
Shares Outstanding		
(2 billion shares of $.001 par value shares of Capital Stock authorized)		183,052,312
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Interest Income	**6,779,771**
Expenses:	
Management fee–Note 3(a)	354,170
Shareholder servicing costs–Note 3(b)	354,170
Total Expenses	**708,340**
Investment Income–Net, representing net increase in net assets resulting from operations	**6,071,431**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income–net, representing net increase in net assets resulting from operations	**6,071,431**	**2,502,692**
Dividends to Shareholders from ($):		
Investment income–net	**(6,071,431)**	**(2,502,692)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	2,264,738,490	5,027,651,050
Dividends reinvested	7	45
Cost of shares redeemed	(2,290,537,754)	(5,148,251,988)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(25,799,257)**	**(120,600,893)**
Total Increase (Decrease) in Net Assets	**(25,799,257)**	**(120,600,893)**
Net Assets ($):		
Beginning of Period	208,808,938	329,409,831
End of Period	**183,009,681**	**208,808,938**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.026	.009	.009	.016	.045
Distributions:					
Dividends from investment income−net	(.026)	(.009)	(.009)	(.016)	(.045)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.58	.89	.93	1.66	4.59
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30	.30	.30	.30	.30
Ratio of net investment income to average net assets	2.57	.83	.97	1.65	4.08
Net Assets, end of period ($ x 1,000)	183,010	208,809	329,410	822,496	624,020

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Government Money Market Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal and conservative investment risk by investing principally in high quality money market instruments issued or guaranteed by the U.S. Government and its agencies and instrumentalities. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from

securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $42,631 is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $10,982 of the carryover expires in fiscal 2006 and $31,649 expires in fiscal 2007.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, was all ordinary income.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its

investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, shareholder servicing fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-

pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the Shareholder Servicing Plan (the "Plan"), the fund may pay up to .15% of the value of the average daily net assets annually to compensate certain banks, brokers, dealers or other financial institutions for shareholder services. During the period ended October 31, 2005, the fund was charged $354,170 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $25,894 and shareholder services plan fees $25,894.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Government Money Market Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian and brokers, or other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Government Money Market Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

————————

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

————————

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

————————

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
- Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
- BDML Holdings, an insurance company, Chairman of the Board
- Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

————————————

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Centurion Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

————————————

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
- Boston College, Associate Trustee
- The Greater Boston Chamber of Commerce, Director
- Mass. Development, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Institutional Government Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0919AR1005

Dreyfus
Institutional Prime
Money Market Fund

ANNUAL REPORT October 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Prime Money Market Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Patricia A. Larkin.

As the Federal Reserve Board (the "Fed") continued to raise short-term interest rates steadily and gradually during the past year, so too have yields of money market instruments risen over the past year. While many investors currently believe that the Fed is likely to continue to raise rates in the near future, the focus has turned toward Federal Reserve nominee Ben Bernanke, who is expected to succeed Fed Chairman Alan Greenspan early next year, and how he will interpret current economic data.

As the end of 2005 approaches, investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about your current portfolio allocations and liquidity needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did Dreyfus Institutional Prime Money Market Fund perform during the period?

For the 12-month period ended October 31, 2005, Dreyfus Institutional Prime Money Market Fund produced a 2.61% yield and, after taking into account the effects of compounding, an effective yield of 2.64%.[1]

Note to shareholders: As of September 1, 2005, Patricia A. Larkin became the fund's primary portfolio manager.

What is the fund's investment approach?

The fund seeks a high level of current income consistent with the stability of principal. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies and instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by U.S. or foreign banks or their subsidiaries or branches; repurchase agreements, including tri-party repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates throughout the reporting period in an ongoing effort to forestall potential inflationary pressures. When the reporting period began, however, the economic outlook was relatively uncertain amid a contentious U.S. presidential election campaign. After the election, signs of more sustainable economic growth emerged, and the Fed raised the overnight federal funds rate by 25 basis points at each of its meetings in November and December 2004, leaving short-term rates at 2.25% at year-end.

During the opening months of 2005, long-dormant inflationary pressures appeared to intensify when prices of crude oil, natural gas and other commodities surged. It was no surprise, therefore, that the Fed raised short-term interest rates at its February and March meetings, driving the federal funds rate to 2.75%. It later was revealed that the U.S. economy expanded at a 3.5% rate during the first quarter of 2005.

Although weaker-than-expected data in April suggested that the U.S. economy might have hit a soft patch, these concerns proved to be short-lived, and it later was estimated that the U.S. labor market added more jobs than expected during the month. On the other hand, difficulties encountered by the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

Yet, evidence of slower economic growth in global markets weighed on investor sentiment during the spring, and the yield on the 10-year U.S. Treasury bond fell below 4%. Although economic expectations appeared to improve in June, investors continued to worry about higher energy prices and interest rates. Still, on June 30 the Fed again hiked the federal funds rate to 3.25%. U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

Non-farm payrolls continued to increase in July, and the unemployment rate dropped to 5.0%, helping to convince investors that economic growth remained solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate.

The economic recovery remained on track in August, and the Fed raised the federal funds rate to 3.5%. On August 29, however, Hurricane Katrina struck the Gulf Coast, leaving in its wake severe human and economic damage, and oil prices spiked to more than $70 per barrel. Hurricane Rita followed just a few weeks later, affecting a significant portion of U.S. oil drilling and refining capacity.

Although some analysts believed that the hurricanes might prompt the Fed to pause at its September 20 meeting, the Fed remained on course,

increasing the federal funds rate to 3.75%. It was later estimated that U.S. GDP grew at a relatively robust 3.8% during the third quarter of 2005.

In this changing environment, most money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This has caused yield differences between overnight instruments and one-year securities to widen significantly.

We maintained a relatively defensive investment posture by setting the fund's weighted average maturity in a range we considered shorter than industry averages to reflect prevailing market conditions and the proximity of upcoming FOMC meetings.

What is the fund's current strategy?

On November 1, 2005, just one day after the close of the reporting period, the Fed acted for the twelfth consecutive time, raising the federal funds rate to 4%. In its statement, the Fed appeared to confirm analysts' revised interest-rate expectations, again noting, "With underlying inflation expected to be contained, the Committee believes that policy accommodation can be removed at a pace that is likely to be measured." Accordingly, we have maintained the fund's relatively conservative positioning, which we believe is prudent until we see signs that the Fed is nearing the end of its credit-tightening campaign.

November 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Prime Money Market Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 1.52
Ending value (after expenses)	$1,015.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 1.53
Ending value (after expenses)	$1,023.69

† Expenses are equal to the fund's annualized expense ratio of .30%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2005

Negotiable Bank Certificates of Deposit—6.6%	Principal Amount ($)	Value ($)
Citibank		
3.79%, 12/12/2005	10,000,000	10,000,000
First Tennessee Bank		
3.82%, 11/21/2005	10,000,000	10,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $20,000,000)		**20,000,000**

Commercial Paper—53.5%		
Amsterdam Funding Corp.		
3.82%, 11/21/2005	5,000,000 [a]	4,989,444
Atlantis One Funding Corp.		
4.00%, 12/14/2005	10,000,000 [a]	9,952,581
Barclays US Funding		
3.99%, 12/14/2005	10,000,000	9,952,640
Bryant Park Funding LLC		
4.00%, 12/12/2005	10,000,000 [a]	9,954,786
CRC Funding		
3.79%, 12/9/2005	10,000,000 [a]	9,960,417
Deutsche Bank Financial LLC		
4.04%, 11/1/2005	12,000,000	12,000,000
Gemini Securitization Corp.		
3.79%, 12/13/2005	10,000,000 [a]	9,956,250
ING US Funding LLC		
3.84%, 11/7/2005	12,500,000	12,492,021
Links Finance Corp.		
3.79%, 12/9/2005	10,000,000 [a]	9,960,417
PB Finance (DE) Inc.		
3.85%, 11/1/2005	10,000,000	10,000,000
Prudential Funding LLC		
4.00%, 11/1/2005	12,000,000	12,000,000
Prudential PLC		
3.75%, 11/18/2005	10,000,000	9,982,481
Scaldis Capital LLC		
4.01%, 11/15/2005	10,000,000 [a]	9,984,444

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Toyota Motor Credit Corp.		
3.80%, 11/2/2005	10,000,000 [a]	9,998,947
UBS Finance (DE) LLC		
4.00%, 11/1/2005	12,000,000	12,000,000
Variable Funding Capital Corp.		
3.81%, 11/2/2005	10,000,000 [a]	9,998,944
Total Commercial Paper		
(cost $163,183,372)		**163,183,372**

Corporate Notes—6.6%		
Credit Suisse First Boston		
4.00%, 12/29/2005	10,000,000 [b]	10,000,283
Wells Fargo & Co.		
3.76%, 6/12/2006	10,000,000 [b]	10,008,400
Total Corporate Notes		
(cost $20,008,683)		**20,008,683**

Short-Term Bank Notes—9.8%		
American Express Centurion Bank		
3.93%, 3/16/2006	10,000,000 [b]	10,000,000
Bank Of America		
3.78%, 12/12/2005	10,000,000	10,000,000
Washington Mutual Bank		
4.04%, 7/26/2006	10,000,000 [b]	10,000,000
Total Short-Term Bank Notes		
(cost $30,000,000)		**30,000,000**

Time Deposit—3.9%		
Manufacturers & Traders Trust Co. (Grand Cayman)		
4.03%, 11/1/2005		
(cost $12,000,000)	12,000,000	**12,000,000**

Repurchase Agreements–19.4%	Principal Amount ($)	Value ($)
Citigroup Global Market Holdings Inc. 4.02%, dated 10/31/2005, due 11/1/2005 in the amount of $50,005,583 (fully collateralized by $44,115,000 Federal Home Loan Bank, Bonds, 4%, due 3/10/2008, value $43,689,584, and $7,380,000 Federal Home Loan Mortgage Corp., Notes, 4.50%, due 7/6/2010, value $7,310,886)	50,000,000	50,000,000
Goldman, Sachs & Co. 3.90%, dated 10/31/2005, due 11/01/2005 in the amount of $9,000,975 (fully collateralized by $9,093,000 Federal Home Loan Mortgage Corp., Notes, 4.875%, due 3/15/2007, value $9,180,894)	9,000,000	9,000,000
Total Repurchase Agreements (cost $59,000,000)		**59,000,000**

Total Investments (cost $304,192,055)	**99.8%**	**304,192,055**
Cash and Receivables (Net)	**.2%**	**584,560**
Net Assets	**100.0%**	**304,776,615**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005, these securities amounted to $84,756,230 or 27.8% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	56.9	Asset-Backed Certificates/	
Finance	19.7	Structured Investment Vehicles	3.3
Asset-Backed Certificates/		Brokerage Firms	2.9
Multi-Seller Programs	9.8		
Insurance	7.2		**99.8**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including Repurchase Agreements of $59,000,000)–Note 1(b)	304,192,055	304,192,055
Cash		1,277,756
Interest receivable		274,176
		305,743,987
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		50,921
Dividend payable		916,451
		967,372
Net Assets ($)		**304,776,615**
Composition of Net Assets ($):		
Paid-in capital		304,776,826
Accumulated net realized gain (loss) on investments		(211)
Net Assets ($)		**304,776,615**
Shares Outstanding		
(2 billion shares of $.001 par value Capital Stock authorized)		304,776,826
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2005

Investment Income ($):	
Interest Income	**11,549,911**
Expenses:	
Management fee–Note 3(a)	605,484
Shareholder servicing costs–Note 3(b)	605,483
Total Expenses	**1,210,967**
Investment Income–Net	**10,338,944**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(211)**
Net Increase in Net Assets Resulting from Operations	**10,338,733**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income−net	10,338,944	4,514,979
Net realized gain (loss) from investments	(211)	2,887
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,338,733**	**4,517,866**
Dividends to Shareholders from ($):		
Investment income−net	**(10,344,206)**	**(4,514,979)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	3,044,637,478	3,487,112,401
Dividends reinvested	793,476	398,856
Cost of shares redeemed	(3,233,102,830)	(3,557,588,810)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(187,671,876)**	**(70,077,553)**
Total Increase (Decrease) in Net Assets	**(187,677,349)**	**(70,074,666)**
Net Assets ($):		
Beginning of Period	492,453,964	562,528,630
End of Period	**304,776,615**	**492,453,964**
Undistributed investment income−net	−	2,375

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.026	.009	.010	.017	.047
Distributions:					
Dividends from investment income—net	(.026)	(.009)	(.010)	(.017)	(.047)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.64	.93	.98	1.68	4.76
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30	.30	.30	.30	.30
Ratio of net investment income to average net assets	2.56	.93	.98	1.66	4.69
Net Assets, end of period ($ x 1,000)	304,777	492,454	562,529	720,952	670,915

See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Institutional Prime Money Market Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $211 is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004 were all ordinary income.

During the period ended October 31, 2005, as a result of permanent book to tax differences, the fund decreased accumulated net realized gain (loss) on investments by $2,887 and increased accumulated undistributed investment income–net by the same amount. Net assets were not affected by this reclassification.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus–managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its

investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, shareholder servicing fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-

pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the Shareholder Servicing Plan (the "Plan"), the fund may pay up to .15% of the value of the average daily net assets annually to compensate certain banks, brokers, dealers or other financial institutions for shareholder services. During the period ended October 31, 2005, the fund was charged $605,483 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $25,461 and shareholder servicing plan fees $25,460.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Institutional Prime Money Market Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Prime Money Market Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
- Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
- Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
- Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
- Allegheny College, Emeritus Trustee
- Pittsburgh Ballet Theatre, Trustee
- American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
- President and CEO, Related Urban Development, a real estate development company (1996-present)
- President and CEO, Himmel & Company, a real estate development company (1980-present)
- CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
- Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
- BDML Holdings, an insurance company, Chairman of the Board
- Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––––

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Centurion Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––––

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
- Boston College, Associate Trustee
- The Greater Boston Chamber of Commerce, Director
- Mass. Development, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Institutional Prime Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0922AR1005

Dreyfus Institutional U.S. Treasury Money Market Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional U.S. Treasury Money Market Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Patricia A. Larkin.

As the Federal Reserve Board (the "Fed") continued to raise short-term interest rates steadily and gradually during the past year, so too have yields of money market instruments risen over the past year. While many investors currently believe that the Fed is likely to continue to raise rates in the near future, the focus has turned toward Federal Reserve nominee Ben Bernanke, who is expected to succeed Fed Chairman Alan Greenspan early next year, and how he will interpret current economic data.

As the end of 2005 approaches, investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about your current portfolio allocations and liquidity needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did Dreyfus Institutional U.S. Treasury Money Market Fund perform during the period?

For the 12-month period ended October 31, 2005, Dreyfus Institutional U.S. Treasury Money Market Fund produced a 2.42% yield and, after taking into account the effects of compounding, an effective yield of 2.45%.[1]

Note to shareholders: As of September 1, 2005, Patricia A. Larkin became the fund's primary portfolio manager.

What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal and conservative investment risk. As a U.S. Treasury money market fund, we attempt to provide shareholders with an investment vehicle that invests in a portfolio of U.S. Treasury securities as well as repurchase agreements that are backed by U.S. Treasuries. A major benefit of these securities is that they are very liquid in nature — that is, they can be converted to cash quickly. Because U.S. Treasury obligations are backed by the full faith and credit of the U.S. government, they are generally considered to be among the highest-quality investments available. By investing in these obligations, the fund seeks to add an incremental degree of safety to the portfolio. The fund is required to maintain an average dollar-weighted maturity of 90 days or less.

What other factors influenced the fund's performance?

The fund was primarily affected by the Federal Reserve Board's (the "Fed") ongoing moves toward a less accommodative monetary policy. In fact, soon after the reporting period began, signs of stronger economic growth emerged, and the Fed raised the overnight federal funds rate by 25 basis points at each of its meetings in November and December 2004, leaving short-term rates at 2.25% at year-end.

During the opening months of 2005, long-dormant inflationary pressures appeared to intensify when prices of crude oil, natural gas and other commodities surged. It was no surprise, therefore, that the Fed raised short-term interest rates at its February and March meetings, driving the federal funds rate to 2.75%. It later was revealed that the U.S. economy expanded at a 3.5% rate during the first quarter of 2005.

Although weaker-than-expected data in April suggested that the economy might have hit a soft patch, these concerns proved to be short-lived, and it later was estimated that the U.S. labor market added more jobs than expected during the month. At its meeting in early May, the Fed increased the federal funds rate to 3%.

Yet, evidence of slower economic growth in global markets weighed on investor sentiment during the spring, and the yield on the 10-year U.S. Treasury bond fell below 4%. Although economic expectations appeared to improve in June, investors continued to worry about higher energy prices and interest rates. Still, on June 30 the Fed again hiked the federal funds rate to 3.25%. U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

Non-farm payrolls continued to increase in July, and the unemployment rate dropped to 5.0%, helping to convince investors that economic growth remained solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate.

The economic recovery remained on track in August, and the Fed raised the federal funds rate to 3.5%. On August 29, however, Hurricane Katrina struck the Gulf Coast, leaving in its wake severe human and economic damage, and oil prices spiked to more than $70 per barrel. Hurricane Rita followed just a few weeks later, affecting a significant portion of U.S. oil drilling and refining capacity.

Although some analysts believed that the hurricanes might prompt the Fed to pause at its September 20 meeting, the Fed remained on course, increasing the federal funds rate to 3.75%. It was later estimated that U.S. GDP grew at a relatively robust 3.8% during the third quarter of 2005.

In this changing environment, most money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This has caused yield differences between overnight instruments and one-year securities to widen significantly.

We maintained a relatively defensive investment posture by setting the fund's weighted average maturity in a range we considered shorter than industry averages to reflect prevailing market conditions and the proximity of upcoming FOMC meetings.

What is the fund's current strategy?

On November 1, 2005, just one day after the close of the reporting period, the Fed acted for the twelfth consecutive time, raising the federal funds rate to 4%. In its statement, the Fed appeared to confirm analysts' revised interest-rate expectations, again noting, "With underlying inflation expected to be contained, the Committee believes that policy accommodation can be removed at a pace that is likely to be measured." Accordingly, we have maintained the fund's relatively conservative positioning, which we believe is prudent until we see signs that the Fed is nearing the end of its credit-tightening campaign.

November 15, 2005

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional U.S. Treasury Money Market Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 1.52
Ending value (after expenses)	$1,014.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 1.53
Ending value (after expenses)	$1,023.69

† Expenses are equal to the fund's annualized expense ratio of .30%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2005

U.S. Treasury Bills–53.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/3/2005	3.41	10,000,000	9,998,122
11/10/2005	3.47	10,000,000	9,991,400
11/17/2005	3.50	107,000,000	106,833,889
11/25/2005	3.46	10,000,000	9,977,117
Total U.S. Treasury Bills (cost $136,800,528)			**136,800,528**
U.S. Treasury Note–3.9%			
11/30/2005 (cost $9,986,838)	3.48	10,000,000	**9,986,838**
Repurchase Agreements–42.8%			
Citigroup Global Market Holdings dated 10/31/2005, due 11/1/2005 in the amount of $55,005,958 (fully collateralized by $121,862,738 U.S. Treasury Strips, 0.00%–4.875%, due 11/15/2005–2/15/2031, value $56,100,000)	3.90	55,000,000	55,000,000
Credit Suisse First Boston LLC dated 10/31/2005, due 11/1/2005 in the amount of $55,006,019 (fully collateralized by $57,855,000 U.S. Treasury Notes, 2.625%, due 5/15/2008, value $56,100,551)	3.94	55,000,000	55,000,000
Total Repurchase Agreements (cost $110,000,000)			**110,000,000**
Total Investments (cost $256,787,366)		100.0%	256,787,366
Cash and Receivables (Net)		.0%	15,639
Net Assets		100.0%	256,803,005

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Treasuries	57.2	Repurchase Agreements	42.8
			100.0

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities– See Statement of Investments (including Repurchase Agreements of $110,000,000)–Note 1(b)	256,787,366	256,787,366
Cash		97,505,566
Interest receivable		90,871
		354,383,803
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3 (b)		64,705
Payable for investment securities purchased		96,839,680
Dividend payable		676,413
		97,580,798
Net Assets ($)		**256,803,005**
Composition of Net Assets ($):		
Paid-in capital		256,804,061
Accumulated net realized gain (loss) on investments		(1,056)
Net Assets ($)		**256,803,005**
Shares Outstanding		
(2 billion shares of $.001 par value Capital Stock authorized)		256,804,061
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Interest Income	**7,681,207**
Expenses:	
Management fee–Note 3(a)	430,874
Shareholder servicing costs–Note 3(b)	430,873
Total Expenses	**861,747**
Investment Income–Net, representing net increase in net assets resulting from operations	**6,819,460**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income−net	6,819,460	3,026,862
Net realized gain (loss) from investments	−	(1,056)
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,819,460**	**3,025,806**
Dividends to Shareholders from ($):		
Investment income−net	**(6,830,927)**	**(3,026,862)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	2,207,242,612	2,165,674,933
Dividends reinvested	15,240	5,683
Cost of shares redeemed	(2,295,289,925)	(2,362,382,045)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(88,032,073)**	**(196,701,429)**
Total Increase (Decrease) in Net Assets	**(88,043,540)**	**(196,702,485)**
Net Assets ($):		
Beginning of Period	344,846,545	541,549,030
End of Period	**256,803,005**	**344,846,545**
Undistributed investment income−net	−	11,467

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.024	.008	.009	.016	.044
Distributions:					
Dividends from investment income—net	(.024)	(.008)	(.009)	(.016)	(.044)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.45	.84	.88	1.59	4.53
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30	.30	.30	.30	.30
Ratio of net investment income to average net assets	2.37	.84	.89	1.56	4.52
Net Assets, end of period ($ x 1,000)	256,803	344,847	541,549	615,142	420,096

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1–Significant Accounting Policies:

Dreyfus Institutional U.S. Treasury Money Market Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal and conservative investment risk by investing in direct obligations of the U.S. Treasury and repurchase agreements secured by such obligations. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from

securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $1,056 is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004 were all ordinary income.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its

investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, shareholder servicing fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-

pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the Shareholder Servicing Plan (the "Plan"), the fund may pay up to .15% of the value of the average daily net assets to compensate certain banks, brokers, dealers or other financial institutions for shareholder services. During the period ended October 31, 2005, the fund was charged $430,873 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $32,352 and shareholder servicing plan fees $32,353.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Institutional U.S. Treasury Money Market Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian and brokers, or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional U.S. Treasury Money Market Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For State individual income tax purposes, the fund hereby designates 50.44% of the ordinary income dividends paid during its fiscal year ended October 31, 2005 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
- Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
- Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
- Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
- Allegheny College, Emeritus Trustee
- Pittsburgh Ballet Theatre, Trustee
- American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
- President and CEO, Related Urban Development, a real estate development company (1996-present)
- President and CEO, Himmel & Company, a real estate development company (1980-present)
- CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
- Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
- BDML Holdings, an insurance company, Chairman of the Board
- Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

───────────

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Centurion Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

───────────

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
- Boston College, Associate Trustee
- The Greater Boston Chamber of Commerce, Director
- Mass. Development, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

───────────

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Institutional U.S. Treasury Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0930AR1005

Dreyfus
Money Market
Reserves

ANNUAL REPORT October 31, 2005



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Money Market Reserves, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Patricia A. Larkin.

As the Federal Reserve Board (the "Fed") continued to raise short-term interest rates steadily and gradually during the past year, so too have yields of money market instruments risen over the past year. While many investors currently believe that the Fed is likely to continue to raise rates in the near future, the focus has turned toward Federal Reserve nominee Ben Bernanke, who is expected to succeed Fed Chairman Alan Greenspan early next year, and how he will interpret current economic data.

As the end of 2005 approaches, investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about your current portfolio allocations and liquidity needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did Dreyfus Money Market Reserves perform during the period?

For the 12-month period ended October 31, 2005, the fund's Investor shares produced a yield of 2.20%, and its Class R shares produced a yield of 2.41%. Taking into account the effects of compounding, the effective yields for the fund's Investor shares and Class R shares were 2.23% and 2.43%, respectively.[1]

Note to shareholders: As of September 1, 2005, Patricia A. Larkin became the fund's primary portfolio manager.

What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies and instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches; repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates throughout the reporting period in an ongoing effort to forestall potential inflationary pressures. Indeed, soon after the reporting period began, signs of more sustainable economic growth emerged, and the Fed raised the overnight federal funds rate by 25 basis points at each of its meetings in November and December 2004, leaving short-term rates at 2.25% by year-end.

During the opening months of 2005, long-dormant inflationary pressures appeared to intensify when prices of crude oil, natural gas and other commodities surged. It was no surprise, therefore, that the Fed raised short-term interest rates at its February and March meetings, driving the federal funds rate to 2.75%. It later was revealed that the U.S. economy expanded at a 3.5% rate during the first quarter of 2005.

Although weaker-than-expected data in April suggested that the U.S. economy might have hit a soft patch, these concerns proved to be short-lived, and it later was estimated that the U.S. labor market added more jobs than expected during the month. Yet, evidence of slower economic growth in global markets weighed on investor sentiment during the spring, and the yield on the 10-year U.S. Treasury bond fell below 4%.

Although economic expectations appeared to improve in June, investors continued to worry about the potentially eroding effects of higher energy prices and interest rates. Still, on June 30 the Fed again hiked the federal funds rate to 3.25%. U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

Non-farm payrolls continued to increase in July, and the unemployment rate dropped to 5.0%, helping to convince investors that economic growth remained solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate.

The economic recovery remained on track in August, and the Fed raised the federal funds rate to 3.5%. On August 29, however, Hurricane Katrina struck the Gulf Coast, leaving in its wake severe human and economic damage, and oil prices spiked to more than $70 per barrel. Hurricane Rita followed just a few weeks later, affecting a significant portion of U.S. oil drilling and refining capacity.

Although some analysts believed that the hurricanes might prompt the Fed to pause at its September 20 meeting, the Fed remained on course, increasing the federal funds rate to 3.75% and leaving intact key language

in its accompanying statement. It was later estimated that U.S. GDP grew at a relatively robust 3.8% during the third quarter of 2005.

In this changing environment, most money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This has caused yield differences between overnight instruments and one-year securities to widen significantly.

We maintained a relatively defensive investment posture by setting the fund's weighted average maturity in a range we considered shorter than industry averages to reflect prevailing market conditions and the proximity of upcoming FOMC meetings.

What is the fund's current strategy?

On November 1, 2005, just one day after the close of the reporting period, the Fed acted for the twelfth consecutive time, raising the federal funds rate to 4%. In its statement, the Fed appeared to confirm analysts' expectations of further rate hikes, again noting, "With underlying inflation expected to be contained, the Committee believes that policy accommodation can be removed at a pace that is likely to be measured." Accordingly, we have maintained the fund's relatively conservative positioning, which we believe is prudent until we see signs that the Fed is near the end of its credit-tightening campaign.

November 15, 2005

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Money Market Reserves from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.55	$ 2.54
Ending value (after expenses)	$1,013.70	$1,014.70

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.57	$ 2.55
Ending value (after expenses)	$1,021.68	$1,022.68

† *Expenses are equal to the fund's annualized expense ratio of .70% for Investor shares and .50% for Class R shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

Negotiable Bank Certificates of Deposit—8.3%	Principal Amount ($)	Value ($)
Citibank 3.79%, 12/12/2005	10,000,000	10,000,000
First Tennessee Bank 3.82%, 11/21/2005	15,000,000	15,000,000
Washington Mutual Bank F.A. 3.96%, 7/26/2006	10,000,000	9,997,946
Total Negotiable Bank Certificates of Deposit (cost $34,997,946)		**34,997,946**

Commercial Paper—61.2%		
Amstel Funding 3.79%, 12/12/2005	20,000,000 [a]	19,914,583
Amsterdam Funding Corp. 3.82%, 11/21/2005	20,000,000 [a]	19,957,778
Atlantis One Funding Corp. 4.00%, 12/14/2005	15,000,000 [a]	14,928,871
Bryant Park Funding LLC 4.00%, 12/12/2005	10,000,000 [a]	9,954,786
CBA (DE) Finance Inc. 3.82%, 11/22/2005	15,000,000	14,966,750
CRC Funding 3.79%, 12/9/2005	10,000,000 [a]	9,960,417
Deutsche Bank Financial LLC 4.04%, 11/1/2005	15,000,000	15,000,000
Fairway Finance Co. LLC 3.81%, 11/2/2005	10,000,000 [a]	9,998,946
Gemini Securitization Corp. 3.79%, 12/13/2005	10,000,000 [a]	9,956,250
Goldman Sachs Group 3.76%, 5/25/2006	10,000,000	10,000,000
Harrier Finance Funding 3.81%, 12/12/2005	10,000,000 [a]	9,957,064
ING US Funding LLC 3.84%, 11/7/2005	20,000,000	19,987,233
Links Finance Corp. 3.79%, 12/9/2005	20,000,000 [a]	19,920,833
Morgan Stanley & Co. 3.82%, 11/1/2005	10,000,000	10,000,000
PB Finance (DE) Inc. 3.85%, 11/1/2005	10,000,000	10,000,000

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Sigma Finance		
3.79%, 12/13/2005	20,000,000 [a]	19,912,384
Toyota Motor Credit Corp.		
3.80%, 11/1/2005	10,000,000 [a]	10,000,000
UBS Finance (DE) Inc.		
4.00%, 11/1/2005	15,000,000	15,000,000
Variable Funding Capital Corp.		
3.81%, 11/2/2005	10,000,000 [a]	9,998,944
Total Commercial Paper		
(cost $259,414,839)		**259,414,839**

Corporate Notes—7.1%		
Bear Stearns Cos.		
3.82%, 11/28/2005	10,000,000 [b]	10,000,671
Cit Group Inc.		
4.15%, 4/19/2006	10,000,000 [b]	10,005,182
Skandinaviska Enskilda Banken AB		
3.96%, 1/19/2006	10,000,000 [b]	10,000,000
Total Corporate Notes		
(cost $30,005,853)		**30,005,853**

Short-Term Bank Notes—9.4%		
American Express Centurion Bank		
3.93%, 3/16/2006	10,000,000 [b]	10,000,000
Bank Of America		
3.78%, 12/12/2005	20,000,000	20,000,000
Barclays Bank		
3.90%, 5/11/2006	10,000,000 [b]	9,999,217
Total Short-Term Bank Notes		
(cost $39,999,217)		**39,999,217**

Time Deposits—6.9%		
Branch Banking & Trust Co. Inc. (Grand Cayman)		
3.96%, 11/1/2005	14,000,000	14,000,000
Key Bank N.A. (Grand Cayman)		
4.00%, 11/1/2005	15,000,000	15,000,000
Total Time Deposits		
(cost $29,000,000)		**29,000,000**

Repurchase Agreements–7.1%	Principal Amount ($)	Value ($)
Citigroup Global Market Holdings Inc.		
4.02%, dated 10/31/2005, due 11/1/2005 in		
the amount of $30,003,350 (fully collateralized by		
$30,890,000 Federal Home Loan Mortgage Corporation,		
Notes 4.50%, due 7/16/2010, value $30,600,715)		
(cost $30,000,000)	30,000,000	**30,000,000**
Total Investments (cost $423,417,855)	**100.0%**	**423,417,855**
Cash and Receivables (Net)	**.0%**	**167,984**
Net Assets	**100.0%**	**423,585,839**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transaction exempt from registration, normally to qualified institutional buyers. At October 31, 2005, these securities amounted to $164,460,855 or 38.8% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	55.2	Asset-Backed Certificates/	
Asset-Backed Certificates/		Structured Investment Vehicles	11.8
Multiseller Programs	14.1	Repurchase Agreements	7.1
Finance	11.8		**100.0**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including Repurchase Agreements of $30,000,000)–Note 1(b)	423,417,855	423,417,855
Cash		1,122,941
Interest receivable		468,908
		425,009,704
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		211,868
Dividend payable		1,192,855
Payable for Capital Stock redeemed		19,142
		1,423,865
Net Assets ($)		**423,585,839**
Composition of Net Assets ($):		
Paid-in capital		423,586,442
Accumulated net realized gain (loss) on investments		(603)
Net Assets ($)		**423,585,839**

Net Asset Value Per Share

	Investor Shares	Class R Shares
Net Assets ($)	308,202,065	115,383,774
Shares Outstanding	308,200,454	115,385,988
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2005

Investment Income ($):	
Interest Income	**14,124,558**
Expenses:	
Management fee—Note 3(a)	2,447,695
Distribution fees (Investor Shares)—Note 3(b)	655,702
Total Expenses	**3,103,397**
Investment Income—Net	**11,021,161**
Net Realized Gain (Loss) on Investments—Note 1(b) ($)	**640**
Net Increase in Net Assets Resulting from Operations	**11,021,801**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income—net	11,021,161	3,478,251
Net realized gain (loss) on investments	640	(619)
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,021,801**	**3,477,632**
Dividends to Shareholders from ($):		
Investment income—net:		
Investor shares	(7,167,451)	(1,975,321)
Class R shares	(3,853,710)	(1,502,930)
Total Dividends	**(11,021,161)**	**(3,478,251)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investor shares	533,680,718	1,218,842,895
Class R shares	697,401,987	765,162,295
Dividends reinvested:		
Investor shares	7,136,170	1,965,555
Class R shares	997,836	301,076
Cost of shares redeemed:		
Investor shares	(589,778,644)	(1,242,909,692)
Class R shares	(762,568,029)	(800,022,958)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(113,129,962)**	**(56,660,829)**
Total Increase (Decrease) in Net Assets	**(113,129,322)**	**(56,661,448)**
Net Assets ($):		
Beginning of Period	536,715,161	593,376,609
End of Period	**423,585,839**	**536,715,161**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.022	.005	.006	.016	.044
Distributions:					
Dividends from investment income—net	(.022)	(.005)	(.006)	(.016)	(.044)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.23	.54	.64	1.58	4.47
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	2.19	.53	.64	1.63	3.91
Net Assets, end of period ($ X 1,000)	308,202	357,163	379,265	432,816	871,945

See notes to financial statements.

Class R Shares	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.024	.007	.008	.018	.046
Distributions:					
Dividends from investment income−net	(.024)	(.007)	(.008)	(.018)	(.046)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.43	.74	.83	1.79	4.68
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.50	.50	.50	.50	.50
Ratio of net investment income to average net assets	2.38	.72	.84	1.82	4.54
Net Assets, end of period ($ X 1,000)	115,384	179,552	214,112	248,164	419,057

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Money Market Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in a diversified portfolio of high-quality, short-term debt securities. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 2 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally

declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualifications is in the best interest of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $603 is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2012.

The tax character of all distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, was all ordinary income.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year,

plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund.

These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act. Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor, for shareholder servicing activities and activities primarily intended to result in the sale of Investor shares. During the period ended October 31, 2005, Investor shares were charged $655,702 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $158,181 and Rule 12b-1 distribution plan fees $53,687.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Money Market Reserves (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian and broker, or by other appropriate procedures where replies from the broker was not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Money Market Reserves of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Money Market Reserves**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



Dreyfus
Municipal Reserves

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Municipal Reserves, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, J. Christopher Nicholl.

As the Federal Reserve Board (the "Fed") continued to raise short-term interest rates steadily and gradually during the past year, so too have yields of tax-exempt money market instruments risen over the past year. While many investors currently believe that the Fed is likely to continue to raise rates in the near future, the focus has turned toward who will succeed Fed Chairman Alan Greenspan, who is set to step down as Fed Chairman next year, and how the new chairperson will interpret current economic data.

As the end of 2005 approaches, investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about your current portfolio allocations and potential need for tax-free income.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Dreyfus Municipal Reserves perform during the period?

For the 12-month period ended October 31, 2005, the fund produced yields of 1.67% for its Class R shares and 1.47% for its Investor shares. Taking into account the effects of compounding, the fund also produced effective yields of 1.68% and 1.48% for its Class R shares and Investor shares, respectively. [1]

Yields of tax-exempt money market securities rose steadily over the reporting period, primarily in response to higher short-term interest rates from the Federal Reserve Board (the "Fed").

What is the fund's investment approach?

The fund seeks a high level of current income, consistent with stability of principal, that is exempt from federal income tax. To pursue its goal, the fund invests at least 80% of its assets in tax-exempt municipal obligations, including short-term municipal debt securities. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund reserves the right to invest up to 20% of total assets in taxable money market securities, such as U.S. government obligations, U.S. and foreign bank and corporate obligations and commercial paper. Municipal obligations are typically of two types:

- *General obligation bonds,* which are secured by the full faith and credit of the issuer and its taxing power.

- *Revenue bonds,* which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls.

What other factors influenced the fund's performance?

The Fed raised short-term interest rates by 25 basis points at each of eight meetings of its Federal Open Market Committee (FOMC) during the reporting period, driving the overnight federal funds rate from 1.75% at the start of the reporting period to 3.75% by the reporting period's end. On November 1, 2005, just one day after the reporting period's close, the Fed acted again, hiking the federal funds rate to 4%.

The Fed's credit tightening campaign occurred in an environment of moderate economic growth. Despite occasional concerns among analysts that the economy might be growing too robustly, potentially igniting inflationary pressures, or too weakly, increasing the risk of recession, U.S. gross domestic product continued to expand steadily throughout the reporting period. More specifically, U.S. GDP rose at annualized rates of 3.5% during the first quarter of 2005 and 3.3% for the second quarter of 2005 and an estimated 3.8% for the third quarter of 2005. Inflation remained at persistently low levels for much of the reporting period, but higher energy prices contributed to intensifying inflation concerns late in the reporting period.

Better economic conditions helped improve the fiscal conditions of many states and municipalities. As a result, issuers had less need to borrow to cover budget shortfalls, and the supply of newly issued tax-exempt money market instruments fell compared to the same period one year earlier. Moderating supply amid robust investor demand, including participation of non-traditional investors such as hedge funds and insurance companies, generally put downward pressure on tax-exempt money market yields.

For much of the reporting period, we maintained the fund's weighted average maturity in a range we considered short. This positioning was designed to maintain the liquidity the fund needed to capture higher yields quickly as interest rates rose. However, most other money market funds adopted a similar strategy, so the fund's weighted average maturity generally remained in line with industry averages. In fact, the

industry's weighted average maturity in May 2005 fell to the shortest point on record. At times, when yield differences between short- and longer-term money market instruments widened due to investor sentiment and technical factors, we extended the fund's weighted average maturity temporarily to participate in the higher yields offered by securities in the two- to six-month range.

We adjusted this strategy during the final months of the reporting period, when we believed that longer-term money market yields had become more attractive, and chances became more balanced that the Fed would continue to raise interest rates or pause to assess economic growth. Accordingly, we extended the fund's weighted average maturity modestly, including occasional purchases of municipal money market instruments with maturities of six months. As part of this strategy, we increased the fund's holdings of tax-exempt commercial paper.

What is the fund's current strategy?

In light of recent reports of stronger-than-expected economic data, we expect the Fed to continue to raise short-term interest rates at upcoming FOMC meetings at least through the end of 2005. At that point, if the Fed's credit tightening campaign has constrained the rate of economic growth and inflation remains benign, the Fed may have relatively few rate-hikes left in store. On the other hand, rising inflationary pressures and robust economic growth could lead to more interest-rate increases. Consequently, we have continued to maintain the fund's weighted average maturity in the neutral range.

November 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Reserves from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.60	$ 2.58
Ending value (after expenses)	$1,009.00	$1,010.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.62	$ 2.60
Ending value (after expenses)	$1,021.63	$1,022.63

† *Expenses are equal to the fund's annualized expense ratio of .71% for Class I and .51% for Class R, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Tax Exempt Investments−99.9%	Principal Amount ($)	Value ($)
Alabama−2.3%		
Port City Medical Clinic Board, Health Care Facilities Revenue (Infirmary Health Systems) 2.68% (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	2,000,000 a	2,000,000
Alaska−2.2%		
Alaska Industrial Development Authority, Health Care Facilities Revenue (Providence Medical Office Building) 2.65% (LOC; KBC Bank)	1,965,000 a	1,965,000
Colorado−8.4%		
Castle Rock Metropolitan District Number 7, GO Notes, Refunding 2.26%, 12/1/2005 (LOC; U.S. Bank NA)	2,830,000	2,830,000
Dove Valley Metropolitan District, Arapahoe County, GO Notes 1.92%, 11/1/2005 (LOC; BNP Paribas)	2,500,000	2,500,000
Interstate South Metropolitan District, GO Notes, Refunding 1.92%, 11/1/2005 (LOC; BNP Paribas)	1,975,000	1,975,000
Georgia−8.6%		
De Kalb County Development Authority, Private Schools Revenue (Marist School Inc. Project) 2.70% (LOC; SunTrust Bank)	3,400,000 a	3,400,000
Municipal Electric Authority of Georgia, Power Revenue (Project One) 2.60% (Insured; FSA and Liquidity Facility; Dexia Credit Local)	4,100,000 a	4,100,000
Hawaii−2.4%		
Honolulu City and County, CP 2.65%, 12/8/2005 (LOC; Landesbank Hessen-Thuringen Girozentrale)	2,100,000	2,100,000
Illinois−27.5%		
Chicago, GO Notes: 2.20%, 12/8/2005 (LOC; State Street Bank & Trust Co.)	3,500,000	3,500,000
2.28%, 12/8/2005 (LOC; Bank of America)	825,000	825,000
Illinois Educational Facilities Authority, Recreational Revenue (Shedd Aquarium Society) 2.76% (LOC; Bank One)	2,500,000 a	2,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Illinois (continued)		
Illinois Health Facilities Authority, Revenue:		
(Memorial Medical Center) 2.70% (LOC; KBC Bank)	2,400,000 [a]	2,400,000
(Rush Presbyterian Saint Luke's Medical Center)		
2.73% (LOC; Northern Trust Co.)	3,800,000 [a]	3,800,000
(The Carle Foundation)		
2.70% (Insured; AMBAC and Liquidity Facility;		
Northern Trust Co.)	3,000,000 [a]	3,000,000
Illinois Student Assistance Commission,		
Student Loan Revenue		
2.75% (LOC; Bank One)	2,000,000 [a]	2,000,000
Jackson-Union Counties Regional Port District,		
Port Facilities Revenue, Refunding		
(Enron Transportation Services)		
2.70% (LOC; Wachovia Bank)	2,400,000 [a]	2,400,000
Regional Transportation Authority,		
Refunding 2.70%,		
(Liquidity Facility; DEPFA Bank PLC)	3,600,000 [a]	3,600,000
Indiana—8.7%		
Seymour, EDR (Pedcor Investments Project)		
2.75% (LOC; FHLB)	3,881,000 [a]	3,881,000
Wabash, EDR (Wabash Alloys Project)		
2.78% (LOC; Bank of America)	3,750,000 [a]	3,750,000
Louisiana—1.1%		
Plaquemines Port Harbor and Terminal District,		
Port Facilities Revenue		
(International Marine Terminals Project)		
2.59%, 3/15/2006 (LOC; KBC Bank)	1,000,000	1,000,000
Massachusetts—4.0%		
Massachusetts Health and Educational Facilities		
Authority (Capital Assets Program)		
2.66% (LOC; Bank of Scotland)	3,500,000 [a]	3,500,000
Nebraska—.8%		
Lancaster County Hospital Authority,		
Health Facilities Revenue		
(Emmanuel Health System)		
2.73% (LOC; ABN-AMRO)	700,000 [a]	700,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Mexico−3.1%		
Santa Fe, Gross Receipts Tax Revenue (Wastewater Systems) 2.74% (LOC; BNP Paribas)	2,700,000 [a]	2,700,000
New York−6.9%		
New York City, GO Notes 2.66% (LOC; Bayerische Landesbank)	3,000,000 [a]	3,000,000
Triborough Bridge and Tunnel Authority, Special Obligation Revenue 2.66% (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3,000,000 [a]	3,000,000
Ohio−.8%		
Hamilton County, Hospital Facilities Revenue (Health Alliance) 2.60% (Insured; MBIA and Liquidity Facility; Credit Suisse First Boston)	700,000 [a]	700,000
Pennsylvania−1.1%		
Lehigh County Industrial Development Authority, PCR (Allegheny Electric Cooperative) 2.75% (LOC; Rabobank Nederland)	920,000 [a]	920,000
Rhode Island−.7%		
Rhode Island Health and Educational Building Corp., Health Care Facilities Revenue (Ocean State Assisted) 2.63% (LOC: The Bank of New York and Sovereign Bancorp, Inc.)	600,000 [a]	600,000
Texas−5.8%		
Harris County Flood Control District, CP 2.70%, 12/6/2005 (LOC; Landesbank Hessen-Thuringen Girozentrale)	2,000,000	2,000,000
Texas, GO Notes, TRAN 4.50%, 8/31/2006	3,000,000	3,036,260
Washington−4.7%		
Washington Housing Finance Commission, MFMR (Wandering Creek Project) 2.76% (Insured; FHLMC and Liquidity Facility; FHLMC)	4,000,000 [a]	4,000,000
Washington Public Power Supply System Project Number 2, Electric Revenue, Refunding 2.68% (Insured; MBIA and Liquidity Facility; Credit Suisse First Boston)	100,000 [a]	100,000

Tax Exempt Investments (continued)	Principal Amount ($)		Value ($)
Wisconsin—7.4%			
University of Wisconsin Hospitals and Clinics Authority, Health Care Facilities Revenue 2.70% (Insured; MBIA and Liquidity Facility; U.S. Bank NA)	4,000,000	a	4,000,000
Wisconsin Health and Education Facilities Authority, Revenue (Wheaton Franciscan Services Inc.) 2.70% (LOC; Citibank)	2,500,000	a	2,500,000
West Virginia—3.4%			
Marshall County, PCR (Ohio Power Co. Project) 2.72% (LOC; Royal Bank of Scotland)	3,000,000	a	3,000,000
Total Investments (cost $87,282,260)	**99.9%**		**87,282,260**
Cash and Receivables (Net)	**.1%**		**76,071**
Net Assets	**100.0%**		**87,358,331**

Summary of Abbreviations

ACA	American Capital Access	GIC	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	GNMA	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company	GO	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	IDB	Industrial Development Board
BAN	Bond Anticipation Notes	IDC	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	IDR	Industrial Development Revenue
BPA	Bond Purchase Agreement	LOC	Letter of Credit
CGIC	Capital Guaranty Insurance Company	LOR	Limited Obligation Revenue
CIC	Continental Insurance Company	LR	Lease Revenue
CIFG	CDC Ixis Financial Guaranty	MBIA	Municipal Bond Investors Assurance Insurance Corporation
CMAC	Capital Market Assurance Corporation	MFHR	Multi-Family Housing Revenue
COP	Certificate of Participation	MFMR	Multi-Family Mortgage Revenue
CP	Commercial Paper	PCR	Pollution Control Revenue
EDR	Economic Development Revenue	RAC	Revenue Anticipation Certificates
EIR	Environmental Improvement Revenue	RAN	Revenue Anticipation Notes
		RAW	Revenue Anticipation Warrants
FGIC	Financial Guaranty Insurance Company	RRR	Resources Recovery Revenue
FHA	Federal Housing Administration	SAAN	State Aid Anticipation Notes
FHLB	Federal Home Loan Bank	SBPA	Standby Bond Purchase Agreement
FHLMC	Federal Home Loan Mortgage Corporation	SFHR	Single Family Housing Revenue
		SFMR	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	SONYMA	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FSA	Financial Security Assurance	TAN	Tax Anticipation Notes
GAN	Grant Anticipation Notes	TAW	Tax Anticipation Warrants
		TRAN	Tax and Revenue Anticipation Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	96.6
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	3.4
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	87,282,260	87,282,260
Interest receivable		354,239
		87,636,499
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		39,329
Cash overdraft due to custodian		88,034
Dividends payable		150,545
Interest payable–Note 2		260
		278,168
Net Assets ($)		**87,358,331**
Composition of Net Assets ($):		
Paid-in capital		87,361,118
Accumulated net realized gain (loss) on investments		(2,787)
Net Assets ($)		**87,358,331**

Net Asset Value Per Share

	Investor Shares	Class R Shares
Net Assets ($)	22,170,262	65,188,069
Shares Outstanding	22,172,016	65,190,815
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Interest Income	**2,546,005**
Expenses:	
Management fee–Note 3(a)	601,999
Distribution fees (Investor Shares)–Note 3(b)	45,630
Interest expense–Note 2	8,901
Total Expenses	**656,530**
Investment Income–Net, representing net increase in net assets resulting from operations	**1,889,475**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment Income−Net, representing net increase in net assets resulting from operations	**1,889,475**	**1,320,963**
Dividends to Shareholders from ($):		
Investment income−net:		
Investor shares	(329,546)	(127,486)
Class R shares	(1,559,929)	(1,193,477)
Total Dividends	**(1,889,475)**	**(1,320,963)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investor shares	50,313,039	66,325,162
Class R shares	306,768,966	512,954,857
Dividends reinvested:		
Investor shares	322,055	118,559
Class R shares	211,747	149,592
Cost of shares redeemed:		
Investor shares	(54,844,830)	(71,374,586)
Class R shares	(366,630,677)	(637,509,901)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(63,859,700)**	**(129,336,317)**
Total Increase (Decrease) in Net Assets	**(63,859,700)**	**(129,336,317)**
Net Assets ($):		
Beginning of Period	151,218,031	280,554,348
End of Period	**87,358,331**	**151,218,031**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.015	.004	.004	.009	.026
Distributions:					
Dividends from investment income−net	(.015)	(.004)	(.004)	(.009)	(.026)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.48	.44	.44	.87	2.60
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.71	.71	.70	.71	.71
Ratio of net investment income to average net assets	1.44	.43	.45	.86	2.64
Net Assets, end of period ($ X 1,000)	22,170	26,380	31,311	31,902	26,955

See notes to financial statements.

Class R Shares	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.017	.006	.006	.011	.028
Distributions:					
Dividends from investment income−net	(.017)	(.006)	(.006)	(.011)	(.028)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.69	.64	.65	1.07	2.78
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.51	.51	.50	.51	.51
Ratio of net investment income to average net assets	1.60	.60	.65	1.07	2.72
Net Assets, end of period ($ X 1,000)	65,188	124,838	249,243	317,102	341,092

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek income, consistent with stability of principal, that is exempt from federal income tax. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class) and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $2,787 is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004 were all tax exempt income.

During the period ended October 31, 2005, as a result of permanent book to tax differences due to the expiration of a capital loss carryover, the fund increased accumulated net realized gain (loss) on investments by $1,713 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average amount of borrowings outstanding under the line of credit during the period ended October 31, 2005 was approximately $269,400 with a related weighted average annualized interest rate of 3.30%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contrac-

tually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted

by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% of the value of the average daily net assets (currently limited by the Company's Board of Directors to .20%) attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and activities primarily intended to result in the sale of Investor shares. During the period ended October 31, 2005, Investor shares were charged $45,630 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $35,530 and Rule 12b-1 distribution plan fees $3,799.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Municipal Reserves (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Municipal Reserves of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended October 31, 2005 as "exempt-interest dividends" (not generally subject to regular federal income tax).

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
- Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
- BDML Holdings, an insurance company, Chairman of the Board
- Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

―――――――――

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Centurion Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

―――――――――

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
- Boston College, Associate Trustee
- The Greater Boston Chamber of Commerce, Director
- Mass. Development, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

―――――――――

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Municipal Reserves**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0324AR1005

Dreyfus Premier
Tax Managed
Growth Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

Dreyfus Premier
Tax Managed Growth Fund The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Tax Managed Growth Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Fayez Sarofim, of Fayez Sarofim & Co., the fund's sub-investment adviser.

Over the past year, the U.S. economy once again demonstrated its fortitude, expanding at a steady pace despite the headwinds of soaring energy prices, higher short-term interest rates and the Gulf Coast hurricanes. However, after rallying in the final weeks of 2004, the U.S. stock market traded within a relatively narrow range for much of 2005, when investors responded cautiously to uncertainty regarding future business conditions. While small- and midcap stocks generally produced higher returns than large-cap equities for the reporting period, we recently have seen signs of renewed strength among larger companies compared to smaller ones, and higher-quality over lower-quality stocks.

As the end of 2005 approaches, some economists have suggested that the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk to your financial advisor, who can discuss with you these issues and the potential benefits of a long-term investment perspective.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005

2



DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Premier Tax Managed Growth Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund produced total returns of 8.41% for Class A shares, 7.60% for Class B shares, 7.54% for Class C shares, 8.73% for Class R shares and 8.12% for Class T shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), provided a 8.72% total return.[2]

Stocks generally produced healthy gains in a growing U.S. economy during the reporting period, despite investors' concerns regarding higher interest rates and energy prices. The fund's returns were roughly in line with the S&P 500 Index. Strong results from the fund's consumer discretionary and energy holdings were offset by weakness in the health care sector.

What is the fund's investment approach?

The fund invests primarily in large, well-established, multinational companies that we believe are well-positioned to weather difficult economic climates and thrive during favorable times. We focus on purchasing large-cap, "blue-chip" stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks in prominent companies selected for what we consider to be sustained patterns of profitability, strong balance sheets, expanding global presence and above-average earnings growth potential.

At the same time, we manage the portfolio in a manner cognizant of the concerns of tax-conscious investors. Our tax-managed approach is based on employing a "buy-and-hold" investment strategy rather than short-term profit. We typically buy and sell relatively few stocks during the course of the year, which may help reduce investors' tax liabilities and the fund's trading costs. During the reporting period, the fund's portfolio turnover rate was 1.06%.[3]

What other factors influenced the fund's performance?

U.S. stocks rallied sharply during the final months of 2004, when the resolution of the presidential election and signs of more sustainable economic growth boosted investor sentiment. At the time, the market's advance was led by smaller, relatively speculative stocks, causing the fund's returns to lag the S&P 500 Index at the start of the reporting period. Over the first 10 months of 2005, however, investors grew increasingly concerned about rising interest rates and surging energy prices, and their attention began to turn toward large, well-established companies with track records of consistent earnings. As a result, the fund's relative performance began to improve.

In this changing environment, the fund received an especially strong contribution to its performance from longtime holding Altria Group, the food and tobacco giant, which gained value as litigation concerns eased and investors looked forward to a corporate reorganization designed to unlock shareholder value. Other consumer discretionary holdings posting above-average returns included fast-food leader McDonald's, where customers responded positively to healthier menus, and publisher McGraw-Hill Cos., which enjoyed strong results in its Standard & Poor's division.

In the consumer staples sector, food producer Nestle and beverage maker PepsiCo advanced as more investors turned toward fundamentally sound businesses that have thrived under a variety of economic conditions. While the fund participated in gains produced by the energy sector amid soaring oil and gas prices, its energy returns fell short of the benchmark's. This was primarily due to our focus on integrated oil companies at a time in which smaller oil services companies fared even better.

The fund's health care investments detracted from its returns. Large pharmaceutical companies, including fund holdings Pfizer and Merck & Co., suffered from safety-related product issues, concerns regarding the effects of the new Medicare prescription drug benefit and anemic new product pipelines. In light of these issues, we reduced the fund's positions in Merck & Co. and Pfizer. Other disappointments included retailer Wal-Mart Stores, which was hurt by the effects of higher fuel

prices on its customers, beer producer Anheuser-Busch Cos., which encountered heightened competitive pressures, and mortgage agency Fannie Mae, where accounting irregularities raised regulatory concerns. We eliminated the fund's holdings of Fannie Mae and its sister agency, Freddie Mac, during the reporting period. Instead, we established new positions in retailer Home Depot, industrial gasses manufacturer Praxair and global energy producer Total.

What is the fund's current strategy?

We have continued to see signs that large-cap growth stocks are returning to favor among investors, who appear to be coming to the realization that stocks of multinational companies with dominant market positions are now attractively valued, after having been generally disregarded over the past few years. In the environment anticipated ahead, investors appear to be more likely to scrutinize the sustainability of a company's growth rate and to reward companies, not just for improved balance sheets and reduced risk profiles, but for their ability to continue to grow. The high-quality multinationals that are the focus of our strategy are well equipped to extend their established records of earnings and dividend increases. Over the last five years, these companies have seen their price/earnings multiples contract and their valuations relative to small- and midcap issues compress. These trends, which have been historically typical early in an expansion, have persisted much longer than usual in the current cycle, but they are beginning to change. We believe our portfolios are positioned to benefit as the historical premium for quality returns to the market.

November 15, 2005

---

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

3 *Portfolio turnover rates are subject to change. Portfolio turnover rates alone do not automatically result in high or low distribution levels. There can be no guarantee that the fund will generate any specific level of distributions annually.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Tax Managed Growth Fund Class A shares, Class B shares, Class C shares and Class T shares and the Standard & Poor's 500 Composite Stock Price Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class T shares of Dreyfus Premier Tax Managed Growth Fund on 11/4/97 (inception date) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. For comparative purposes, the value of the Index on 10/31/97 is used as the beginning value on 11/4/97. All dividends and capital gain distributions are reinvested. Performance for Class R shares will vary from the performance of Class A, Class B, Class C and Class T shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/05*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**11/4/97**	**2.19%**	**(3.61)%**	**2.92%**
without sales charge	**11/4/97**	**8.41%**	**(2.46)%**	**3.68%**
Class B shares				
with applicable redemption charge †	**11/4/97**	**3.60%**	**(3.57)%**	**3.10%**
without redemption	**11/4/97**	**7.60%**	**(3.18)%**	**3.10%**
Class C shares				
with applicable redemption charge ††	**11/4/97**	**6.54%**	**(3.18)%**	**2.90%**
without redemption	**11/4/97**	**7.54%**	**(3.18)%**	**2.90%**
Class T shares				
with applicable sales charge (4.5%)	**11/4/97**	**3.25%**	**(3.60)%**	**2.82%**
without sales charge	**11/4/97**	**8.12%**	**(2.71)%**	**3.42%**
Class R shares	**5/14/04**	**8.73%**	**–**	**4.56%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Tax Managed Growth Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.88	$ 10.68	$ 10.68	$ 5.61	$ 8.15
Ending value (after expenses)	$1,021.90	$1,018.20	$1,018.20	$1,023.10	$1,020.30

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.87	$ 10.66	$ 10.66	$ 5.60	$ 8.13
Ending value (after expenses)	$1,018.40	$1,014.62	$1,014.62	$1,019.66	$1,017.14

† *Expenses are equal to the fund's annualized expense ratio of 1.35% for Class A, 2.10% for Class B, 2.10% for Class C, 1.10% for Class R and 1.60% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

Common Stocks–100.1%	Shares	Value ($)
Banking–2.8%		
Bank of America	81,896	3,582,131
SunTrust Banks	32,000	2,319,360
		5,901,491
Capital Goods–7.6%		
Emerson Electric	55,000	3,825,250
General Electric	355,000	12,038,050
		15,863,300
Consumer Services–1.2%		
McDonald's	75,000	**2,370,000**
Diversified Financial Services–10.7%		
American Express	75,000	3,732,750
Ameriprise Financial	15,000	558,300
Citigroup	231,833	10,613,315
JPMorgan Chase & Co.	134,500	4,925,390
Merrill Lynch & Co.	37,000	2,395,380
		22,225,135
Energy–20.1%		
BP, ADR	148,000	9,827,200
Chevron	175,000	9,987,250
ConocoPhillips	67,000	4,380,460
Exxon Mobil	300,012	16,842,674
Total, ADR	5,000 [a]	630,100
		41,667,684
Food Retail–6.3%		
Wal-Mart Stores	110,000	5,204,100
Walgreen	173,000	7,859,390
		13,063,490
Food, Beverage & Tobacco–20.9%		
Altria Group	240,000	18,012,000
Anheuser-Busch Cos.	49,000	2,021,740
Coca-Cola	224,000	9,582,720
Nestle, ADR	81,800	6,092,637
PepsiCo	132,000	7,798,560
		43,507,657

STATEMENT OF INVESTMENTS *(continued)*

Common Stocks (continued)	Shares	Value ($)
Household & Personal Products—5.7%		
Colgate-Palmolive	40,000	2,118,400
Estee Lauder Cos., Cl. A	30,000	995,100
Procter & Gamble	155,000	8,678,450
		11,791,950
Insurance—.6%		
American International Group	18,425	**1,193,940**
Materials—.2%		
Praxair	10,000	**494,100**
Media—5.6%		
McGraw-Hill Cos.	140,000	6,851,600
News, Cl. A	161,000	2,294,250
Time Warner	20,000	356,600
Viacom, Cl. B	65,000	2,013,050
		11,515,500
Pharmaceuticals & Biotechnology—10.0%		
Abbott Laboratories	95,000	4,089,750
Eli Lilly & Co.	80,000	3,983,200
Johnson & Johnson	100,000	6,262,000
Merck & Co.	28,000	790,160
Pfizer	258,500	5,619,790
		20,744,900
Retail—.2%		
Home Depot	11,000	**451,440**
Semiconductors & Equipment—4.6%		
Intel	410,000	**9,635,000**
Software & Services—2.4%		
Microsoft	195,000	**5,011,500**
Transportation—1.2%		
United Parcel Service, Cl. B	35,000	**2,552,900**
Total Common Stocks		
(cost $174,564,655)		**207,989,987**

Investment of Cash Collateral for Securities Loaned—.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $381,000)	381,000 [b]	**381,000**
Total Investments (cost $174,945,655)	**100.3%**	**208,370,987**
Liabilities, Less Cash and Receivables	**(.3%)**	**(525,695)**
Net Assets	**100.0%**	**207,845,292**

ADR—American Depository Receipts.

[a] *A portion of this security is on loan. At October 31, 2005, the total market value of the fund's security on loan is $378,060 and the total market value of the collateral held by the fund is $381,000.*

[b] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Food, Beverage & Tobacco	20.9	Household & Personal Products	5.7
Energy	20.1	Media	5.6
Diversified Financial Services	10.7	Semiconductors & Equipment	4.6
Pharmaceuticals & Biotechnology	10.0	Banking	2.8
Capital Goods	7.6	Other	6.0
Food Retailing	6.3		**100.3**

[†] *Based on net assets.*

See notes to financial statements.

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $378,060)–Note 1(b):		
Unaffiliated issuers	174,564,655	207,989,987
Affiliated issuers	381,000	381,000
Cash		160,891
Receivable for investment securities sold		298,683
Dividends receivable		111,075
Receivable for shares of Capital Stock subscribed		29,805
		208,971,441
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		304,156
Liability for securities on loan–Note 1(b)		381,000
Bank note payable–Note 2		350,000
Payable for shares of Capital Stock redeemed		90,255
Interest payable–Note 2		738
		1,126,149
Net Assets ($)		**207,845,292**
Composition of Net Assets ($):		
Paid-in capital		210,064,594
Accumulated undistributed investment income–net		1,000,359
Accumulated net realized gain (loss) on investments		(36,644,993)
Accumulated net unrealized appreciation (depreciation) on investments		33,425,332
Net Assets ($)		**207,845,292**

Net Asset Value Per Share	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	104,506,256	57,803,916	41,677,467	1,067.59	3,856,585
Shares Outstanding	6,393,600	3,687,384	2,664,893	65.180	239,219
Net Asset Value Per Share ($)	**16.35**	**15.68**	**15.64**	**16.38**	**16.12**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Income:	
Cash dividends:	
Unaffilliated issuers (net of $26,461 foreign taxes withheld at source)	6,154,794
Affiliated issuers	2,920
Income from securities lending	9,297
Total Income	**6,167,011**
Expenses:	
Management fee–Note 3(a)	2,575,586
Distribution and service plan fees–Note 3(b)	1,544,979
Interest expense–Note 2	12,923
Loan commitment fees–Note 2	1,536
Total Expenses	**4,135,024**
Investment Income–Net	**2,031,987**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	2,641,231
Net unrealized appreciation (depreciation) on investments	14,641,550
Net Realized and Unrealized Gain (Loss) on Investments	**17,282,781**
Net Increase in Net Assets Resulting from Operations	**19,314,768**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004[a]
Operations ($):		
Investment income−net	2,031,987	774,991
Net realized gain (loss) on investments	2,641,231	(7,859,918)
Net unrealized appreciation (depreciation) on investments	14,641,550	16,595,756
Net Increase (Decrease) in Net Assets Resulting from Operations	**19,314,768**	**9,510,829**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(1,156,603)	(650,724)
Class B shares	(250,408)	(37,571)
Class C shares	(203,832)	(36,071)
Class R shares	(14)	−
Class T shares	(38,935)	(26,050)
Total Dividends	**(1,649,792)**	**(750,416)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	43,639,682	38,531,514
Class B shares	1,962,002	6,056,735
Class C shares	3,009,460	6,118,260
Class R shares	−	1,000
Class T shares	48,325	356,271
Dividends reinvested:		
Class A shares	874,338	501,464
Class B shares	174,313	25,428
Class C shares	117,279	20,219
Class R shares	14	−
Class T shares	34,777	22,338
Cost of shares redeemed:		
Class A shares	(38,557,432)	(29,475,785)
Class B shares	(53,345,543)	(51,836,306)
Class C shares	(16,392,698)	(15,484,466)
Class T shares	(1,183,504)	(1,030,353)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(59,618,987)**	**(46,193,681)**
Total Increase (Decrease) in Net Assets	**(41,954,011)**	**(37,433,268)**
Net Assets ($):		
Beginning of Period	249,799,303	287,232,571
End of Period	**207,845,292**	**249,799,303**
Undistributed investment income−net	1,000,359	618,164

| | Year Ended October 31, | |
	2005	2004[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	2,701,140	2,461,694
Shares issued for dividends reinvested	55,514	33,232
Shares redeemed	(2,375,710)	(1,892,695)
Net Increase (Decrease) in Shares Outstanding	**380,944**	**602,231**
Class B[b]		
Shares sold	125,718	403,107
Shares issued for dividends reinvested	11,468	1,749
Shares redeemed	(3,434,764)	(3,452,347)
Net Increase (Decrease) in Shares Outstanding	**(3,297,578)**	**(3,047,491)**
Class C		
Shares sold	193,094	407,303
Shares issued for dividends reinvested	7,731	1,391
Shares redeemed	(1,057,481)	(1,037,421)
Net Increase (Decrease) in Shares Outstanding	**(856,656)**	**(628,727)**
Class R		
Shares sold	–	64
Shares issued for dividends reinvested	1	–
Net Increase (Decrease) in Shares Outstanding	**1**	**64**
Class T		
Shares sold	3,049	23,113
Shares issued for dividends reinvested	2,235	1,499
Shares redeemed	(74,643)	(66,702)
Net Increase (Decrease) in Shares Outstanding	**(69,359)**	**(42,090)**

[a] *Effective May 14, 2004 (commencement of initial offering) to October 31, 2004, for Class R shares.*
[b] *During the period ended October 31, 2005, 1,539,147 Class B shares representing $25,967,931 were automatically converted to 1,603,882 Class A shares and during the period ended October 31, 2004, 1,344,093 Class B shares representing $20,203,076 were automatically converted to 1,289,769 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended October 31,			
Class A Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	15.26	14.86	13.51	15.27	18.88
Investment Operations:					
Investment income−net[a]	.20	.12	.10	.07	.05
Net realized and unrealized gain (loss) on investments	1.08	.40	1.25	(1.83)	(3.66)
Total from Investment Operations	1.28	.52	1.35	(1.76)	(3.61)
Distributions:					
Distributions from investment income−net	(.19)	(.12)	–	–	–
Net asset value, end of period	16.35	15.26	14.86	13.51	15.27
Total Return (%)[b]	8.41	3.48	9.99	(11.53)	(19.12)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.36	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	1.22	.77	.74	.44	.27
Portfolio Turnover Rate	1.06	.72	3.51	7.25	3.56
Net Assets, end of period ($ x 1,000)	104,506	91,759	80,401	68,183	70,431

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

		Year Ended October 31,			
Class B Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	14.60	14.22	13.03	14.83	18.48
Investment Operations:					
Investment income (loss)−net [a]	.09	.00[b]	.00[b]	(.05)	(.08)
Net realized and unrealized gain (loss) on investments	1.03	.38	1.19	(1.75)	(3.57)
Total from Investment Operations	1.12	.38	1.19	(1.80)	(3.65)
Distributions:					
Dividends from investment income−net	(.04)	(.00)[b]	–	–	–
Net asset value, end of period	15.68	14.60	14.22	13.03	14.83
Total Return (%) [c]	7.60	2.77	9.13	(12.14)	(19.75)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.11	2.10	2.10	2.10	2.10
Ratio of net investment income (loss) to average net assets	.60	.02	.01	(.32)	(.48)
Portfolio Turnover Rate	1.06	.72	3.51	7.25	3.56
Net Assets, end of period ($ x 1,000)	57,804	102,007	142,689	146,118	182,073

[a] *Based on average shares outstanding at each month end.*

[b] *Amount represents less than $.01 per share.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

	Year Ended October 31,				
Class C Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	14.59	14.22	13.03	14.82	18.47
Investment Operations:					
Investment income (loss)−net [a]	.08	.00[b]	.00[b]	(.05)	(.08)
Net realized and unrealized gain (loss) on investments	1.03	.38	1.19	(1.74)	(3.57)
Total from Investment Operations	1.11	.38	1.19	(1.79)	(3.65)
Distributions:					
Dividends from investment income−net	(.06)	(.01)	−	−	−
Net asset value, end of period	15.64	14.59	14.22	13.03	14.82
Total Return (%) [c]	7.54	2.73	9.13	(12.08)	(19.76)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.11	2.10	2.10	2.10	2.10
Ratio of net investment income (loss) to average net assets	.53	.02	.01	(.31)	(.48)
Portfolio Turnover Rate	1.06	.72	3.51	7.25	3.56
Net Assets, end of period ($ x 1,000)	41,677	51,391	59,007	58,289	59,104

[a] *Based on average shares outstanding at each month end.*

[b] *Amount represents less than $.01 per share.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

	Year Ended October 31,	
Class R Shares	2005	2004[a]
Operations ($):		
Net asset value, beginning of period	15.28	15.56
Investment Operations:		
Investment income—net [b]	.25	.06
Net realized and unrealized gain (loss) on investments	1.07	(.34)
Total from Investment Operations	1.32	(.28)
Distributions:		
Dividends from investment income—net	(.22)	–
Net asset value, end of period	16.38	15.28
Total Return (%)	8.73	(1.80)[c]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.10	.51[c]
Ratio of net investment income to average net assets	1.48	.41[c]
Portfolio Turnover Rate	1.06	.72
Net Assets, end of period ($ x 1,000)	1	1

[a] *From May 14, 2004 (commencement of initial offering) to October 31, 2004.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

		Year Ended October 31,			
Class T Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	15.04	14.64	13.36	15.12	18.75
Investment Operations:					
Investment income−net[a]	.17	.08	.07	.03	.00[b]
Net realized and unrealized gain (loss)					
on investments	1.05	.39	1.21	(1.79)	(3.63)
Total from Investment Operations	1.22	.47	1.28	(1.76)	(3.63)
Distributions:					
Dividends from investment income−net	(.14)	(.07)	–	–	–
Net asset value, end of period	16.12	15.04	14.64	13.36	15.12
Total Return (%)[c]	8.12	3.25	9.58	(11.64)	(19.36)
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	1.61	1.60	1.60	1.60	1.60
Ratio of net investment income					
to average net assets	1.04	.52	.51	.18	.02
Portfolio Turnover Rate	1.06	.72	3.51	7.25	3.56
Net Assets, end of period ($ x 1,000)	3,857	4,641	5,135	5,615	7,404

[a]   *Based on average shares outstanding at each month end.*

[b]   *Amount represents less than $.01 per share.*

[c]   *Exclusive of sales charge.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Tax Managed Growth Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to provide investors with long-term capital appreciation consistent with minimizing realized capital gains and taxable current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim & Co.") serves as the fund's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of October 31, 2005, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held all of the Class R shares.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable pro-

visions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,000,359, accumulated capital losses $36,644,993 and unrealized appreciation $33,425,332.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $659,140 of the carryover expires in fiscal 2008, $5,341,001 expires in fiscal 2009, $14,181,361 expires in fiscal 2010, $8,603,573 expires in fiscal 2011 and $7,859,918 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004 were as follows: ordinary income $1,649,792 and $750,416, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2005, was approximately $403,600, with a related weighted average annualized interest rate of 3.20%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with Dreyfus, Dreyfus provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund

accounting and transfer agency services to the fund. Dreyfus also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay Dreyfus a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, Dreyfus pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate

committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to Dreyfus, are in fact paid directly by Dreyfus to the non-interested Directors.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim & Co., Dreyfus pays Sarofim & Co. an annual fee of .30% of the value of the fund's average daily net assets, payable monthly.

During the period ended October 31, 2005, the Distributor retained $10,434 and $245 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $246,536 and $6,723 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted

pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2005, Class A, Class B, Class C and Class T shares were charged $258,516, $595,723, $353,447 and $10,452, respectively, pursuant to their respective Plans. During the period ended October 31, 2005, Class B, Class C and Class T shares were charged $198,574, $117,815 and $10,452, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $195,147, Rule 12b-1 distribution plan fees $86,910 and service plan fees $22,099.

(c) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $2,470,719 and $61,985,532, respectively.

At October 31, 2005, the cost of investments for federal income tax purposes was $174,945,655; accordingly, accumulated net unrealized appreciation on investments was $33,425,332, consisting of $48,991,021 gross unrealized appreciation and $15,565,689 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Tax Managed Growth Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the periods indicated herein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Tax Managed Growth Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the periods indicated herein, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,649,792 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on October 26 and 27, 2005, the Board considered the re-approval, through its annual renewal date of April 4, 2006, of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services, and the Sub-Investment Advisory Agreement between the Manager and Fayez Sarofim & Co. ("Sarofim & Co."), with respect to the fund, pursuant to which Sarofim & Co. provides day-to-day management of the fund's investments subject to the Manager's oversight. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and Sarofim & Co.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members reviewed information previously provided to them in a presentation from representatives of the Manager at the March 29 and 30, 2005 Board meetings regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement, and by Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's and Sarofim & Co.'s research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over Sarofim & Co.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended September 30, 2005, and noted that the fund's total return performance was higher than the comparison group averages for the 1- and 5-year periods, but was lower than the comparison group average for the 3-year period. The Board also noted that the fund's total return performance was lower than the Lipper category averages for the 1- and 3-year periods, but was higher than the Lipper category average for the 5-year period. The Board noted that the fund's 1-year total return performance rankings in the comparison group and Lipper category had improved since January 31, 2005, the period the Board reviewed in connection with its consideration of the renewals of the fund's Management Agreement and Sub-Investment Advisory Agreement at the March 29 and 30, 2005 Board meeting. The Board discussed with representatives of the Manager and Sarofim & Co. the

investment strategy employed in the management of the fund's assets
and how that strategy affected the fund's performance, particularly during periods when the fund underperformed the Lipper category and
comparison group averages. The Board members noted that Sarofim &
Co. are very experienced portfolio managers with an excellent long-
term track record based on a long-term "buy-and-hold" investment
approach to investing in what generally is known as "mega-cap" companies. Sarofim & Co.'s considerable reputation based on following such
investment approach was noted. The Board also noted that while such
investment approach had been predominantly out of favor over the 3-
year period, it appeared that, with respect to the fund, Sarofim & Co.'s
investment approach currently was producing better investment results,
as evidenced by the fund's improved 1-year total return rankings.

The Board members also discussed the fund's management fee and
expense ratio and reviewed the range of management fees and expense
ratios in the comparison group and the expense ratio averages of the
comparison group and Lipper category. The Board members noted
that the fund was the only fund in the comparison group of funds with
a "unitary fee" structure. The Board members noted that the fund's
expense ratio was lower than the fund's Lipper category average, but
was higher than the fund's comparison group average.

Representatives of the Manager reviewed with the Board members the
fees paid to the Manager or its affiliates by mutual funds managed by the
Manager or its affiliates with similar investment objectives, policies and
strategies, and included in the same Lipper category, as the fund, or in
the "Large-Cap Core Variable Insurance Products" category of Lipper
(the "Similar Funds"), and by other accounts managed by the Manager,
Sarofim & Co. or their respective affiliates with similar investment objectives, policies and strategies as the fund (the "Adviser Accounts," and, collectively with the Similar Funds, the "Similar Accounts"). The Manager's
representatives explained the nature of the Similar Accounts and the differences, from the Manager's and Sarofim & Co.'s perspective, as applicable, in providing services to such Similar Accounts as compared to man-

aging and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager or Sarofim & Co. and discussed the relationship of the advisory fees paid in light of the Manager's or Sarofim & Co.'s performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager and Sarofim & Co. to evaluate the appropriateness and reasonableness of the fund's management fee, sub-investment advisory fee and expense ratio. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager or Sarofim & Co. from acting as investment adviser and sub-investment adviser, respectively, and noted the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement and Sub-Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by the Manager and Sarofim & Co., including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. Since the Manager, and not the fund, pays Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement, the Board did not consider Sarofim & Co.'s profitability to be relevant to its deliberations. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Board members expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and Sarofim & Co. are adequate and appropriate.

- While the Board was concerned with the fund's three-year total return performance, the Board was satisfied with the fund's improved relative one-year performance and its five-year performance. The Board believed that the fund's performance was consistent with Sarofim & Co.'s investment approach during all periods and that the fund's performance should be measured over a longer market cycle.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, cost of services provided and profits to be realized and benefits derived or to be derived by the Manager or Sarofim & Co. from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement and Sub-Investment Advisory Agreement was in the best interests of the fund and its shareholders and that the Management Agreement and Sub-Investment Advisory Agreement would be renewed through its annual renewal period, April 4, 2006.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Premier
Tax Managed Growth Fund

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0149AR1005

Dreyfus
BASIC S&P 500
Stock Index Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC S&P 500 Stock Index Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Tom Durante, CFA.

Over the past year, the U.S. economy once again demonstrated its fortitude, expanding at a steady pace despite the headwinds of soaring energy prices, higher short-term interest rates and the Gulf Coast hurricanes. However, after rallying in the final weeks of 2004, the U.S. stock market traded within a relatively narrow range for much of 2005, when investors responded cautiously to uncertainty regarding future business conditions. While small- and midcap stocks generally produced higher returns than large-cap equities for the reporting period, we recently have seen signs of renewed strength among larger companies compared to smaller ones, and higher-quality over lower-quality stocks.

As the end of 2005 approaches, some economists have suggested that the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk to your financial advisor, who can discuss with you these issues and the potential benefits of a long-term investment perspective.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

How did Dreyfus BASIC S&P 500 Stock Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund produced a total return of 8.48%.[1] The Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the fund's benchmark, produced an 8.72% return for the same period.[2,3]

We attribute the market's performance to an expanding U.S. economy and higher corporate profits, which bolstered stock prices during the first half of the reporting period. Subsequently, however, the market's gains were tempered due to concerns regarding rising short-term interest rates and soaring energy prices. The difference in returns between the fund and the S&P 500 Index was primarily the result of transaction costs and other operating expenses that are not reflected by the S&P 500 Index.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 500 Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

However, it is important to note that the S&P 500 Index is not composed of the 500 largest companies; rather, it is designed to reflect the industries of the U.S. economy. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of stocks.

As an index fund, the fund uses a passive management approach; all investment decisions are made based on the composition of the S&P 500 Index. The fund does not attempt to manage market volatility.

What other factors influenced the fund's performance?

When the reporting period began, U.S. economic growth was strong, fueled by low interest rates, strong consumer confidence and increased capital spending among businesses. By early 2005, however, investors became concerned that rising short-term interest rates and higher energy prices might constrain economic growth. In addition, worries grew regarding a potential resurgence of inflation when energy prices soared during the second half of the reporting period, especially in the weeks following hurricanes Katrina and Rita. In an effort to forestall inflationary pressures, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates throughout the reporting period.

Not surprisingly, energy stocks posted some of the S&P 500 Index's stronger gains for the reporting period as rising demand for crude oil from China and other emerging markets drove energy-related commodity prices to record levels. As a result, virtually all industries within the energy sector gained value during the reporting period, including integrated energy producers, oil refiners, oil services providers and exploration and production companies.

The S&P 500 Index also received strong contributions from the health care sector, where HMOs fared especially well. As more workers found employment in the recovering U.S. economy, HMO enrollment trends improved, boosting revenues. What's more, many HMOs benefited from productivity gains as a result of new technologies and administrative improvements.

Other positive contributors to the S&P 500 Index's performance included utilities stocks, which benefited from greater demand for electric power in a growing economy as well as mergers-and-acquisitions activity within the industry. Within the interest-sensitive group,

brokerage and asset management firms performed well due to a healthy economy and a strong U.S. stock market. Some insurance firms also gained value later in the reporting period when they were able to raise their rates following catastrophic hurricane losses.

On the other hand, automobile manufacturers within the consumer cyclicals area produced disappointing results. In addition to offering the wrong product mix — light trucks and SUVs at a time when consumers preferred smaller cars and hybrids — the major U.S. automakers have been saddled with high labor costs, steep health care expenditures and generous pension plans. Finally, cable television companies were hurt by higher costs for broadcasting rights as well as increased competition from telephone companies for broadband Internet service customers.

What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 500 Index. Accordingly, as of October 31, 2005, the percentage of the fund's assets invested in each industry group closely approximated its representation in the S&P 500 Index. In our view, an investment in a broadly diversified index fund, such as Dreyfus S&P 500 Index Fund, may help investors in their efforts to manage stock market risk by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *"Standard & Poor's®," "Standard & Poor's® 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus BASIC S&P 500 Stock Index Fund and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 10/31/05*

	1 Year	5 Years	10 Years
Fund	**8.48%**	**(1.95)%**	**9.10%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus BASIC S&P 500 Stock Index Fund on 10/31/95 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance and reflects the reinvestment of dividends daily. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC S&P 500 Stock Index Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 1.03
Ending value (after expenses)	$1,051.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 1.02
Ending value (after expenses)	$1,024.20

† *Expenses are equal to the fund's annualized expense ratio of .20%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

Common Stocks−98.9%	Shares		Value ($)
Consumer Cyclical−8.3%			
Albertson's	47,886	a	1,202,417
Autonation	23,500	b	467,180
Autozone	7,200	b	582,480
Bed Bath & Beyond	38,500	b	1,560,020
Best Buy	52,650		2,330,289
Big Lots	14,800	b	171,236
Brunswick	12,650		482,345
Circuit City Stores	21,386		380,457
Coach	49,400	b	1,589,692
Cooper Tire & Rubber	7,953	a	108,638
Costco Wholesale	62,300		3,012,828
CVS	105,736		2,581,016
Dana	19,549	a	146,813
Darden Restaurants	17,450		565,729
Dillard's, Cl. A	8,400		173,964
Dollar General	41,746	a	811,542
Eastman Kodak	37,350	a	817,965
Family Dollar Stores	20,100		445,014
Federated Department Stores	34,530		2,119,106
Ford Motor	241,011		2,005,212
Gap	75,350		1,302,048
General Motors	73,550	a	2,015,270
Genuine Parts	22,600		1,002,762
Goodyear Tire & Rubber	22,900	a,b	358,156
Harley-Davidson	35,650	a	1,765,745
Harrah's Entertainment	23,894		1,445,109
Hasbro	23,275		438,501
Hilton Hotels	42,650		829,543
Home Depot	278,400		11,425,536
International Game Technology	44,400		1,176,156
JC Penney	32,550		1,666,560
Johnson Controls	25,056		1,705,061
Jones Apparel Group	15,400		420,112
Kohl's	44,800	b	2,156,224

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Kroger	94,200 b	1,874,580
Limited Brands	45,400 a	908,454
Liz Claiborne	14,000	492,800
Lowe's Cos.	101,400	6,162,078
Marriott International, Cl. A	22,250	1,326,545
Mattel	52,550	775,113
Maytag	10,400	179,088
McDonald's	162,600	5,138,160
Navistar International	8,000 b	220,160
Nike, Cl. B	24,850	2,088,643
Nordstrom	28,800	997,920
Office Depot	41,150 b	1,132,860
OfficeMax	9,214	258,176
Paccar	22,274	1,559,625
RadioShack	17,452	385,689
Reebok International	6,865 a	391,648
Safeway	58,350	1,357,221
Sears Holdings	13,341 b	1,604,255
Southwest Airlines	90,093 a	1,442,389
Staples	95,600	2,172,988
Starbucks	99,900 b	2,825,172
Starwood Hotels & Resorts Worldwide	28,350	1,656,490
Supervalu	17,700	556,311
TJX Cos.	60,550	1,303,642
Target	115,050	6,407,135
Tiffany & Co.	18,500	728,900
VF	11,650	608,712
Visteon	16,696	139,077
Wal-Mart Stores	324,800	15,366,288
Walgreen	133,000	6,042,190
Wendy's International	14,997	700,660
Whirlpool	8,650	679,025
Yum! Brands	37,160	1,890,329
		118,633,049

Common Stocks (continued)	Shares	Value ($)
Consumer Staples—7.6%		
Alberto-Culver	9,816	426,112
Altria Group	269,900	20,255,995
Anheuser-Busch Cos.	101,000	4,167,260
Archer-Daniels-Midland	84,635	2,062,555
Avon Products	61,272 [a]	1,653,731
Brown-Forman, Cl. B	10,800	684,072
Campbell Soup	24,050	699,855
Clorox	19,750	1,068,870
Coca-Cola	270,100	11,554,878
Coca-Cola Enterprises	39,250	741,825
Colgate-Palmolive	67,600	3,580,096
ConAgra Foods	67,382	1,567,979
Constellation Brands, Cl. A	25,500 [b]	600,270
Fortune Brands	19,021	1,445,025
General Mills	47,600	2,297,176
HJ Heinz	44,350	1,574,425
Hershey	23,900	1,358,237
Kellogg	33,350	1,473,070
Kimberly-Clark	61,900	3,518,396
McCormick & Co.	17,400	527,046
Molson Coors Brewing, Cl. B	7,465 [a]	460,591
Newell Rubbermaid	35,778 [a]	822,536
Pactiv	19,450 [b]	383,165
Pepsi Bottling Group	18,100	514,583
PepsiCo	217,220	12,833,358
Procter & Gamble	446,777	25,015,044
Reynolds American	11,150 [a]	947,750
Sara Lee	102,000	1,820,700
Sysco	82,308	2,626,448
Tyson Foods, Cl. A	32,700 [a]	582,060
UST	21,400	885,746
Wrigley, (WM.) Jr.	23,350	1,622,825
		109,771,679
Energy—9.6%		
Amerada Hess	10,350	1,294,785
Anadarko Petroleum	30,775	2,791,600

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Apache	42,726	2,727,200
Baker Hughes	44,270	2,433,079
BJ Services	41,900	1,456,025
Burlington Resources	49,512	3,575,756
Centerpoint Energy	40,244 a	532,830
Chevron	292,864	16,713,748
ConocoPhillips	181,074	11,838,618
Devon Energy	58,900	3,556,382
El Paso	85,736 a	1,016,829
EOG Resources	31,200	2,114,736
Exxon Mobil	820,056	46,037,944
Halliburton	66,100	3,906,510
Kerr-McGee	15,039	1,278,917
KeySpan	22,700	784,739
Kinder Morgan	12,400	1,127,160
Marathon Oil	47,585	2,862,714
Murphy Oil	21,300	997,905
Nabors Industries	20,500 b	1,406,915
National Oilwell Varco	22,600 b	1,411,822
Nicor	5,750 a	225,400
NiSource	35,450	838,393
Noble	17,750	1,142,745
Occidental Petroleum	52,000	4,101,760
Peoples Energy	4,920	183,024
Rowan Cos.	14,160	467,138
Schlumberger	76,500	6,943,905
Sempra Energy	33,342	1,477,051
Sunoco	17,736	1,321,332
Transocean	42,750 b	2,457,698
Valero Energy	39,700 a	4,178,028
Weatherford International	18,000 b	1,126,800
Williams Cos.	74,400	1,659,120
XTO Energy	46,966	2,041,142
		138,029,750
Health Care−12.9%		
Abbott Laboratories	202,150	8,702,558

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Aetna	37,754	3,343,494
Allergan	17,050 a	1,522,565
AmerisourceBergen	13,550	1,033,458
Amgen	160,466 b	12,156,904
Applera–Applied Biosystems Group	25,400	616,458
Bausch & Lomb	7,014	520,369
Baxter International	81,000	3,096,630
Becton, Dickinson & Co.	32,500	1,649,375
Biogen Idec	44,040 b	1,789,345
Biomet	32,475 a	1,131,104
Boston Scientific	76,800 b	1,929,216
Bristol-Myers Squibb	254,400	5,385,648
CR Bard	13,700	854,606
Cardinal Health	55,550	3,472,430
Caremark Rx	58,500 b	3,065,400
Chiron	14,200 a,b	626,788
Cigna	16,700	1,935,029
Coventry Health Care	21,000 a,b	1,133,790
Eli Lilly & Co.	147,450	7,341,536
Express Scripts	19,300 b	1,455,413
Fisher Scientific International	15,900 b	898,350
Forest Laboratories	44,200 b	1,675,622
Genzyme	33,350 b	2,411,205
Gilead Sciences	59,300 b	2,801,925
Guidant	42,900	2,702,700
HCA	58,750	2,831,163
Health Management Associates, Cl. A	32,150	688,332
Hospira	20,845 b	830,673
Humana	21,150 b	938,849
Johnson & Johnson	386,896	24,227,428
King Pharmaceuticals	31,450 b	485,274
Laboratory Corp. of America Holdings	17,600 b	849,200
Manor Care	10,250	381,813
McKesson	40,104	1,821,925
Medco Health Solutions	39,569 b	2,235,649
Medimmune	32,050 b	1,121,109
Medtronic	157,500	8,923,950

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Merck & Co.	285,550	8,058,221
Millipore	6,750 b	413,235
Mylan Laboratories	28,400	545,564
Patterson Cos.	17,900 b	740,702
PerkinElmer	16,982	374,793
Pfizer	958,640	20,840,834
Quest Diagnostics	21,600	1,008,936
Schering-Plough	192,000	3,905,280
St. Jude Medical	47,400 b	2,278,518
Stryker	37,800	1,552,446
Tenet Healthcare	60,950 a,b	513,199
Thermo Electron	21,000 b	633,990
UnitedHealth Group	164,300	9,511,327
Waters	15,000 b	543,000
Watson Pharmaceuticals	13,550 a,b	468,288
WellPoint	79,800 b	5,959,464
Wyeth	174,450	7,773,492
Zimmer Holdings	32,220 b	2,054,669
		185,763,241
Interest Sensitive−24.0%		
ACE	41,200	2,146,520
Aflac	65,300	3,120,034
Allstate	85,450	4,510,906
AMBAC Financial Group	13,900	985,371
American Express	161,400	8,032,878
American International Group	337,496	21,869,740
Ameriprise Financial	32,280	1,201,461
AmSouth Bancorporation	45,550	1,149,226
AON	41,450	1,403,083
Apartment Investment & Management, Cl. A	12,400	476,160
Archstone-Smith Trust	27,500	1,115,675
BB&T	71,200	3,014,608
Bank of America	522,582	22,857,736
Bank of New York	101,228	3,167,424
Bear Stearns Cos.	14,598	1,544,468
Capital One Financial	37,500	2,863,125
Charles Schwab	135,150	2,054,280

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Chubb	25,800	2,398,626
Cincinnati Financial	22,737	967,459
CIT Group	26,200	1,198,126
Citigroup	672,426	30,783,662
Comerica	21,800	1,259,604
Compass Bancshares	16,200	789,912
Countrywide Financial	77,298	2,455,757
E*Trade Financial	48,200 [b]	894,110
Equity Office Properties Trust	53,400 [a]	1,644,720
Equity Residential	37,350	1,465,988
Fannie Mae	125,850	5,980,392
Federated Investors, Cl. B	11,050	386,861
Fifth Third Bancorp	72,291	2,903,929
First Horizon National	16,300	630,484
Franklin Resources	19,300	1,705,541
Freddie Mac	89,850	5,512,298
General Electric	1,378,750	46,753,413
Golden West Financial	33,200	1,949,836
Goldman Sachs Group	60,450	7,639,067
H&R Block	42,200	1,049,092
Hartford Financial Services Group	39,000	3,110,250
Huntington Bancshares/OH	29,976	697,242
Janus Capital Group	29,000	508,950
Jefferson-Pilot	17,500	960,400
JPMorgan Chase & Co.	456,848	16,729,774
Keycorp	53,250 [a]	1,716,780
Lehman Brothers Holdings	35,350	4,230,335
Lincoln National	22,450	1,136,195
Loews	17,600	1,636,448
M&T Bank	10,500	1,129,590
Marsh & McLennan Cos.	69,600	2,028,840
Marshall & Ilsley	26,950	1,157,772
MBIA	17,400 [a]	1,013,376
MBNA	163,618	4,183,712
Mellon Financial	54,400	1,723,936
Merrill Lynch & Co.	120,450	7,797,933
Metlife	98,400 [a]	4,861,944

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
MGIC Investment	12,150	719,766
Morgan Stanley	141,260	7,685,957
National City	74,000	2,385,020
North Fork Bancorporation	62,225	1,576,782
Northern Trust	24,150	1,294,440
PNC Financial Services Group	37,850 [a]	2,297,874
Plum Creek Timber	23,900	929,710
Principal Financial Group	36,350 [a]	1,804,051
Progressive	25,600	2,964,736
Prologis	32,100	1,380,300
Prudential Financial	66,750	4,858,733
Public Storage	10,700 [a]	708,340
Regions Financial	59,886	1,949,289
Safeco	16,300	907,910
Simon Property Group	23,850 [a]	1,708,137
SLM	54,350	3,018,056
Sovereign Bancorp	47,000	1,013,790
St. Paul Travelers Cos.	87,827	3,954,850
State Street	43,000	2,374,890
SunTrust Banks	47,200	3,421,056
Synovus Financial	40,500	1,112,535
T Rowe Price Group	16,850	1,104,012
Torchmark	13,616	719,333
US Bancorp	237,757	7,032,852
UnumProvident	38,772 [a]	786,684
Vornado Realty Trust	15,300	1,239,300
Wachovia	205,190	10,366,199
Washington Mutual	129,744	5,137,862
Wells Fargo & Co.	219,580	13,218,716
XL Capital, Cl. A	18,300	1,172,298
Zions Bancorporation	11,750 [a]	863,272
		344,211,799
Producer Goods—10.2%		
Air Products & Chemicals	28,850	1,651,374
Alcoa	113,438	2,755,409
Allegheny Technologies	10,933	313,886
American Power Conversion	22,250	475,927

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
American Standard Cos.	23,850	907,254
Ashland	9,700	519,047
Avery Dennison	14,392	815,306
Ball	14,200	559,054
Bemis	13,900	367,238
Black & Decker	10,450	858,258
Boeing	106,744	6,899,932
Burlington Northern Santa Fe	48,617	3,017,171
Caterpillar	88,000	4,627,920
Centex	16,728	1,076,447
Cooper Industries, Cl. A	12,000	850,680
CSX	28,250	1,294,132
Cummins	6,047	516,232
DR Horton	35,400	1,086,426
Deere & Co.	31,400	1,905,352
Dover	26,300	1,025,174
Dow Chemical	125,413	5,751,440
E I Du Pont de Nemours & Co.	129,394	5,394,436
Eastman Chemical	10,626	560,628
Eaton	19,142	1,126,124
Ecolab	23,950	792,266
Emerson Electric	53,700	3,734,835
Engelhard	15,600	424,320
FedEx	39,392	3,621,307
Fluor	11,239	714,800
Freeport-McMoRan Copper & Gold, Cl. B	23,100 [a]	1,141,602
General Dynamics	26,150	3,041,245
Georgia-Pacific	33,887	1,102,344
Goodrich	15,800	569,906
Hercules	14,650 [b]	163,201
Honeywell International	111,200	3,803,040
Illinois Tool Works	27,150	2,301,234
Ingersoll-Rand, Cl. A	43,900	1,658,981
International Flavors & Fragrances	10,600	349,694
International Paper	63,838	1,862,793
ITT Industries	12,050	1,224,280

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
KB Home	10,100	660,035
L-3 Communications Holdings	15,400	1,198,428
Leggett & Platt	24,500	490,980
Lennar, Cl. A	17,400	967,092
Lockheed Martin	47,350	2,867,516
Louisiana-Pacific	14,400	358,992
Masco	56,018	1,596,513
MeadWestvaco	23,946	627,864
Molex	18,825	476,461
Monsanto	34,988	2,204,594
Newmont Mining	58,024 [a]	2,471,822
Norfolk Southern	52,600	2,114,520
Northrop Grumman	46,412	2,490,004
Nucor	20,300	1,214,955
Pall	16,153	422,562
Parker Hannifin	15,590	977,181
Phelps Dodge	12,575	1,514,910
PPG Industries	22,121	1,326,596
Praxair	42,100 [a]	2,080,161
Pulte Homes	27,892	1,054,039
Raytheon	58,700	2,168,965
Rockwell Automation	23,600	1,254,340
Rockwell Collins	23,000 [a]	1,053,860
Rohm & Haas	18,955	825,111
Sealed Air	10,781 [b]	542,392
Sherwin-Williams	14,800	629,740
Sigma-Aldrich	8,800	560,560
Snap-On	7,550	271,951
Stanley Works	9,477	454,232
Temple-Inland	14,700	541,401
Textron	17,350	1,249,894
3M	99,500	7,560,010
Tyco International	263,182	6,945,373
Union Pacific	34,350	2,376,333
United Parcel Service, Cl. B	144,050	10,507,007
United States Steel	14,850 [a]	542,470

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
United Technologies	133,256	6,833,367
Vulcan Materials	13,350	867,750
WW Grainger	9,900	663,102
Weyerhaeuser	31,900	2,020,546
		145,844,324
Services−6.3%		
Affiliated Computer Services, Cl. A	16,300 [a,b]	881,993
Allied Waste Industries	28,400 [a,b]	231,176
Alltel	49,650	3,071,349
Apollo Group, Cl. A	19,000 [b]	1,197,380
Automatic Data Processing	75,450	3,520,497
Carnival	56,100	2,786,487
Cendant	136,086	2,370,618
Cintas	18,000	730,260
Clear Channel Communications	70,550	2,146,131
Comcast, Cl. A	285,596 [b]	7,948,136
Computer Sciences	24,050 [b]	1,232,562
Convergys	18,250 [b]	296,562
Dow Jones & Co.	7,650 [a]	259,412
Electronic Data Systems	67,450	1,572,260
Equifax	16,950	584,267
First Data	100,372	4,060,047
Fiserv	24,450 [b]	1,067,976
Gannett	31,750	1,989,455
IMS Health	29,400	682,962
Interpublic Group of Cos.	55,000 [a,b]	568,150
Knight-Ridder	9,050 [a]	483,089
McGraw-Hill Cos.	48,600	2,378,484
Meredith	5,460	272,454
Monster Worldwide	15,850 [a,b]	520,039
Moody's	32,900	1,752,254
New York Times, Cl. A	18,886 [a]	514,455
News, Cl. A	318,600	4,540,050
Omnicom Group	23,650	1,962,004

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Paychex	43,275	1,677,339
Robert Half International	22,050	813,204
RR Donnelley & Sons	27,900	977,058
Ryder System	8,350 [a]	331,245
Sabre Holdings, Cl. A	17,026	332,518
Sprint Nextel	381,503	8,892,835
Time Warner	610,500	10,885,215
Tribune	34,441	1,085,236
Unisys	44,300 [b]	226,373
Univision Communications, Cl. A	29,950 [a,b]	782,893
Viacom, Cl. B	206,200	6,386,014
Walt Disney	261,400	6,370,318
Waste Management	73,142	2,158,420
		90,539,177
Technology—14.6%		
ADC Telecommunications	15,150 [a,b]	264,367
Adobe Systems	63,900	2,060,775
Advanced Micro Devices	51,800 [a,b]	1,202,796
Agilent Technologies	64,308 [b]	2,058,499
Altera	48,500 [b]	807,525
Analog Devices	48,400	1,683,352
Andrew	21,100 [a,b]	224,082
Apple Computer	107,900 [b]	6,213,961
Applied Materials	211,050	3,456,999
Applied Micro Circuits	39,700 [b]	96,868
Autodesk	29,700	1,340,361
Avaya	55,168 [b]	635,535
BMC Software	28,350 [b]	555,376
Broadcom, Cl. A	36,750 [b]	1,560,405
Ciena	75,200 [a,b]	178,224
Cisco Systems	831,150 [b]	14,503,567
Citrix Systems	22,150 [b]	610,675
Computer Associates International	60,249	1,685,164
Compuware	50,450 [b]	408,142

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Comverse Technology	26,150 b	656,365
Corning	191,500 b	3,847,235
Danaher	30,900	1,609,890
Dell	311,800 b	9,940,184
eBay	144,400 b	5,718,240
Electronic Arts	39,500 b	2,246,760
EMC/Massachusetts	313,500 b	4,376,460
Freescale Semiconductor, Cl. B	52,713 b	1,258,786
Gateway	34,300 a,b	97,755
Hewlett-Packard	372,665	10,449,527
Intel	792,500	18,623,750
International Business Machines	207,600	16,998,288
Intuit	23,550 b	1,081,652
Jabil Circuit	22,400 b	668,640
JDS Uniphase	214,400 b	450,240
Kla-Tencor	25,700	1,189,653
Lexmark International, Cl. A	15,400 b	639,408
Linear Technology	39,900 a	1,325,079
LSI Logic	50,832 a,b	412,248
Lucent Technologies	578,071 a,b	1,647,502
Maxim Integrated Products	42,650	1,479,102
Mercury Interactive	11,250 b	391,388
Micron Technology	80,150 b	1,041,149
Microsoft	1,198,250	30,795,025
Motorola	321,106	7,115,709
National Semiconductor	44,600	1,009,298
NCR	24,200 b	731,324
Network Appliance	47,850 b	1,309,176
Novell	49,700 b	378,714
Novellus Systems	18,050 a,b	394,573
Nvidia	21,900 a,b	734,745
Oracle	490,550 b	6,220,174
Parametric Technology	35,450 b	230,780
Pitney Bowes	29,756	1,252,132
PMC-Sierra	23,750 b	168,625

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
QLogic	11,800	b	355,888
Qualcomm	212,100		8,433,096
Sanmina-SCI	68,350	b	249,478
Scientific-Atlanta	19,900		705,256
Siebel Systems	67,900		702,765
Solectron	126,450	b	446,368
Sun Microsystems	443,500	a,b	1,774,000
Symantec	155,766	b	3,715,019
Symbol Technologies	33,554		278,498
Tektronix	10,968		252,045
Tellabs	58,250	b	556,870
Teradyne	25,550	b	345,947
Texas Instruments	211,100		6,026,905
Xerox	124,798	b	1,693,509
Xilinx	45,500		1,089,725
Yahoo!	163,100	b	6,029,807
			208,691,425
Utilities−5.4%			
AES	85,000	b	1,350,650
Allegheny Energy	21,200	a,b	599,112
Ameren	26,550	a	1,396,530
American Electric Power	51,090		1,939,376
AT&T	104,349		2,064,023
BellSouth	238,300	a	6,200,566
Calpine	73,900	a,b	175,882
CenturyTel	16,900		553,137
Cinergy	25,850		1,031,415
Citizens Communications	44,600	a	545,904
CMS Energy	28,550	b	425,680
Consolidated Edison	31,800	a	1,446,900
Constellation Energy Group	23,150		1,268,620
Dominion Resources/VA	44,334		3,372,931
DTE Energy	23,100	a	997,920
Duke Energy	120,522		3,191,423
Dynegy, Cl. A	37,250	b	165,390

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Edison International	42,400	1,855,424
Entergy	26,950	1,905,904
Exelon	87,174	4,535,663
FirstEnergy	42,931 [a]	2,039,223
FPL Group	51,200	2,204,672
PG & E	48,500 [a]	1,764,430
PPL	49,400	1,548,196
Pinnacle West Capital	12,800	534,528
Progress Energy	32,724	1,426,439
Public Service Enterprise Group	31,050 [a]	1,952,735
Qwest Communications International	198,374 [a,b]	864,911
SBC Communications	429,728	10,249,013
Southern	97,150 [a]	3,399,278
TECO Energy	27,000	467,100
TXU	31,270	3,150,453
Verizon Communications	359,692	11,333,895
Xcel Energy	52,380 [a]	960,125
		76,917,448
Total Common Stocks		
(cost $1,070,373,811)		**1,418,401,892**

Short-Term Investments–1.1%	Principal Amount ($)	Value ($)
Repurchase Agreement–.8%		
Goldman Sachs & Co., 3.90%, dated 10/31/2005, due 11/1/2005 in the amount of $11,081,200 (fully collateralized by $11,218,000 of U.S. Treasury Notes, 3.50%, due 11/15/2006 value $11,301,904)	11,080,000	**11,080,000**
U.S. Treasury Bills–.3%		
3.41%, 11/17/2005	4,000,000 [c]	**3,993,800**
Total Short-Term Investments		
(cost $15,073,938)		**15,073,800**

Investment of Cash Collateral for Securities Loaned—3.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $43,957,259)	43,957,259 d	**43,957,259**
Total Investments (cost $1,129,405,008)	**103.1%**	**1,477,432,951**
Liabilities, Less Cash and Receivables	**(3.1%)**	**(44,029,991)**
Net Assets	**100.0%**	**1,433,402,960**

a   *All or a portion of these securities are on loan. At October 31, 2005, the total market value of the fund's securities on loan is $44,539,994 and the total market value of the collateral held by the fund is $44,945,819, consisting of cash collateral of $43,957,259 and U.S. Government and agency securities valued at $988,560.*
b   *Non-income producing.*
c   *Partially held by the broker in a segregated account as collateral for open financial positions.*
d   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Interest Sensitive	24.0	Services	6.3
Technology	14.6	Utilities	5.4
Health Care	12.9	Short-Term/	
Producer Goods	10.2	Money Market Investments	4.2
Energy	9.6	Futures	(.0)
Consumer Cyclical	8.3		
Consumer Staples	7.6		**103.1**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 10/31/2005 ($)
Financial Futures Long				
Standard & Poor's 500	52	15,727,400	December 2005	**(197,175)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities—		
See Statement of Investments (including securities on loan valued at $44,539,994)–Note 1(b):		
Unaffiliated issuers	1,085,447,749	1,433,475,692
Affiliated issuers	43,957,259	43,957,259
Cash		869,873
Dividends and interest receivable		1,309,147
Receivable for shares of Capital Stock subscribed		573,171
Receivable for futures variation margin–Note 4		147,020
		1,480,332,162
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		241,228
Liability for securities loaned–Note 1(b)		43,957,259
Payable for shares of Capiatl Stock redeemed		2,730,715
		46,929,202
Net Assets ($)		**1,433,402,960**
Composition of Net Assets ($):		
Paid-in capital		1,295,057,581
Accumulated undistributed investment income—net		7,250,110
Accumulated net realized gain (loss) on investments		(216,735,499)
Accumulated net unrealized appreciation (depreciation) on investments [including ($197,175) net unrealized (depreciation) on financial futures]		347,830,768
Net Assets ($)		**1,433,402,960**
Shares Outstanding		
(150 million shares of $.001 par value Capital Stock authorized)		56,915,118
Net Asset Value, offering and redemption price per share ($)		**25.18**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):

Income:

Cash dividends	28,677,139
Interest	1,219,766
Income from securities lending	107,034
Total Income	**30,003,939**
Expenses:	
Management fee–Note 3(a)	2,843,213
Loan commitment fees–Note 2	8,703
Total Expenses	**2,851,916**
Investment Income–Net	**27,152,023**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	6,139,129
Net realized gain (loss) on financial futures	2,892,785
Net Realized Gain (Loss)	**9,031,914**
Net unrealized appreciation (depreciation) on investments [including ($480,850) net unrealized depreciation on financial futures]	77,444,615
Net Realized and Unrealized Gain (Loss) on Investments	**86,476,529**
Net Increase in Net Assets Resulting from Operations	**113,628,552**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income–net	27,152,023	20,218,955
Net realized gain (loss) on investments	9,031,914	(46,757,519)
Net unrealized appreciation (depreciation) on investments	77,444,615	142,636,199
Net Increase (Decrease) in Net Assets Resulting from Operations	**113,628,552**	**116,097,635**
Dividends to Shareholders from ($):		
Investment income–net	**(27,305,892)**	**(19,461,638)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	319,943,756	302,924,387
Dividends reinvested	23,983,750	17,625,867
Cost of shares redeemed	(335,170,264)	(410,410,373)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**8,757,242**	**(89,860,119)**
Total Increase (Decrease) in Net Assets	**95,079,902**	**6,775,878**
Net Assets ($):		
Beginning of Period	1,338,323,058	1,331,547,180
End of Period	**1,433,402,960**	**1,338,323,058**
Undistributed investment income–net	7,250,110	7,488,878
Capital Share Transactions (Shares):		
Shares sold	12,842,189	13,000,240
Shares issued for dividends reinvested	963,701	784,433
Shares redeemed	(13,457,162)	(17,775,102)
Net Increase (Decrease) in Shares Outstanding	**348,728**	**(3,990,429)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	23.66	21.99	18.51	22.16	29.94
Investment Operations:					
Investment income−net [a]	.48	.35	.31	.29	.28
Net realized and unrealized gain (loss) on investments	1.52	1.65	3.45	(3.64)	(7.72)
Total from Investment Operations	2.00	2.00	3.76	(3.35)	(7.44)
Distributions:					
Dividends from investment income−net	(.48)	(.33)	(.28)	(.30)	(.30)
Dividends from net realized gain on investments	−	−	−	−	(.04)
Total Distributions	(.48)	(.33)	(.28)	(.30)	(.34)
Net asset value, end of period	25.18	23.66	21.99	18.51	22.16
Total Return (%)	8.48	9.19	20.56	(15.32)	(25.08)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.20	.20	.20	.20	.20
Ratio of net investment income to average net assets	1.91	1.51	1.59	1.35	1.10
Portfolio Turnover Rate	9.01	4.21	8.01	4.72	6.34
Net Assets, end of period ($ x 1,000)	1,433,403	1,338,323	1,331,547	1,114,140	1,292,792

[a] Based on average shares outstanding at each month end.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC S&P 500 Stock Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index primarily through investments in equity securities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value

these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a

fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $7,175,345, accumulated capital losses $184,622,702 and unrealized appreciation $315,792,736.

The accumulated capital loss carryover is available be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $32,219,795 of the carryover expires in fiscal 2009, $62,001,872 expires in fiscal 2010, $45,030,585 expires in fiscal 2011 and $45,370,450 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: ordinary income $27,305,892 and $19,461,638, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences primarily due to tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $84,899, increased accumulated net realized gain (loss) on investments by $85,735 and decreased paid-in capital by $836. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee And Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third and/or affiliated parties to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .20% of the value of the

fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the

Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The component of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $241,228.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2005, amounted to $164,936,438 and $123,331,451, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2005, are set forth in the Statement of Financial Futures.

At October 31, 2005, the cost of investments for federal income tax purposes was $1,161,640,215 accordingly, accumulated net unrealized appreciation on investments was $315,792,736, consisting of $459,581,044 gross unrealized appreciation and $143,788,308 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC S&P 500 Stock Index Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statements of investments and financial futures, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian and broker. As to securities purchased but not yet received or delivered, we performed other appropriate audit procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC S&P 500 Stock Index Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $22,143,029 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
- Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
- BDML Holdings, an insurance company, Chairman of the Board
- Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Centurion Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
- Boston College, Associate Trustee
- The Greater Boston Chamber of Commerce, Director
- Mass. Development, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus BASIC
S&P 500 Stock Index Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0713AR1005

Dreyfus
U.S. Treasury
Reserves

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION


Dreyfus

U.S. Treasury Reserves # The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus U.S. Treasury Reserves, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Patricia A. Larkin.

As the Federal Reserve Board (the "Fed") continued to raise short-term interest rates steadily and gradually during the past year, so too have yields of money market instruments risen over the past year. While many investors currently believe that the Fed is likely to continue to raise rates in the near future, the focus has turned toward Federal Reserve nominee Ben Bernanke, who is expected to succeed Fed Chairman Alan Greenspan early next year, and how he will interpret current economic data.

As the end of 2005 approaches, investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about your current portfolio allocations and liquidity needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005

2



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did Dreyfus U.S. Treasury Reserves perform during the period?

For the 12-month period ended October 31, 2005, the fund's Investor shares produced a yield of 2.01%, and its Class R shares produced a yield of 2.21%. Taking into account the effects of compounding, the effective yields for the fund's Investor shares and Class R shares were 2.03% and 2.23%, respectively.[1]

Note to shareholders: As of September 1, 2005, Patricia A. Larkin became the fund's primary portfolio manager.

What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal. As a U.S. Treasury money market fund, we attempt to provide shareholders with an investment vehicle that is made up of Treasury bills and notes with remaining maturities of 13 months or less issued by the U.S. government as well as repurchase agreements with securities dealers, which are backed by U.S. Treasuries. To pursue its goal, the fund invests exclusively in direct obligations of the U.S. Treasury and in repurchase agreements secured by these obligations.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates throughout the reporting period in an ongoing effort to forestall potential inflationary pressures. Indeed, soon after the reporting period began, a cloud of uncertainty was lifted from the financial markets, signs of more sustainable economic growth emerged and the Fed raised the overnight federal funds rate by 25 basis points at each of its meetings in November and December 2004. As a result, short-term interest rates stood at 2.25% by year-end.

During the opening months of 2005, long-dormant inflationary pressures appeared to intensify when prices of crude oil, natural gas and other commodities surged. It was no surprise, therefore, that the Fed raised short-term interest rates at its February and March meetings, driving the federal funds rate to 2.75%. It later was revealed that the U.S. economy expanded at a 3.5% rate during the first quarter of 2005.

Although weaker-than-expected data in April suggested that the U.S. economy might have hit a soft patch, these concerns proved to be short-lived, and it later was estimated that the U.S. labor market added more jobs than expected during the month. Yet, evidence of slower economic growth in global markets weighed on investor sentiment during the spring, and the yield on the 10-year U.S. Treasury bond fell below 4%.

Although economic expectations appeared to improve in June, investors continued to worry about the potentially eroding effects of higher energy prices and interest rates. Still, on June 30 the Fed again hiked the federal funds rate to 3.25%. U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

Non-farm payrolls continued to increase in July, and the unemployment rate dropped to 5.0%, helping to convince investors that economic growth remained solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate.

The economic recovery remained on track in August, and the Fed raised the federal funds rate to 3.5%. On August 29, however, Hurricane Katrina struck the Gulf Coast, leaving in its wake severe human and economic damage, and oil prices spiked to more than $70 per barrel. Hurricane Rita followed just a few weeks later, affecting a significant portion of U.S. oil drilling and refining capacity.

Although some analysts believed that the hurricanes might prompt the Fed to pause at its September 20 meeting, the Fed remained on course, increasing the federal funds rate to 3.75% and leaving intact key language in its accompanying statement. It was later estimated that U.S. GDP grew at a relatively robust 3.8% during the third quarter of 2005.

In this changing environment, most money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This has caused yield differences between overnight instruments and one-year securities to widen significantly.

We maintained a relatively defensive investment posture by setting the fund's weighted average maturity in a range we considered shorter than industry averages to reflect prevailing market conditions and the proximity of upcoming FOMC meetings.

What is the fund's current strategy?

On November 1, 2005, just one day after the close of the reporting period, the Fed acted for the twelfth consecutive time, raising the federal funds rate to 4%. In its statement, the Fed appeared to confirm analysts' expectations of further rate hikes, again noting, "With underlying inflation expected to be contained, the Committee believes that policy accommodation can be removed at a pace that is likely to be measured." Accordingly, we have maintained the fund's relatively conservative positioning, which we believe is prudent until we see signs that the Fed is near the end of its credit-tightening campaign.

November 15, 2005

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus U.S. Treasury Reserves from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.55	$ 2.54
Ending value (after expenses)	$1,012.50	$1,013.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.57	$ 2.55
Ending value (after expenses)	$1,021.68	$1,022.68

† Expenses are equal to the fund's annualized expense ratio of .70% for Investor shares and .50% for Class R shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2005

U.S. Treasury Bills−58.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/3/2005	3.17	5,000,000	4,999,130
11/10/2005	3.41	10,000,000	9,991,544
11/17/2005	3.50	30,000,000	29,953,400
11/25/2005	3.65	20,000,000	19,951,467
12/29/2005	3.67	5,000,000	4,970,637
Total U.S. Treasury Bills (cost $69,866,178)			**69,866,178**
Repurchase Agreements−41.1%			
Citigroup Global Market Holdings Inc. dated 10/31/2005, due 11/1/2005 in the amount of $24,002,600 (fully collateralized by $29,786,820 U.S. Treasury Strips, due 5/15/2010, value $24,480,000)	3.90	24,000,000	24,000,000
Greenwich Capital Markets Inc. dated 10/31/2005, due 11/1/2005 in the amount of $25,002,722 (fully collateralized by $38,200,938 U.S. Treasury Strips, due 8/15/2012−11/15/2017, value $25,502,462)	3.92	25,000,000	25,000,000
Total Repurchase Agreements (cost $49,000,000)			**49,000,000**
Total Investments (cost $118,866,178)		**99.7%**	**118,866,178**
Cash and Receivables (Net)		**.3%**	**349,816**
Net Assets		**100.0%**	**119,215,994**

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Treasury	58.6	Repurchase Agreements	41.1
			99.7

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including		
Repurchase Agreements of $49,000,000)–Note 1(b)	118,866,178	118,866,178
Cash		20,646,828
Interest receivable		5,322
		139,518,328
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		61,249
Payable for investment securities purchased		19,966,944
Dividend payable		273,909
Payable for shares of Capital Stock redeemed		232
		20,302,334
Net Assets ($)		**119,215,994**
Composition of Net Assets ($):		
Paid-in capital		119,215,994
Net Assets ($)		**119,215,994**

Net Asset Value Per Share

	Investor Shares	Class R Shares
Net Assets ($)	93,972,877	25,243,117
Shares Outstanding	93,972,853	25,243,141
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Interest Income	**4,100,810**
Expenses:	
Management fee–Note 3(a)	771,184
Distribution fees (Investor Shares)–Note 3(b)	164,321
Total Expenses	**935,505**
Investment Income–Net, representing net increase in net assets resulting from operations	**3,165,305**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income−net, representing net increase in net assets resulting from operations	**3,165,305**	**829,698**
Dividends to Shareholders from ($):		
Investment income−net:		
Investor shares	(1,655,181)	(343,668)
Class R shares	(1,510,955)	(486,030)
Total Dividends	**(3,166,136)**	**(829,698)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investor shares	108,205,329	82,157,828
Class R shares	186,629,429	153,742,606
Dividends reinvested:		
Investor shares	1,604,330	331,734
Class R shares	252,322	74,307
Cost of shares redeemed:		
Investor shares	(92,879,596)	(97,433,041)
Class R shares	(244,549,321)	(131,203,115)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(40,737,507)**	**7,670,319**
Total Increase (Decrease) in Net Assets	**(40,738,338)**	**7,670,319**
Net Assets ($):		
Beginning of Period	159,954,332	152,284,013
End of Period	**119,215,994**	**159,954,332**
Undistributed investment income−net	−	831

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.020	.004	.005	.012	.046
Net realized and unrealized gain (loss) on investments	–	–	–	–	.002
Total from Investment Operations	.020	.004	.005	.012	.048
Distributions:					
Dividends from investment income−net	(.020)	(.004)	(.005)	(.012)	(.046)
Dividends from net realized gain on investments	–	–	–	–	(.002)
Total Distributions	(.020)	(.004)	(.005)	(.012)	(.048)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.03	.42	.51	1.23	4.66
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	2.01	.42	.51	1.20	4.25
Net Assets, end of period ($ x 1,000)	93,973	77,043	91,987	89,950	45,969

See notes to financial statements.

	Year Ended October 31,				
Class R Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.022	.006	.007	.014	.048
Net realized and unrealized gain (loss) on investments	–	–	–	–	.002
Total from Investment Operations	.022	.006	.007	.014	.050
Distributions:					
Dividends from investment income−net	(.022)	(.006)	(.007)	(.014)	(.048)
Dividends from net realized gain on investments	–	–	–	–	(.002)
Total Distributions	(.022)	(.006)	(.007)	(.014)	(.050)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.23	.62	.72	1.43	4.88
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.50	.50	.50	.50	.50
Ratio of net investment income to average net assets	2.10	.63	.72	1.43	4.95
Net Assets, end of period ($ x 1,000)	25,243	82,911	60,297	65,847	101,909

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus U.S. Treasury Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in direct obligations of U.S. Treasury and repurchase agreements secured by these obligations. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a

more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, was all ordinary income.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The

Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by tele-

phone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Investor shares. During the period ended October 31, 2005, Investor shares were charged $164,321 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $46,450 and Rule 12b-1 distribution plan fees $14,799.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus U.S. Treasury Reserves (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian and brokers, or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus U.S. Treasury Reserves of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For state individual income tax purposes, the fund hereby designates 55.40% of the ordinary income dividends paid during its fiscal year ended October 31, 2005 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

BOARD MEMBERS INFORMATION (Unaudited)

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)
Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

———————————

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

———————————

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
U.S. Treasury Reserves
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0326AR1005

Dreyfus Premier
Balanced Fund

ANNUAL REPORT October 31, 2005



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Balanced Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with L. Emerson Tuttle, who manages the fund's equity portfolio, and Catherine Powers, who manages the fund's fixed-income portfolio.

Over the past year, the U.S. economy once again demonstrated its fortitude, expanding at a steady pace despite the headwinds of soaring energy prices, higher short-term interest rates and the Gulf Coast hurricanes. However, after rallying in the final weeks of 2004, the U.S. stock market traded within a relatively narrow range for much of 2005, when investors responded cautiously to uncertainty regarding future business conditions. While most sectors of the fixed-income market also failed to advance robustly, they nonetheless maintained much of their value as low inflation expectations helped them withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk to your financial advisor, who can discuss with you these issues and the potential benefits of a long-term investment perspective.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle and Catherine Powers, Portfolio Managers

How did Dreyfus Premier Balanced Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund produced total returns of 4.36% for Class A shares, 3.58% for Class B shares, 3.57% for Class C shares, 4.61% for Class R shares and 4.10% for Class T shares.[1] In comparison, the fund's benchmark, a hybrid index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index ("Lehman Aggregate Index"), provided a total return of 5.68% for the same period. Separately, the S&P 500 Index and the Lehman Aggregate Index provided total returns of 8.72% and 1.13%, respectively, for the same period.[2]

Stocks and bonds produced positive returns in response to ongoing economic growth and low inflation, respectively. While the fund's fixed-income returns were roughly in line with the Lehman Aggregate Index, disappointing individual stock selections in the energy, technology and financial services sectors undermined the fund's returns relative to its equity benchmark.

Note to shareholders: As of January 31, 2005, Catherine Powers became the primary portfolio manager of the fund's fixed-income portion.

What is the fund's investment approach?

The fund seeks to outperform an unmanaged hybrid index, 60% of which is the S&P 500 Index and 40% of which is the Lehman Aggregate Index.

The fund is a balanced fund, with an allocation under normal circumstances of approximately 60% stocks and 40% bonds, corresponding to the fund's benchmark. However, the fund is permitted to invest up to 75%, and as little as 40%, of its total assets in stocks, and up to 60%, and as little as 25%, of its total assets in bonds.

When allocating assets between stocks and bonds, we assess the relative returns and risks of each asset class, using a model that analyzes

several factors, including interest-rate-adjusted price-to-earnings ratios, the valuation and volatility levels of stocks relative to bonds, and economic factors such as interest rates.

We use a valuation model and fundamental analysis to select stocks based on: value, or how a stock is priced relative to its perceived intrinsic worth; growth, in this case the sustainability or growth of earnings or cash flow; and financial profile, which measures the financial health of the company.

In choosing bonds, we review economic, market and other factors, leading to valuations by sector, maturity and quality. The fund invests primarily in U.S. government securities, corporate bonds, mortgage-backed securities and asset-backed securities for its fixed-income portfolio. The average effective maturity of the fund's fixed-income portfolio normally will not exceed 10 years.

What other factors influenced the fund's performance?

Although both asset classes produced positive absolute returns, moderate economic growth and rising interest rates generally created a more favorable environment for stocks than bonds during the reporting period. The fund benefited by allocating a relatively high percentage of its assets to stocks, but returns from several individual holdings proved disappointing. Most notably, in the high-flying energy sector, the fund's disciplined investment approach led it to focus on large integrated oil producers, such as Exxon Mobil and Chevron, which generated relatively modest gains compared to smaller, more specialized companies. The fund also was hurt by company-specific problems affecting Dell, Altera and International Business Machines in the technology sector; and American International Group and Fannie Mae in the financial services sector.

On the other hand, the fund benefited from relatively strong stock selections in the health care sector, where gains in WellPoint, Caremark Rx, Alcon and Genzyme more than made up for weakness in Pfizer. Among industrial stocks, gains in Burlington Northern Santa Fe and Caterpillar outweighed a loss in Tyco International. Finally, returns from Altria Group and PepsiCo boosted performance in the consumer staples sector.

The fund's bond portfolio benefited from its overweighted position in corporate bonds, which recovered quickly after the credit-rating

downgrades of major automotive companies in the spring. The fund's modestly short average duration protected it from the full brunt of rising interest rates, and a "barbell" yield curve strategy during much of the reporting period enabled the fund to participate in strength at the longer end of the bond market's maturity range.

What is the fund's current strategy?

We have continued to emphasize stocks over bonds in light of steady economic growth and modestly higher interest rates. Among equities, we have focused on relatively large companies with reliable earnings prospects. As of the reporting period's end, the fund held overweighted positions in the health care, consumer staples and energy sectors, and modestly underweighted positions in the telecommunications and consumer discretionary areas.

Because we expect the Federal Reserve Board to continue raising interest rates, we have maintained a relatively defensive posture within the fund's bond portfolio, including a modestly short average duration and an emphasis on corporate bonds that, in our view, may benefit from improving credit quality. Tactically, the fund has also invested in Treasury Inflation Protected Securities (TIPS) to benefit from rising inflation expectations amid higher energy prices.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through April 4, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
   Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: LIPPER, INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Dreyfus Premier Balanced Fund (Class A shares) ——————
Dreyfus Premier Balanced Fund (Class B shares) ‥‥‥‥‥
Dreyfus Premier Balanced Fund (Class C shares) ‥‥‥‥‥
Dreyfus Premier Balanced Fund (Class R shares) – – –
Standard & Poor's 500 Composite Stock Price Index† ——————
Lehman Brothers U.S. Aggregate Index† ━ ━ ━
Hybrid Index† ‥‥‥‥‥

$24,425
$22,858
$18,463
$18,381
$17,129
$16,889
$16,660

Dollars

95 96 97 98 99 00 01 02 03 04 05

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus Premier Balanced Fund Class A shares, Class B shares, Class C shares and Class R shares with the Standard & Poor's 500 Composite Stock Price Index, the Lehman Brothers U.S. Aggregate Index and the Hybrid Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

The above graph compares a $10,000 investment made in Class A, Class B, Class C and Class R shares of Dreyfus Premier Balanced Fund on 10/31/95 to a $10,000 investment made on that date in each of the following: the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index); the Lehman Brothers U.S. Aggregate Index (the "Lehman Index"); and an unmanaged hybrid index composed of 60% S&P 500 Index and 40% Lehman Index (the "Hybrid Index"). All dividends and capital gain distributions are reinvested. The Hybrid Index is calculated on a year-to-year basis. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class R shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities, and asset-backed securities with an average maturity of 1-10 years. All indices do not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/05*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		(1.64)%	(3.39)%	5.38%	
without sales charge		4.36%	(2.23)%	6.01%	
Class B shares					
with applicable redemption charge †		(0.42)%	(3.34)%	5.53%	
without redemption		3.58%	(2.96)%	5.53%	
Class C shares					
with applicable redemption charge ††		2.57%	(2.96)%	5.24%	
without redemption		3.57%	(2.96)%	5.24%	
Class R shares		4.61%	(1.99)%	6.28%	
Class T shares					
with applicable sales charge (4.5%)	8/16/99	(0.59)%	(3.37)%	–	(2.26)%
without sales charge	8/16/99	4.10%	(2.47)%	–	(1.53)%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Balanced Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 5.61	$ 9.42	$ 9.42	$ 4.34	$ 6.88
Ending value (after expenses)	$1,024.20	$1,020.40	$1,021.20	$1,025.50	$1,022.90

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 5.60	$ 9.40	$ 9.40	$ 4.33	$ 6.87
Ending value (after expenses)	$1,019.66	$1,015.88	$1,015.88	$1,020.92	$1,018.40

† *Expenses are equal to the fund's annualized expense ratio of 1.10% for Class A, 1.85% for Class B, 1.85% for Class C, .85% for Class R and 1.35% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks−62.5%	Shares	Value ($)
Banking−2.1%		
Bank of America	80,000	**3,499,200**
Basic Industries−1.9%		
Air Products & Chemicals	29,500	1,688,580
E I Du Pont de Nemours & Co.	37,300	1,555,037
		3,243,617
Beverages & Tobacco−1.8%		
Altria Group	39,000	**2,926,950**
Capital Goods−6.3%		
Danaher	27,500	1,432,750
Emerson Electric	21,400	1,488,370
General Electric	152,700	5,178,057
Microchip Technology	34,700	1,046,899
Tyco International	52,900	1,396,031
		10,542,107
Consumer Non-Durables−2.8%		
PepsiCo	40,300	2,380,924
Procter & Gamble	40,100	2,245,199
		4,626,123
Consumer Services−6.3%		
Advance Auto Parts	41,100 [a]	1,541,250
CVS	68,000	1,659,880
Hilton Hotels	69,200	1,345,940
Home Depot	38,700	1,588,248
News, Cl. A	70,500	1,004,625
Target	17,500	974,575
Wal-Mart Stores	24,100	1,140,171
Walt Disney	50,600	1,233,122
		10,487,811
Electronic Components−1.2%		
EMC/Massachusetts	139,900 [a]	**1,953,004**
Energy−6.5%		
Anadarko Petroleum	13,000	1,179,230
Chevron	48,300	2,756,481
ConocoPhillips	20,600	1,346,828
Exxon Mobil	85,800	4,816,812
Weatherford International	10,500 [a]	657,300
		10,756,651

Common Stocks (continued)	Shares	Value ($)
Financial Services−10.8%		
Axis Capital Holdings	38,400	995,712
Capital One Financial	26,100	1,992,735
Countrywide Financial	44,100	1,401,057
Fidelity National Financial	42,300	1,584,558
Fidelity National Title Group, Cl. A	7,402	160,994
Goldman Sachs Group	21,500	2,716,955
JPMorgan Chase & Co.	84,700	3,101,714
Merrill Lynch & Co.	21,800	1,411,332
Radian Group	40,300	2,099,630
Wachovia	49,600	2,505,792
		17,970,479
Health Care−8.8%		
Alcon	15,900	2,113,110
Caremark Rx	24,400 [a]	1,278,560
Fisher Scientific International	18,800 [a]	1,062,200
Genzyme	26,600 [a]	1,923,180
Johnson & Johnson	40,500	2,536,110
Novartis, ADR	36,600	1,969,812
Pfizer	41,600	904,384
WellPoint	20,900 [a]	1,560,812
Wyeth	28,300	1,261,048
		14,609,216
Technology−7.8%		
Cisco Systems	65,600 [a]	1,144,720
Dell	55,200 [a]	1,759,776
International Business Machines	14,400	1,179,072
Microsoft	88,700	2,279,590
Motorola	98,600	2,184,976
National Semiconductor	32,900	744,527
Qualcomm	29,700	1,180,872
Texas Instruments	47,900	1,367,545
Yahoo!	32,100 [a]	1,186,737
		13,027,815
Transportation−2.5%		
Burlington Northern Santa Fe	39,700	2,463,782
Carnival	34,800	1,728,516
		4,192,298

Common Stocks (continued)	Shares	Value ($)
Utilities–3.7%		
Consolidated Edison	13,500	614,250
PG & E	15,100	549,338
SBC Communications	66,500	1,586,025
Sempra Energy	20,500	908,150
Southern	40,200	1,406,598
Verizon Communications	33,000	1,039,830
		6,104,191
Total Common Stocks (cost $92,268,578)		**103,939,462**

Bonds and Notes–33.5%	Principal Amount ($)	Value ($)
Asset-Backed Certificates–3.0%		
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6, 5.14%, 1/25/2034	175,000	174,113
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B, 4.64%, 4/15/2010	195,000	192,941
Green Tree Financial, Ser. 1994-7, Cl. M1, 9.25%, 3/15/2020	178,744	188,400
Residential Asset Mortgage Products, Ser. 2003-RS8, Cl. AI4, 4.223%, 10/25/2008	1,600,000	1,592,709
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2, 4.15%, 8/25/2035	1,081,000	1,071,749
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3, 5.825%, 5/25/2035	75,000	75,000
WFS Financial Owner Trust:		
Ser. 2003-3, Cl. A4, 3.25%, 5/20/2011	1,600,000	1,573,782
Ser. 2005-2, Cl. B, 4.57%, 11/19/2012	105,000	103,890
		4,972,584
Banking–1.6%		
Chevy Chase Bank FSB, Sub. Notes, 6.875%, 12/1/2013	105,000	108,937
Chuo Mitsui Trust & Banking, Sub. Notes, 5.506%, 12/29/2049	200,000 [b,c]	189,713
Credit Suisse First Boston USA, Notes, 5.125%, 8/15/2015	135,000	131,794
Export-Import Bank of Korea, Sr. Notes, 4.50%, 8/12/2009	175,000	171,323
JPMorgan Chase & Co., Sub. Notes, 5.125%, 9/15/2014	260,000	254,908

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Banking (continued)		
Mizuho JGB Investment,		
Bonds, 9.87%, 12/29/2049	115,000 b,c	127,394
Northern Rock,		
Sub. Notes, 5.60%, 4/29/2049	190,000 b,c	189,310
Rabobank Capital Funding II,		
Bonds, 5.26%, 12/29/2049	490,000 b,c	486,041
Resona Bank,		
Notes, 5.85%, 9/29/2049	130,000 b,c	125,720
Sumitomo Mitsui Banking,		
Notes, 5.625%, 7/29/2049	100,000 b,c	97,993
Union Planters,		
Sr. Unscd. Notes, 4.375%, 12/1/2010	200,000	194,308
Washington Mutual,		
Sub. Notes, 4.625%, 4/1/2014	355,000	334,442
Wells Fargo & Co.,		
Sub. Notes, 6.375%, 8/1/2011	95,000	101,359
Zions Bancorporation,		
Sub. Notes, 6%, 9/15/2015	140,000	146,197
		2,659,439
Collaterized Mortgage Obligations—1.8%		
Banc of America Commercial Mortgage,		
Ser. 2005-2, Cl. A2, 4.247%, 7/10/2043	250,000	246,595
Calwest Industrial Trust,		
Ser. 2002-CALW, Cl. A, 6.127%, 2/15/2017	275,000 b	289,143
Citigroup Mortgage Loan Trust,		
Ser. 2005-WF2, Cl. AF7, 5.249%, 8/25/2035	270,000	265,604
Crown Castle Towers,		
Ser. 2005-1A, Cl. D, 5.612%, 6/15/2035	70,000 b	68,433
First Horizon Alternative Mortgage Securities I,		
Ser. 2004-FA1, Cl. 1A1, 6.25%, 10/25/2034	1,517,297	1,536,981
Merrill Lynch Mortgage Trust,		
Ser. 2005-CIP1, Cl. A2, 4.96%, 7/12/2038	145,000	143,921
Nomura Asset Acceptance:		
Ser. 2005-WF1, Cl. 2A5, 5.159%, 3/25/2035	150,000	146,203
Ser. 2005-AP2, Cl. A5, 4.976%, 5/25/2035	125,000	120,812
Washington Mutual,		
Ser. 2005-AR4, Cl. A4B, 4.68%, 4/25/2035	200,000	196,187
		3,013,879

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Finance−3.0%		
ACE Capital Trust II,		
Gtd. Bonds, 9.70%, 4/1/2030	75,000 ᵈ	99,287
Amvescap,		
Gtd. Notes, 5.375%, 2/27/2013	180,000	178,380
AON Capital Trust A,		
Gtd. Notes, 8.205%, 1/1/2027	85,000	95,800
Archstone-Smith Operating Trust,		
Sr. Unscd. Notes, 5.25%, 5/1/2015	150,000	146,880
Arden Realty,		
Notes, 5.25%, 3/1/2015	125,000	120,834
Assurant,		
Sr. Notes, 6.75%, 2/15/2034	125,000	131,599
Bear Stearns Cos.,		
Notes, 4.50%, 10/28/2010	100,000	97,541
Boston Properties,		
Sr. Notes, 5%, 6/1/2015	135,000	129,948
CIT Group,		
Sr. Notes, 4.75%, 8/15/2008	135,000	134,375
Countrywide Home Loans,		
Gtd. Notes, Ser. L, 4%, 3/22/2011	80,000	75,163
Duke Realty,		
Sr. Notes, 5.875%, 8/15/2012	440,000	447,143
EOP Operating,		
Sr. Notes, 7%, 7/15/2011	195,000	210,100
ERP Operating,		
Notes:		
5.25%, 9/15/2014	40,000	39,610
5.125%, 3/15/2016	80,000	77,744
Ford Motor Credit:		
Notes:		
6.50%, 1/25/2007	135,000	133,437
7.75%, 2/15/2007	60,000	60,240
Sr. Unsub. Notes, 7.20%, 6/15/2007	110,000	109,813
Goldman Sachs Group,		
Notes, 5.70%, 9/1/2012	210,000	214,801
Healthcare Realty Trust,		
Sr. Notes, 5.125%, 4/1/2014	155,000	147,256
HSBC Finance,		
Unscd. Notes, 4.75%, 4/15/2010	105,000	103,761

Bonds and Notes (continued)		Principal Amount ($)	Value ($)
Finance (continued)			
International Lease Finance, Notes, 4.75%, 1/13/2012		265,000	256,049
Jefferies Group, Sr. Notes, 5.50%, 3/15/2016		210,000	205,266
John Deere Capital, Sr. Notes, Ser. D, 4.40%, 7/15/2009		90,000	88,576
Mack-Cali Realty, Unscd. Notes, 5.05%, 4/15/2010		70,000	69,071
MBIA, Sr. Notes, 5.70%, 12/1/2034		75,000	71,555
MBNA, Notes, 6.125%, 3/1/2013		220,000	231,726
Metlife, Sr. Unscd. Notes, 5%, 6/15/2015		310,000	301,796
Morgan Stanley, Sub. Notes, 4.75%, 4/1/2014		155,000	146,466
Nuveen Investments, Sr. Notes, 5%, 9/15/2010		80,000	78,456
Regency Centers, Bonds, 5.25%, 8/1/2015	45,000 b		43,701
Residential Capital, Sr. Unscd. Notes, 6.375%, 6/30/2010	310,000 b		315,195
Simon Property Group, Notes, 4.875%, 8/15/2010		175,000	172,640
SLM, Notes, 5.375%, 1/15/2013		200,000	202,802
			4,937,011
Foreign Government−1.2%			
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes, 5.832%, 6/16/2008	215,000 c		213,387
Republic of Argentina, Bonds, 4.005%, 8/3/2012	180,000 c		142,110
Republic of Peru, Unsub. Bonds, 9.875%, 2/6/2015		55,000	68,062
Republic of South Africa, Notes, 9.125%, 5/19/2009		230,000	258,750
Swedish Government, Bonds, Ser. 1045, 5.25%, 3/15/2011	SEK 8,430,000 e		1,178,672

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Foreign Government (continued)		
United Mexican States,		
Notes, 6.625%, 3/3/2015	130,000	139,165
		2,000,146
Industrial—5.8%		
Altria,		
Notes, 7%, 11/4/2013	270,000	292,932
Amerada Hess,		
Notes:		
6.65%, 8/15/2011	70,000	74,588
7.30%, 8/15/2031	115,000	130,271
American Standard,		
Gtd. Notes:		
7.375%, 2/1/2008	85,000	88,895
7.625%, 2/15/2010	120,000	130,385
Aramark Services,		
Notes, 5%, 6/1/2012	230,000	221,839
Boeing Capital,		
Sr. Notes, 7.375%, 9/27/2010	160,000	176,474
Bombardier,		
Notes, 6.30%, 5/1/2014	235,000 [b]	204,450
British Sky Broadcasting,		
Gtd. Notes, 6.875%, 2/23/2009	320,000	336,332
Celulosa Arauco y Constitucion,		
Notes:		
5.125%, 7/9/2013	115,000	109,965
5.625%, 4/20/2015	45,000 [b]	43,797
Comcast,		
Gtd. Notes, 5.50%, 3/15/2011	200,000	200,427
Coventry Health Care,		
Sr. Notes, 5.875%, 1/15/2012	145,000	145,000
DaimlerChrysler NA Holding:		
Gtd. Notes, 8.50%, 1/18/2031	60,000	70,617
Notes, 4.875%, 6/15/2010	50,000	48,530
Darden Restaurants,		
Sr. Unscd. Notes, 6%, 8/15/2035	100,000	92,393
Deutsche Telekom International Finance,		
Gtd. Bonds, 8.75%, 6/15/2030	210,000 [c]	261,166

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Industrial (continued)		
Enterprise Products Operating,		
Sr. Notes, Ser. B, 6.65%, 10/15/2034	225,000	225,999
Erac USA Finance:		
Bonds, 5.60%, 5/1/2015	90,000 b,d	88,767
Notes, 7.95%, 12/15/2009	50,000 b	55,011
Falconbridge:		
Bonds, 5.375%, 6/1/2015	20,000	19,121
Notes, 6%, 10/15/2015	55,000	55,063
FirstEnergy,		
Notes, Ser. B, 6.45%, 11/15/2011	85,000	89,524
France Telecom,		
Notes, 8.50%, 3/1/2031	55,000	72,081
Freescale Semiconductor,		
Sr. Notes, 6.875%, 7/15/2011	45,000	46,687
Georgia-Pacific:		
Gtd. Notes, 8.875%, 2/1/2010	100,000	110,000
Sr. Notes, 8%, 1/15/2024	130,000	139,100
Glencore Funding,		
Gtd. Notes, 6%, 4/15/2014	225,000 b	207,588
Halliburton,		
Notes, 5.50%, 10/15/2010	110,000	112,406
Harrah's Operating,		
Gtd. Notes, 8%, 2/1/2011	110,000	121,393
ICI Wilmington,		
Gtd. Notes, 5.625%, 12/1/2013	190,000	188,654
International Steel Group,		
Sr. Notes, 6.50%, 4/15/2014	140,000	138,250
Ispat Inland ULC,		
Scd. Notes, 9.75%, 4/1/2014	45,000	51,075
L-3 Communications:		
Gtd. Notes, 7.625%, 6/15/2012	120,000	126,000
Sr. Sub. Notes, 6.375%, 10/15/2015	30,000 b	29,775
Lubrizol:		
Debs., 6.50%, 10/1/2034	200,000	203,002
Sr. Notes, 4.625%, 10/1/2009	145,000	141,452

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Industrial (continued)		
May Department Stores, Notes, 6.65%, 7/15/2024	165,000	167,188
Medco Health Solutions, Sr. Notes, 7.25%, 8/15/2013	50,000	54,234
MGM Mirage, Gtd. Notes, 6%, 10/1/2009	65,000	64,187
Mohegan Tribal Gaming Authority, Sr. Notes, 6.125%, 2/15/2013	110,000	106,975
New Cingular Wireless Services, Sr. Notes, 8.75%, 3/1/2031	75,000	98,093
News America Holdings, Debs., 7.70%, 10/30/2025	130,000	145,204
Nextel Communications, Sr. Notes, Ser. F, 5.95%, 3/15/2014	85,000	85,377
Northrop Grumman, Gtd. Notes, 7.125%, 2/15/2011	75,000	81,984
PC Financial Partnership, Notes, 5%, 11/15/2014	145,000	141,561
Pearson Dollar Finance, Gtd. Notes, 4.70%, 6/1/2009	100,000 [b]	98,376
Quest Diagnostics, Notes, 5.125%, 11/1/2010	55,000 [b]	54,952
Raytheon, Sr. Notes, 5.50%, 11/15/2012	65,000	66,066
Republic Services, Notes, 6.086%, 3/15/2035	250,000	251,722
RPM International: Bonds, 6.25%, 12/15/2013	140,000	138,544
Sr. Notes, 4.45%, 10/15/2009	110,000	105,101
RR Donnelley & Sons, Notes, 4.95%, 4/1/2014	200,000	189,245
Ryder System, Notes, 5%, 6/15/2012	90,000	84,946

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Industrial (continued)		
Safeway,		
Sr. Unscd. Debs, 7.25%, 2/1/2031	110,000	113,419
Sappi Papier Holding,		
Gtd. Notes, 6.75%, 6/15/2012	100,000 b	99,287
SBC Communications,		
Notes, 5.625%, 6/15/2016	105,000	104,339
Sealed Air,		
Notes, 5.625%, 7/15/2013	100,000 b	97,806
Sprint Capital,		
Gtd. Notes, 8.75%, 3/15/2032	265,000	343,787
Stater Brothers Holdings,		
Sr. Notes, 8.125%, 6/15/2012	65,000	63,863
Station Casinos,		
Sr. Notes, 6%, 4/1/2012	130,000	128,375
Southern Copper,		
Notes, 7.50%, 7/27/2035	110,000 b	105,593
Teck Cominco,		
Notes, 7%, 9/15/2012	150,000	161,521
Telecom Italia Capital,		
Notes, 4.875%, 10/1/2010	120,000	117,652
Time Warner,		
Gtd. Notes, 6.75%, 4/15/2011	165,000	174,498
Tyco International Group,		
Gtd. Bonds, 6%, 11/15/2013	120,000	124,679
Union Pacific,		
Notes, 3.875%, 2/15/2009	200,000	192,994
Univision Communications,		
Gtd. Notes, 7.85%, 7/15/2011	160,000	175,681
Verizon Global Funding,		
Notes, 7.75%, 6/15/2032	75,000	87,318
Waste Management:		
Gtd. Notes, 6.875%, 5/15/2009	75,000	79,191
Sr. Notes, 7%, 7/15/2028	175,000	193,393
Westvaco,		
Unscd. Debs., 7.95%, 2/15/2031	85,000	95,207
Weyerhaeuser,		
Debs., 7.375%, 3/15/2032	70,000 d	75,632

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Industrial (continued)		
Wyeth,		
Notes, 6.95%, 3/15/2011	95,000 c	102,507
XTO Energy,		
Sr. Notes, 7.50%, 4/15/2012	155,000	172,447
		9,591,953
Utilities−.4%		
Appalachian Power,		
Bonds, Ser. H, 5.95%, 5/15/2033	75,000	73,604
Consumers Energy,		
First Mortgage, 5%, 2/15/2012	235,000	230,739
Dominion Resources/VA,		
Sr. Unscd. Notes, Ser. E, 7.195%, 9/15/2014	185,000	204,241
Nisource Finance,		
Gtd. Notes, 5.25%, 9/15/2017	100,000	95,859
Oneok,		
Notes, 5.20%, 6/15/2015	65,000	63,252
Sierra Pacific Power,		
Mortgage Notes, 6.25%, 4/15/2012	60,000	60,450
		728,145
U.S. Government & Agencies−5.9%		
Government National Mortgage Association:		
Ser. 2004-39, Cl. LC, 5.50%, 12/20/2029	390,000	392,363
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	168,967	164,252
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030	200,000	195,978
U.S. Treasury:		
Bonds:		
5.25%, 11/15/2028	1,655,000	1,755,591
6.25%, 5/15/2031	645,000	779,541
Inflation Protection Securities:		
3.375%, 1/15/2007	439,994 f	451,651
.875%, 4/15/2010	1,238,665 f	1,190,959
3%, 7/15/2012	1,157,679 f	1,238,638
Notes:		
1.875%, 12/31/2005	50,000 g	49,841
3.625%, 4/30/2007	3,475,000	3,437,400
4.75%, 5/15/2014	175,000	177,242
		9,833,456

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed—10.8%		
Federal Home Loan Mortgage Corp.,		
3.50%, 9/1/2010	58,110	55,331
Federal National Mortgage Association:		
4%, 5/1/2010	343,755	333,872
4.50%, 11/1/2020	3,675,000 h	3,554,386
6%, 11/1/2029	950,000 h	971,669
5%, 11/1/2017-11/1/2033	8,300,000 h	8,050,103
5.50%, 11/1/2029-9/1/2034	2,514,062 h	2,527,691
Government National Mortgage Association I:		
5.50%, 4/15/2033-4/15/2034	2,054,946	2,053,651
6%, 1/15/2029-2/15/2033	421,972	429,825
		17,976,528
Total Bonds and Notes		
(cost $56,821,478)		**55,713,141**

Options—.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury Notes,		
4.25%, 8/15/2015, November 2005 @ 100.093	595,000	46
Put Options		
U.S. Treasury Notes,		
4.00%, 9/30/2007, November 2005 @ 99.468	2,800,000	6,916
U.S. Treasury Notes,		
4.125%, 5/15/2015, November 2005 @ 97.843	605,000	8,413
Total Options		
(cost $17,377)		**15,375**

Other Investment—13.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $22,275,000)	22,275,000 i	**22,275,000**

Investment of Cash Collateral for Securities Loaned—.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $274,000)	274,000 [i]	**274,000**
Total Investments (cost $171,656,433)	**109.6%**	**182,216,978**
Liabilities, Less Cash and Receivables	**(9.6%)**	**(15,916,615)**
Net Assets	**100.0%**	**166,300,363**

ADR—American Depository Receipts.

SEK—Swedish Krona

[a] *Non-income producing.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be sold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005 these securities amounted to $3,018,045 or 1.8% of net assets.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *All or a portion of these securities are on loan. At October 31, 2005, the total market value of the fund's securities on loan is $263,685 and the total market value of the collateral held by the fund is $274,000.*

[e] *Principal amount stated in U.S. Dollars unless otherwise noted.*

[f] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

[g] *Held by a broker in a segregated account for open financial futures.*

[h] *Purchased on a forward commitment basis.*

[i] *Investments in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government Agencies/		Consumer Services	6.3
Mortgage-Backed	10.8	U.S. Government & Agencies	5.9
Financial Services	13.8	Industrial	5.8
Short-Term/		Utilities	4.1
Money Market Investments	13.6	Banking	3.7
Health Care	8.8	Futures	.1
Technology	7.8	Other	16.2
Energy	6.5		
Capital Goods	6.3		**109.7**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2005 ($)
Financial Futures Long				
U.S. Treasury 2 year Note	10	2,052,031	December 2005	(10,045)
U.S. Treasury 5 year Note	5	529,453	December 2005	(6,523)
Financial Futures Short				
U.S. Treasury 10 year Note	23	(2,494,422)	December 2005	78,100
U.S. Treasury 30 year Bond	9	(1,007,719)	December 2005	31,272
				92,804

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

October 31, 2005

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury Notes, 4.25%, 8/15/2005, November 2005 @ 101.546	1,190,000	(46)
U.S. Treasury Notes, 4.25%, 8/15/2005, December 2005 @ 102.796	1,165,000	(57)
Put Options		
U.S. Treasury Notes, 4%, 9/30/2007, November 2005 @ 99.23	5,600,000	(5,870)
U.S. Treasury Notes, 4.125%, 5/15/2015, November 2005 @ 96.328	1,210,000	(3,498)
U.S. Treasury Notes, 4.25%, 8/15/2015, December 2005 @ 98.046 (premiums received 26,479)	1,165,000	(13,351) **(22,822)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan valued at $263,685)–Note 1(c):		
Unaffiliated issuers	149,107,433	159,667,978
Affiliated issuers	22,549,000	22,549,000
Receivable for investment securities sold		961,746
Dividends and interest receivable		594,512
Unrealized appreciation on forward currency exchange contracts–Note 4		78,378
Receivable for shares of Capital Stock subscribed		20,571
		183,872,185
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		178,949
Cash overdraft due to Custodian		2,652
Payable for open mortgage-backed dollar rolls		15,058,338
Payable for investment securities purchased		1,617,341
Payable for shares of Capital Stock redeemed		415,517
Liability for securities on loan–Note 1(c)		274,000
Outstanding options written, at value (premiums received $26,479)–See Statement of Options Written		22,822
Payable for futures variation margin–Note 4		2,203
		17,571,822
Net Assets ($)		**166,300,363**
Composition of Net Assets ($):		
Paid-in capital		357,975,000
Accumulated undistributed investment income–net		1,188,753
Accumulated net realized gain (loss) on investments		(203,597,913)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions (including $92,804 net unrealized appreciation on financial futures)		10,734,523
Net Assets ($)		**166,300,363**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	87,327,769	34,654,891	11,734,687	32,389,879	193,137
Shares Outstanding	6,941,343	2,765,212	933,153	2,572,667	15,366
Net Asset Value Per Share ($)	**12.58**	**12.53**	**12.58**	**12.59**	**12.57**

See notes to financial statements.

Year Ended October 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $15,578 foreign taxes withheld at source):	
Unaffiliated issuers	3,095,738
Affiliated issuers	414,802
Interest	2,485,306
Income from securities lending	4,856
Total Income	**6,000,702**
Expenses:	
Management fee–Note 3(a)	1,974,813
Distribution and service plan fees–Note 3(b)	932,755
Loan commitment fees–Note 2	1,369
Total Expenses	**2,908,937**
Less–reduction in management fee due to undertaking–Note 3(a)	(250,426)
Net Expenses	**2,658,511**
Investment Income–Net	**3,342,191**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	24,072,005
Net realized gain (loss) on financial futures	46,925
Net realized gain (loss) on forward currency exchange contracts	(5,775)
Net realized gain (loss) on options transactions	3,962
Net Realized Gain (Loss)	**24,117,117**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions (including $92,804 net unrealized appreciation on financial futures)	(17,607,208)
Net Realized and Unrealized Gain (Loss) on Investments	**6,509,909**
Net Increase in Net Assets Resulting from Operations	**9,852,100**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income–net	3,342,191	3,278,450
Net realized gain (loss) on investments	24,117,117	16,242,094
Net unrealized appreciation (depreciation) on investments	(17,607,208)	(4,559,373)
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,852,100**	**14,961,171**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,957,022)	(1,593,781)
Class B shares	(900,012)	(616,845)
Class C shares	(205,924)	(122,547)
Class R shares	(940,510)	(1,676,548)
Class T shares	(4,198)	(3,622)
Total Dividends	**(4,007,666)**	**(4,013,343)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	40,018,055	28,703,307
Class B shares	2,001,753	4,328,838
Class C shares	867,455	2,035,294
Class R shares	4,477,526	21,794,470
Class T shares	44,417	85,353
Dividends reinvested:		
Class A shares	1,324,548	1,038,390
Class B shares	723,626	490,306
Class C shares	119,941	70,625
Class R shares	925,812	1,670,880
Class T shares	4,010	3,347
Cost of shares redeemed:		
Class A shares	(54,858,784)	(63,587,557)
Class B shares	(48,177,074)	(33,934,852)
Class C shares	(6,064,673)	(6,719,516)
Class R shares	(28,753,500)	(71,578,657)
Class T shares	(109,117)	(169,288)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(87,456,005)**	**(115,769,060)**
Total Increase (Decrease) in Net Assets	**(81,611,571)**	**(104,821,232)**
Net Assets ($):		
Beginning of Period	247,911,934	352,733,166
End of Period	**166,300,363**	**247,911,934**
Undistributed investment income–net	1,188,753	1,422,498

	Year Ended October 31,	
	2005	2004
Capital Share Transactions:		
Class A [a]		
Shares sold	3,176,309	2,343,349
Shares issued for dividends reinvested	105,557	86,481
Shares redeemed	(4,345,030)	(5,228,334)
Net Increase (Decrease) in Shares Outstanding	**(1,063,164)**	**(2,798,504)**
Class B [a]		
Shares sold	159,579	353,483
Shares issued for dividends reinvested	57,781	40,940
Shares redeemed	(3,834,547)	(2,782,403)
Net Increase (Decrease) in Shares Outstanding	**(3,617,187)**	**(2,387,980)**
Class C		
Shares sold	68,701	165,695
Shares issued for dividends reinvested	9,543	5,876
Shares redeemed	(480,050)	(549,861)
Net Increase (Decrease) in Shares Outstanding	**(401,806)**	**(378,290)**
Class R		
Shares sold	355,266	1,750,591
Shares issued for dividends reinvested	73,958	139,050
Shares redeemed	(2,275,189)	(5,838,704)
Net Increase (Decrease) in Shares Outstanding	**(1,845,965)**	**(3,949,063)**
Class T		
Shares sold	3,501	7,011
Shares issued for dividends reinvested	320	278
Shares redeemed	(8,686)	(13,946)
Net Increase (Decrease) in Shares Outstanding	**(4,865)**	**(6,657)**

[a] *During the period ended October 31 2005, 907,451 Class B shares representing $11,350,315 were automatically converted to 905,198 Class A shares and during the period ended October 31, 2004, 918,817 Class B shares representing $11,247,441 were automatically converted to 916,217 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	12.31	11.90	10.73	12.44	15.23
Investment Operations:					
Investment income—net[a]	.24	.15	.09	.13	.22
Net realized and unrealized gain (loss) on investments	.29	.43	1.19	(1.68)	(2.71)
Total from Investment Operations	.53	.58	1.28	(1.55)	(2.49)
Distributions:					
Dividends from investment income—net	(.26)	(.17)	(.11)	(.16)	(.30)
Net asset value, end of period	12.58	12.31	11.90	10.73	12.44
Total Return (%)[b]	4.36	4.90	12.05	(12.62)	(16.65)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.25	1.25	1.25	1.25	1.25
Ratio of net expenses to average net assets	1.12	1.18	1.25	1.25	1.25
Ratio of net investment income to average net assets	1.88	1.20	.86	1.06	1.57
Portfolio Turnover Rate	246.46[c]	215.48	305.24	268.17	150.98
Net Assets, end of period ($ x 1,000)	87,328	98,546	128,519	178,679	290,331

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] The portfolio turnover rate excluding mortgage dollar roll transaction for the period ended October 31, 2005 was 197.43%.
See notes to financial statements.

Class B Shares	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	12.26	11.85	10.69	12.40	15.18
Investment Operations:					
Investment income—net [a]	.14	.05	.01	.04	.11
Net realized and unrealized gain (loss) on investments	.30	.44	1.19	(1.68)	(2.70)
Total from Investment Operations	.44	.49	1.20	(1.64)	(2.59)
Distributions:					
Dividends from investment income—net	(.17)	(.08)	(.04)	(.07)	(.19)
Net asset value, end of period	12.53	12.26	11.85	10.69	12.40
Total Return (%) [b]	3.58	4.13	11.21	(13.29)	(17.27)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.00	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets	1.88	1.93	2.00	2.00	2.00
Ratio of net investment income to average net assets	1.18	.44	.12	.31	.83
Portfolio Turnover Rate	246.46[c]	215.48	305.24	268.17	150.98
Net Assets, end of period ($ x 1,000)	34,655	78,262	103,904	118,415	174,172

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] The portfolio turnover rate excluding mortgage dollar roll transaction for the period ended October 31, 2005 was 197.43%.

See notes to financial statements.

| | | Year Ended October 31, | | |
Class C Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	12.30	11.89	10.73	12.45	15.23
Investment Operations:					
Investment income—net [a]	.14	.05	.01	.04	.12
Net realized and unrealized gain (loss) on investments	.31	.44	1.19	(1.69)	(2.71)
Total from Investment Operations	.45	.49	1.20	(1.65)	(2.59)
Distributions:					
Dividends from investment income—net	(.17)	(.08)	(.04)	(.07)	(.19)
Net asset value, end of period	12.58	12.30	11.89	10.73	12.45
Total Return (%) [b]	3.57	4.20	11.17	(13.32)	(17.26)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.00	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets	1.87	1.93	2.00	2.00	2.00
Ratio of net investment income to average net assets	1.15	.45	.11	.31	.83
Portfolio Turnover Rate	246.46[c]	215.48	305.24	268.17	150.98
Net Assets, end of period ($ x 1,000)	11,735	16,426	20,370	25,970	43,451

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] The portfolio turnover rate excluding mortgage dollar roll transaction for the period ended October 31, 2005 was 197.43%.

See notes to financial statements.

	Year Ended October 31,				
Class R Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	12.32	11.91	10.74	12.45	15.24
Investment Operations:					
Investment income—net [a]	.27	.18	.12	.16	.25
Net realized and unrealized gain (loss) on investments	.29	.43	1.19	(1.68)	(2.71)
Total from Investment Operations	.56	.61	1.31	(1.52)	(2.46)
Distributions:					
Dividends from investment income—net	(.29)	(.20)	(.14)	(.19)	(.33)
Net asset value, end of period	12.59	12.32	11.91	10.74	12.45
Total Return (%)	4.61	5.25	12.19	(12.38)	(16.43)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net expenses to average net assets	.87	.93	1.00	1.00	1.00
Ratio of net investment income to average net assets	2.22	1.46	1.10	1.31	1.83
Portfolio Turnover Rate	246.46[b]	215.48	305.24	268.17	150.98
Net Assets, end of period ($ x 1,000)	32,390	54,429	99,620	234,741	300,882

[a] *Based on average shares outstanding at each month end.*
[b] *The portfolio turnover rate excluding mortgage dollar roll transaction for the period ended October 31, 2005
   was 197.43%.*

See notes to financial statements.

			Year Ended October 31,		
Class T Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	12.30	11.88	10.72	12.43	15.21
Investment Operations:					
Investment income—net[a]	.21	.12	.07	.10	.18
Net realized and unrealized gain (loss) on investments	.29	.44	1.18	(1.68)	(2.70)
Total from Investment Operations	.50	.56	1.25	(1.58)	(2.52)
Distributions:					
Dividends from investment income—net	(.23)	(.14)	(.09)	(.13)	(.26)
Net asset value, end of period	12.57	12.30	11.88	10.72	12.43
Total Return (%)[b]	4.10	4.73	11.69	(12.86)	(16.82)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.50	1.50	1.50	1.50	1.50
Ratio of net expenses to average net assets	1.37	1.43	1.50	1.50	1.50
Ratio of net investment income to average net assets	1.66	.95	.62	.78	1.31
Portfolio Turnover Rate	246.46[c]	215.48	305.24	268.17	150.98
Net Assets, end of period ($ x 1,000)	193	249	320	451	1,074

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
[c]   *The portfolio turnover rate excluding mortgage dollar roll transaction for the period ended October 31, 2005*
       was 197.43%.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Balanced Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to outperform an unmanaged hybrid index, 60% of which is the Standard & Poor's 500 Composite Stock Price Index and 40% of which is the Lehman Brothers U.S. Aggregate Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. The fund is authorized to issue 50 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C and Class R and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and /or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution fee or service fee. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are

translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Debt securities (excluding short-term investments (other than U.S. Treasury Bills) and financial futures) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the fund securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

(b) Foreign currency transactions: Each portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,293,954, accumulated capital losses $202,797,476 and unrealized appreciation $9,828,885.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $86,388,163 of the carryover expires in fiscal 2009, $72,687,006 expires in fiscal 2010 and $43,722,307 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: ordinary income $4,007,666 and $4,013,343, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences primarily due to the tax treatment of treasury inflation protected securities and foreign exchange gains and losses, the fund increased accumulated undistributed investment income–net by $431,730

and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassifaction.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a reg-

ularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager had agreed from November 1, 2004 through April 4, 2005 to waive receipt of a portion of the fund's management fee, in the amount of .10% of the value of the fund's average daily net assets. The Manager has agreed from April 5, 2005 through April 4, 2006 to waive receipt of a portion of the fund's management fee, in the amount of .15% of the value of the fund's average daily net assets. The

reduction in management fee pursuant to the undertaking, amounted to $250,426 during the period ended October 31, 2005.

During the period ended October 31, 2005, the Distributor retained $8,337 and $44 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $155,237 and $5,188 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2005, Class A, Class B, Class C and Class T shares were charged $227,228, $422,783, $105,602 and $507, respectively, pursuant to their respective Plans. During the period ended October 31, 2005 Class B, Class C and Class T shares were charged $140,927, $35,201 and $507, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the statement of Assets and Liabilities consist of: management fees $141,782, Rule 12b-1 distribution plan fees $48,459 and shareholder services plan fees $9,975, which are offset against an expense reimbursement currently in effect in the amount of $21,267.

(c) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts and options transactions during the period ended October 31, 2005, amounted to $477,863,298 and $573,764,067, respectively, of which $95,073,101 in purchases and $95,201,050 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these

deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2005, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended October 31, 2005:

| | Face Amount Covered by Contracts ($) | Premiums Received ($) | Options Terminated | |
Options Written:			Cost ($)	Net Realized Gain/(Loss) ($)
Contracts outstanding October 31, 2004	–	–	–	–
Contracts written	17,420,000	68,893		
Contracts terminated:				
Closed	1,600,000	8,625	22,000	(13,375)
Expired	5,490,000	33,789	–	33,789
Contracts outstanding October 31, 2005	**10,330,000**	**26,479**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2005:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation ($)
Sales:				
Swedish Krona, expiring 12/21/2005	9,730,000	1,305,952	1,227,574	78,378

At October 31, 2005, the costs of investments for federal income tax purposes was $172,390,889; accordingly, accumulated net unrealized appreciation on investments was $9,826,089, consisting of $14,100,130 gross unrealized appreciation and $4,274,041 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Balanced Fund (the "Fund") of the The Dreyfus/Laurel Funds, Inc., including the statements of investments, financial futures, and options written, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian and brokers, or by other appropriate auditing procedures which replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Balanced Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 78.74% of the ordinary dividends paid during the fiscal year ended October 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $2,589,263 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Balanced Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0342AR1005

Dreyfus Premier Limited Term Income Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Contents

THE FUND

FOR MORE INFORMATION

Dreyfus Premier
Limited Term Income Fund

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Limited Term Income Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Chris Pellegrino.

Although bond yields recently started creeping upward, long-term bond yield spreads remained relatively narrow compared to short-term bond yields throughout the reporting period — despite historical norms. In fact, long-term bond yields generally declined during the first half of the reporting period. Low inflation expectations among U.S. investors and robust demand from overseas investors appear to have helped longer-term bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Chris Pellegrino, CFA, Portfolio Manager

How did Dreyfus Premier Limited Term Income Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005 the fund achieved total returns of 0.88% for Class A shares, 0.29% for Class B shares, 0.34% for Class C shares and 1.03% for Class R shares.[1] The fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), produced a total return of 1.13% for the same period.[2]

Longer-term fixed-income securities retained much of their value over the reporting period as low inflation expectations and robust investor demand offset the potentially eroding effects of rising short-term interest rates. The fund produced lower returns than its benchmark, primarily due to fund fees and expenses that are not reflected by the Index.

What is the fund's investment approach?

The fund's goal is to provide shareholders with as high a level of current income as is consistent with safety of principal and maintenance of liquidity. To pursue its goal, the fund invests primarily in various types of U.S. and foreign investment-grade bonds, including government bonds, mortgage-backed securities and corporate debt.

When choosing securities for the fund, we conduct extensive research into the credit history and current financial strength of investment-grade bond issuers. We also examine such factors as the long-term outlook for the industry in which the issuer operates, the economy, the bond market and the maturity of the securities. Generally speaking, bonds with longer maturities tend to offer higher yields but also can be expected to fluctuate more in price than their short-term counterparts. Although the portfolio manager may invest in individual bonds with different remaining maturities, the fund's dollar-weighted average portfolio maturity will be no more than 10 years.

What other factors affected the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates at each of eight meetings of its Federal Open Market Committee over the reporting period, driving the overnight federal funds rate from 1.75% at the start of the reporting period to 3.75% at the end. On November 1, 2005, just one day after the close of the reporting period, the Fed acted again, raising the federal funds rate to 4%.

As expected, rising interest rates eroded prices of short-term fixed-income securities. Contrary to previous tightening cycles, however, prices of most longer-term bonds rose, and the yield of the 10-year U.S. Treasury bond ended the reporting period close to where it began. We attribute the remarkable resilience of long-term Treasury yields to an excess of global savings, as evidenced by sizeable foreign purchases. At the same time, longer-maturity bonds benefited from the Fed's inflation-fighting credibility, which has resulted in lower inflation expectations among investors.

Corporate bonds began the reporting period with yield differences relative to U.S. Treasuries well below historical norms, leaving little room for disappointment. Indeed, the corporate bond market sold off sharply in March and April when major U.S. automotive companies released disappointing financial results, and their unsecured debt was downgraded to below investment grade. However, by the end of the reporting period, the corporate bond market made up much of the ground it had lost, as investor demand for higher-yielding securities remained robust.

In this environment, the fund achieved strong returns from its over-weighted position in corporate bonds, including an emphasis toward the lower end of the investment-grade range. Corporate bonds recovered quickly after the downgrades of General Motors and Ford Motor Company to the high yield category. The fund benefited from its relatively light holdings of bonds from automobile companies in the spring, as well as from subsequent purchases of bonds from General

Motors's financing subsidiary, which rebounded during the summer. The fund also received positive contributions from its holdings of Treasury Inflation-Protected Securities (TIPs), which benefited from inflation accruals to principal.

We set the fund's average duration — a measure of sensitivity to changing interest rates — in a range that was modestly shorter than industry averages. Although this positioning resulted in only modest overall results during the reporting period, we believe it successfully protected the fund from the full brunt of the potentially eroding effects of rising interest rates. However, we also adopted a "barbell" yield curve strategy in which U.S. Treasury bonds with maturities of 20 to 25 years were balanced by securities with five-year maturities, enabling the fund to participate in strength at the longer end of the range.

What is the fund's current strategy?

In light of recent reports of stronger-than-expected economic data, many analysts expect the Fed to continue raising short-term interest rates. Accordingly, we have continued to maintain a relatively defensive posture, including a modestly short average duration, as well as an emphasis on corporate bonds that, in our view, offer the best potential to benefit from improving business conditions. In our view, these are prudent strategies until it becomes clearer to us that inflation remains subdued and the Fed is nearing the end of its credit-tightening campaign.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Limited Term Income Fund Class A shares, Class B shares, Class C shares and Class R shares and the Lehman Brothers U.S. Aggregate Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B, Class C and Class R shares of Dreyfus Premier Limited Term Income Fund on 10/31/95 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all share classes. The Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities, and asset-backed securities. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/05*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (3.0%)	(2.17)%	4.70%	4.97%
without sales charge	0.88%	5.34%	5.30%
Class B shares			
with applicable redemption charge †	(2.59)%	4.80%	5.00%
without redemption	0.29%	4.80%	5.00%
Class C shares			
with applicable redemption charge ††	(0.38)%	4.79%	4.63%
without redemption	0.34%	4.79%	4.63%
Class R shares	1.03%	5.59%	5.55%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

†   The maximum contingent deferred sales charge for Class B shares is 3%. After six years Class B shares convert to Class A shares.

††   The maximum contingent deferred sales charge for Class C shares is .75% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Limited Term Income Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R
Expenses paid per $1,000†	$ 4.28	$ 6.79	$ 6.79	$ 3.02
Ending value (after expenses)	$999.60	$996.30	$996.00	$1,000.00

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R
Expenses paid per $1,000†	$ 4.33	$ 6.87	$ 6.87	$ 3.06
Ending value (after expenses)	$1,020.92	$1,018.40	$1,018.40	$1,022.18

† *Expenses are equal to the fund's annualized expense ratio of .85% for Class A, 1.35% for Class B, 1.35% for Class C and .60% for Class R, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

Bonds and Notes—122.7%	Principal Amount[a]	Value ($)
Aerospace & Defense—.5%		
Raytheon,		
Sr. Notes, 5.375%, 2013	230,000	**232,238**
Agriculture—.6%		
Altria,		
Notes, 7%, 2013	280,000	**303,782**
Asset-Backed Ctfs./Automobile Receivables—4.4%		
Ford Credit Auto Owner Trust:		
Ser. 2004-A, Cl. C, 4.19%, 2009	100,000	98,607
Ser. 2005-B, Cl. B, 4.64%, 2010	225,000	222,624
Honda Auto Receivables Owner Trust,		
Ser. 2003-2, Cl. A3, 1.69%, 2007	23,554	23,460
Hyundai Auto Receivables Trust,		
Ser. 2004-A, Cl. B, 3.46%, 2011	80,000	77,815
National City Auto Receivables Trust,		
Ser. 2004-A, Cl. A3, 2.11%, 2008	124,524	123,081
Nissan Auto Receivables Owner Trust,		
Ser. 2003-C, Cl. A4, 2.7%, 2007	320,000	316,296
USAA Auto Owner Trust:		
Ser. 2004-1, Cl. A3, 2.06%, 2008	541,438	535,017
Ser. 2004-2, Cl. A4, 3.58%, 2011	255,000	249,851
Volkswagen Auto Loan Enhanced Trust,		
Ser. 2003-1, Cl. A3, 1.49%, 2007	63,275	62,895
WFS Financial Owner Trust:		
Ser. 2004-3, Cl. B, 3.51%, 2012	109,165	106,813
Ser. 2004-4, Cl. C, 3.21%, 2012	175,875	172,447
Whole Auto Loan Trust,		
Ser. 2003-1, Cl. A4, 2.58%, 2010	180,000	176,365
		2,165,271
Asset-Backed Ctfs./Credit Cards—.5%		
Capital One Multi-Asset Execution Trust,		
Ser. 2004-C1, Cl. C1, 3.4%, 2009	250,000	**244,074**
Asset-Backed Ctfs./Home Equity Loans—6.8%		
ACE Securities:		
Ser. 2005-HE1, Cl. A2A, 4.16%, 2035	287,414 [b]	287,639
Ser. 2005-HE2, Cl. A2A, 4.13%, 2035	210,249 [b]	210,398
Accredited Mortgage Loan Trust,		
Ser. 2005-1 Cl. A2A, 4.14%, 2035	263,558 [b]	263,762
Ameriquest Mortgage Securities:		
Ser. 2003-8, Cl. AF3, 4.37%, 2033	65,000	64,821
Ser. 2003-11, Cl. AF6, 5.14%, 2034	55,000	54,721

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Asset-Backed Ctfs./Home Equity Loans (continued)		
Bayview Financial Acquisition Trust,		
Ser. 2005-B, Cl. 1A6, 5.208%, 2039	145,000	140,877
Bear Stearns Asset-Backed Securities:		
Ser. 2005-HE2, Cl. 1A1, 4.15%, 2035	307,020 [b]	307,275
Ser. 2005-HE3, Cl. 1A1, 4.12%, 2035	266,572 [b]	266,784
CS First Boston Mortgage Securities,		
Ser. 2005-FIX1, Cl. A5, 4.9%, 2035	290,000	283,010
Chec Loan Trust,		
Ser. 2004-2, Cl. A1, 4.21%, 2025	62,068 [b]	62,113
Fremont Home Loan Trust,		
Ser. 2005-1, Cl. 2A1, 4.14%, 2035	263,385 [b]	263,649
Merrill Lynch Mortgage Investors,		
Ser. 2005-NC1, Cl. A2A, 4.15%, 2035	95,512 [b]	95,584
Residential Asset Securities:		
Ser. 2002-KS4, Cl. AIIB, 4.29%, 2032	307,720 [b]	308,388
Ser. 2004-KS10, Cl. AI1, 4.21%, 2013	65,601 [b]	65,652
Ser. 2005-EMX1, Cl. AI1, 4.14%, 2035	359,201 [b]	359,476
Ser. 2005-EMX3, Cl. M1, 4.47%, 2035	300,000 [b]	300,303
		3,334,452
Asset-Backed Ctfs./Manufactured Housing−.4%		
Green Tree Financial,		
Ser. 1994-7, Cl. M1, 9.25%, 2020	178,744	**188,400**
Asset-Backed Ctfs./Other−4.2%		
Ameriquest Mortgage Securities,		
Ser. 2005-R1, Cl. A3A, 4.14%, 2035	123,999 [b]	124,098
Countrywide Asset-Backed Certificates:		
Ser. 2004-14, Cl. A1, 4.18%, 2035	19,417 [b]	19,431
Ser. 2005-2, Cl. 2A1, 4.13%, 2035	293,325 [b]	293,351
Merrill Lynch Mortgage Investors,		
Ser. 2005-WMC1, Cl. A2A, 4.14%, 2035	155,463 [b]	155,588
Morgan Stanley ABS Capital I,		
Ser. 2005-WMC2, Cl. A2A, 4.12%, 2035	262,328 [b]	262,514
Park Place Securities,		
Ser. 2005-WHQ1, Cl. A3A, 4.15%, 2035	192,442 [b]	192,607
Residential Asset Mortgage Products:		
Ser. 2003-RS9, Cl. MI1, 5.8%, 2033	105,000	104,684
Ser. 2004-RS8, Cl. AI2, 3.81%, 2026	120,000	119,423
Ser. 2004-RS9, Cl. AI2, 3.675%, 2026	90,000	89,371
Ser. 2004-RS12, Cl. AII1, 4.17%, 2027	147,111 [b]	147,252
Ser. 2005-RS2, Cl. AII1, 4.15%, 2035	283,865 [b]	284,133

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Asset-Backed Ctfs./Other (continued)		
Specialty Underwriting & Residential Finance:		
Ser. 2004-BC4, Cl. A2A, 4.19%, 2035	160,450 [b]	160,579
Ser. 2005-BC1, Cl. A1A, 4.15%, 2035	101,691 [b]	101,762
		2,054,793
Automotive−.4%		
DaimlerChrysler:		
Notes, 4.875%, 2010	65,000	63,089
Notes, 7.3%, 2012	110,000	117,938
		181,027
Banking−3.3%		
Chuo Mitsui Trust & Banking,		
Sub. Notes, 5.506%, 2049	270,000 [b,c]	256,112
Crestar Capital Trust I,		
Capital Securities, 8.16%, 2026	120,000	128,200
Nordea Bank,		
Bonds, 5.424%, 2049	130,000 [b,c]	128,296
Resona Bank,		
Notes, 5.85%, 2049	125,000 [b,c]	120,884
SouthTrust,		
Sub. Notes, 5.8%, 2014	100,000	103,165
Sovereign Bancorp,		
Sr. Notes, 4.8%, 2010	60,000 [c]	59,003
Sumitomo Mitsui Banking,		
Notes, 5.625%, 2049	145,000 [b,c]	142,090
Wachovia,		
Sub. Notes, 5.25%, 2014	75,000	74,916
Washington Mutual,		
Sub. Notes, 4.625%, 2014	315,000	296,758
Wells Fargo Capital I:		
Capital Securities, Ser. B, 7.95%, 2026	60,000 [c]	63,865
Capital Securities, Ser. I, 7.96%, 2026	115,000	122,517
Zions Bancorp,		
Sub. Notes, 6%, 2015	100,000	104,426
		1,600,232
Chemicals−.1%		
Lubrizol,		
Sr. Notes, 4.625%, 2009	50,000	**48,777**

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Commercial Mortgage Pass-Through Ctfs.−7.5%		
Bear Stearns Commercial Mortgage Securities:		
Ser. 1999-WF2, Cl. A1, 6.8%, 2031	60,511	61,610
Ser. 2003-T12, Cl. A4, 4.68%, 2039	200,000	193,208
Ser. 2004-PWR5, Cl. A3, 4.565%, 2042	110,000	106,907
Ser. 2005-T18, Cl. A2, 4.556%, 2042	85,000	83,374
CS First Boston Mortgage Securities,		
Ser. 2001-CF2, Cl. A4, 6.505%, 2034	200,000	211,564
Calwest Industrial Trust,		
Ser. 2002-CALW, Cl. A, 6.127%, 2017	175,000 [c]	184,000
Capco America Securitization,		
Ser. 1998-D7, Cl. A1B, 6.26%, 2030	700,000	723,151
Crown Castle Towers,		
Ser. 2005-1A, Cl. D, 5.612%, 2035	65,000 [c]	63,545
DLJ Commercial Mortgage:		
Ser. 1998-CF2, Cl. A1B, 6.24%, 2031	270,000	279,249
Ser. 1999-CG1, Cl. A1B, 6.46%, 2032	370,000	385,407
First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust,		
Ser. 1998-C2, Cl. A2, 6.56%, 2035	277,076	285,761
J.P. Morgan Commercial Mortgage Finance,		
Ser. 2000-C10, Cl. A2, 7.371%, 2032	290,000	312,579
LB Commercial Conduit Mortgage Trust,		
Ser. 1999-C1, Cl. B, 6.93%, 2031	150,000	159,186
Mach One Trust Commercial Mortgage-Backed,		
Ser. 2004-1A, Cl. A1, 3.89%, 2040	204,187 [c]	199,162
Morgan Stanley Capital I,		
Ser. 1998-WFI, Cl. A2, 6.55%, 2030	411,234	422,617
		3,671,320
Commercial Services−.7%		
Aramark Services:		
Notes, 5%, 2012	105,000	101,275
Sr. Notes, 6.375%, 2008	135,000	138,558
R.R. Donnelley & Sons,		
Notes, 4.95%, 2014	125,000	118,278
		358,111
Diversified Financial Services−10.2%		
Amvescap:		
Notes, 5.375%, 2014	150,000	146,108
Sr. Notes, 5.9%, 2007	130,000	131,009

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Diversified Financial Services (continued)		
Boeing Capital, Sr. Notes, 7.375%, 2010	175,000	193,018
CIT, Sr. Notes, 3.94%, 2008	205,000 [b]	205,271
Citigroup, Sub. Notes, 5%, 2014	185,000	181,489
Fondo LatinoAmericano De Reservas, Notes, 3%, 2006	145,000 [c]	143,194
Ford Motor Credit, Notes, 6.625%, 2008	255,000 [d]	244,677
General Electric Capital, Notes, Ser. A, 6.125%, 2011	295,000	309,490
Glencore Funding, Notes, 6%, 2014	180,000 [c]	166,070
Goldman Sachs, Notes, 5.25%, 2013	115,000	114,339
HSBC Finance: Notes, 6.75%, 2011	265,000	285,126
Sr. Notes, 4.625%, 2010	125,000	122,129
International Lease Finance, Notes, 4.75%, 2012	145,000	140,102
J.P. Morgan Chase & Co., Sub. Notes, 5.15%, 2015	370,000	361,179
Jefferies, Sr. Notes, 7.75%, 2012	250,000	276,933
John Deere Capital, Notes, Ser. D, 4.875%, 2010	290,000	288,018
MBNA, Notes, 6.125%, 2013	375,000	394,987
Merrill Lynch & Co., Notes, Ser. C, 4.79%, 2010	140,000	137,983
Morgan Stanley, Sub. Notes, 4.75%, 2014	250,000	236,236
Pearson Dollar Finance, Notes, 4.7%, 2009	200,000 [c]	196,753
Residential Capital: Notes, 5.385%, 2007	510,000 [b,c]	515,124
Sr. Notes, 6.375%, 2010	210,000 [c]	213,519
		5,002,754

Bonds and Notes *(continued)*		Principal Amount[a]	Value ($)
Drugs & Pharmaceuticals—.3%			
Wyeth,			
Notes, 5.5%, 2014		125,000	**126,101**
Entertainment/Leisure—.3%			
Carnival,			
Notes, 3.75%, 2007		140,000	**136,978**
Environmental Control—.4%			
Oakmont Asset Trust,			
Notes, 4.514%, 2008		155,000 [c]	151,292
Republic Services,			
Notes, 6.086%, 2035		35,000	35,241
			186,533
Food & Beverages—.9%			
H.J. Heinz,			
Bonds, 6.189%, 2005		290,000 [b,c]	290,336
Safeway,			
Sr. Notes, 4.95%, 2010		135,000	130,641
			420,977
Foreign Government—4.0%			
Russia Government International Bond,			
Notes, 10%, 2007		455,000	491,218
Sweden Government Bond,			
Bonds, Ser. 1045, 5.25%, 2011	SEK	10,535,000	1,472,990
			1,964,208
Health Care—.1%			
Quest Diagnostics,			
Notes, 5.125%, 2010		70,000 [c]	**69,939**
Industrial—.6%			
Tyco International,			
Notes, 6%, 2013		295,000	**306,502**
Insurance—1.0%			
AON Capital Trust,			
Capital Securities, 8.205%, 2027		115,000	129,611
Assurant,			
Sr. Notes, 6.75%, 2034		35,000	36,848
MBIA,			
Sr. Notes, 5.7%, 2034		35,000	33,392

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Insurance (continued)		
MetLife,		
Sr. Notes, 5%, 2015	260,000	253,119
Prudential Financial,		
Sr. Notes, 4.104%, 2006	45,000 [b]	44,554
		497,524
Media—1.2%		
Clear Channel Communications,		
Sr. Notes, 7.65%, 2010	175,000	187,454
Comcast Cable Communications,		
Sr. Notes, 6.75%, 2011	250,000	264,362
Univision Communications,		
Sr. Notes, 2.875%, 2006	135,000	132,218
		584,034
Mining & Metals—.3%		
Falconbridge:		
Bonds, 5.375%, 2015	25,000	23,901
Notes, 6%, 2015	105,000	105,120
		129,021
Oil & Gas—.3%		
ONEOK,		
Notes, 5.2%, 2015	135,000	**131,370**
Paper & Forest Products—.5%		
Celulosa Arauco y Constitucion,		
Notes, 5.625%, 2015	115,000 [c]	111,925
International Paper,		
Notes, 5.85%, 2012	65,000 [b,d]	65,203
Weyerhaeuser,		
Notes, 6.75%, 2012	60,000	63,616
		240,744
Pipelines—.6%		
Buckeye Partners,		
Notes, 5.3%, 2014	145,000	142,415
Enbridge Energy Partners,		
Sr. Notes, 6.3%, 2034	130,000	129,473
		271,888

STATEMENT OF INVESTMENTS *(continued)*

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Real Estate Investment Trusts−3.6%		
Archstone-Smith Operating Trust,		
Sr. Notes, 5.25%, 2015	175,000	171,360
Arden Realty:		
Notes, 5.2%, 2011	140,000	137,031
Notes, 5.25%, 2015	25,000	24,167
Boston Properties,		
Sr. Notes, 6.25%, 2013	140,000	146,181
Duke Realty,		
Sr. Notes, 5.25%, 2010	300,000	300,620
EOP Operating,		
Bonds, 7.875%, 2031	250,000	293,155
ERP Operating,		
Notes, 5.125%, 2016	75,000	72,885
Healthcare Realty Trust,		
Sr. Notes, 5.125%, 2014	200,000	190,008
Mack-Cali Realty:		
Notes, 5.05%, 2010	100,000	98,673
Sr. Notes, 5.125%, 2015	70,000	67,572
Regency Centers,		
Bonds, 5.25%, 2015	105,000 [c]	101,969
Simon Property:		
Notes, 4.6%, 2010	50,000	48,880
Notes, 5.625%, 2014	135,000	135,682
		1,788,183
Residential Mortgage Pass-Through Ctfs.−3.8%		
Banc of America Mortgage Securities,		
Ser. 2004-F, Cl. 2A7, 4.16%, 2034	313,421 [b]	305,231
Citigroup Mortgage Loan Trust,		
Ser. 2005-WF1, Cl. A5, 5.01%, 2035	115,000	111,657
Nomura Asset Acceptance:		
Ser. 2005-AP1, Cl. 2A5, 4.855%, 2035	285,000	274,436
Ser. 2005-AP2, Cl. A5, 4.976%, 2035	190,000	183,635
Ser. 2005-WF1, Cl. 2A5, 5.159%, 2035	105,000	102,342
Opteum Mortgage Acceptance,		
Ser. 2005-1, Cl. A2, 4.18%, 2035	239,152 [b]	239,145
Structured Adjustable Rate Mortgage Loan Trust,		
Ser. 2005-8XS, Cl. A1, 4.14%, 2035	179,841 [b]	179,841

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)		
Washington Mutual:		
Ser. 2003-AR10, Cl. A6, 4.07%, 2033	125,000 [b]	122,060
Ser. 2004-AR7, Cl. A6, 3.95%, 2034	150,000 [b]	144,812
Ser. 2004-AR9, Cl. A7, 4.19%, 2034	195,000 [b]	190,774
		1,853,933
Retail−.3%		
CVS,		
Notes, 4%, 2009	60,000	57,758
Darden Restaurants,		
Sr. Notes, 4.875%, 2010	115,000	112,735
		170,493
Technology−.3%		
First Data,		
Sr. Notes, 4.5%, 2010	135,000	**132,781**
Telecommunications−2.5%		
BellSouth,		
Bonds, 6.55%, 2034	190,000	196,245
France Telecom,		
Notes, 8%, 2011	90,000 [b]	100,356
New Cingular Wireless Services,		
Sr. Notes, 7.875%, 2011	170,000	190,555
Sprint Capital,		
Notes, 8.75%, 2032	325,000	421,625
Telecom Italia Capital:		
Notes, 4.875%, 2010	80,000	78,435
Notes, 5.25%, 2015	70,000	67,513
Verizon Wireless Capital,		
Notes, 5.375%, 2006	170,000	170,984
		1,225,713
Transportation−.2%		
FedEx,		
Notes, 3.5%, 2009	70,000	66,890
Ryder System,		
Notes, 5%, 2012	45,000	42,473
		109,363

STATEMENT OF INVESTMENTS *(continued)*

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
U.S. Government−15.9%		
U.S. Treasury Bonds,		
5.25%, 11/15/2028	2,085,000	2,211,726
U.S. Treasury Inflation Protected Securities,		
3.375%, 1/15/2007	1,908,707 [d,e]	1,959,276
U.S. Treasury Notes:		
3.5%, 2/15/2010	175,000 [d]	168,479
3.625%, 4/30/2007	565,000 [d]	558,887
4.75%, 5/15/2014	2,820,000 [d]	2,856,124
		7,754,492
U.S. Government Agencies−1.4%		
Federal Farm Credit Bank,		
Bonds, 2.375%, 10/2/2006	400,000	392,328
Federal Home Loan Mortgage Corp.,		
Notes, 5.125%, 7/15/2012	300,000	304,890
		697,218
U.S. Government Agencies/Mortgage-Backed−41.2%		
Federal Home Loan Mortgage Corp.:		
4%, 10/1/2009	82,928	81,114
4.5%, 10/1/2009	138,616	137,446
5%, 6/1/2033	395,259	381,793
6%, 6/1/2012-2/1/2014	45,505	46,515
6.5%, 3/1/2011-9/1/2029	90,850	93,506
7%, 3/1/2012	27,375	28,538
7.5%, 12/1/2025-1/1/2031	58,751	62,243
8%, 10/1/2019-10/1/2030	32,315	34,314
8.5%, 7/1/2030	2,740	2,975
9%, 8/1/2030	4,842	5,345
Federal National Mortgage Association:		
4%, 5/1/2010	229,170	222,581
4.5%	1,500,000 [f]	1,449,375
4.5%, 6/1/2010-8/1/2018	954,096	926,541
5%	5,045,000 [f]	4,909,467
5%, 7/1/2011-10/1/2011	229,246	228,528
5.5%	5,735,000 [f]	5,706,666
5.5%, 12/1/2024-1/1/2034	1,122,219	1,111,774
6%	875,000 [f]	894,959
6%, 9/1/2013-2/1/2017	212,731	217,716
7%, 7/1/2015-5/1/2031	55,120	57,678
7.5%, 3/1/2012-3/1/2031	65,459	69,176
8%, 5/1/2013-3/1/2031	34,751	37,181
Grantor Trust,		
Ser. 2001-T11, Cl. B, 5.503%, 9/25/2011	210,000	216,408

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Government National Mortgage Association I:		
6%, 1/15/2029	64,116	65,339
6.5%, 9/15/2008-6/15/2029	93,177	96,882
7%, 8/15/2025-9/15/2031	77,494	81,627
7.5%, 12/15/2026-1/15/2031	26,306	27,887
8%, 1/15/2030-10/15/2030	22,554	24,119
8.5%, 4/15/2025-9/15/2030	11,733	12,868
9%, 10/15/2027	11,745	12,946
9.5%, 2/15/2025	7,734	8,588
Ser. 2003-64, Cl. A, 3.089%, 4/16/2024	102,774	100,635
Ser. 2004-9, Cl. A, 3.36%, 8/16/2022	244,946	234,938
Ser. 2004-23, Cl. B, 2.946%, 3/16/2019	250,000	237,952
Ser. 2004-25, Cl. AC, 3.377%, 1/16/2023	334,599	322,140
Ser. 2004-43, Cl. A, 2.822%, 12/16/2019	273,695	261,502
Ser. 2004-51, Cl. A, 4.145%, 2/16/2018	349,136	342,449
Ser. 2004-57, Cl. A, 3.022%, 1/16/2019	173,882	166,863
Ser. 2004-67, Cl. A, 3.648%, 9/16/2017	187,797	183,580
Ser. 2004-77, Cl. A, 3.402%, 3/16/2020	260,298	251,183
Ser. 2004-97, Cl. AB, 3.084%, 4/16/2022	251,447	240,593
Ser. 2005-9, Cl. A, 4.026%, 5/16/2022	121,966	119,046
Ser. 2005-12, Cl. A, 4.044%, 5/16/2021	89,042	87,075
Ser. 2005-42, Cl. A, 4.045%, 7/16/2020	128,088	125,372
Ser. 2005-50, Cl. A, 4.015%, 11/16/2026	119,214	116,201
Ser. 2005-59, Cl. A, 4.388%, 5/16/2023	66,555	65,490
Ser. 2005-67, Cl. A, 4.217%, 6/16/2021	34,881	34,227
		20,141,341
Utilities/Gas & Electric—3.4%		
Alabama Power, Sr. Notes, Ser. X, 3.125%, 2008	140,000	134,282
Consolidated Edison Company of New York, Debs., Ser. 2002-B, 4.875%, 2013	200,000	197,478
Dominion Resources, Sr. Notes, Ser. D, 4.3%, 2007	245,000 [b]	245,146
Duke Energy, Sr. Notes, 5.625%, 2012	50,000	50,993
FirstEnergy, Sr. Notes, Ser. B, 6.45%, 2011	115,000	121,120
Niagara Mohawk Power, First Mortgage Bonds, 7.75%, 2006	300,000	305,081
NiSource Finance, Sr. Notes, 7.875%, 2010	110,000	122,409

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Utilities/Gas & Electric (continued)		
Ohio Power,		
Sr. Notes, Ser. G, 6.6%, 2033	20,000	21,514
Peco Energy,		
First Mortgage Bonds, 3.5%, 2008	135,000	130,355
Pepco,		
Notes, 5.5%, 2007	285,000	287,471
Southern California Edison,		
First Mortgage Bonds, Ser. 2004-A, 5%, 2014	70,000	69,051
		1,684,900
Total Bonds and Notes		
(cost $61,079,383)		**60,009,467**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options;		
U.S. Treasury Notes,		
4.25%, 8/15/2015, November 2005 @ 100.09375		
(cost $11,050)	1,040,000	**81**

Short-Term Investments−.5%	Principal Amount [a]	Value ($)
Agency Discount Notes−.5%		
Federal National Mortgage Association,		
3.94%, 12/15/2005	250,000	**248,830**
U.S. Treasury Bills−.0%		
3.15%, 12/15/2005	25,000 [g]	**24,891**
Total Short-Term Investments		
(cost $273,728)		**273,721**

Investment of Cash Collateral for Securities Loaned—7.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $3,611,663)	3,611,663 ^h	**3,611,663**
Total Investments (cost $64,975,824)	**130.6%**	**63,894,932**
Liabilities, Less Cash and Receivables	**(30.6%)**	**(14,972,776)**
Net Assets	**100.0%**	**48,922,156**

^a *Principal amount stated in U.S. Dollars unless otherwise noted:*
   SEK—Swedish Krona

^b *Variable rate security—interest rate subject to periodic change.*

^c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005, these securities amounted to $3,177,078 or 6.5% of net assets.*

^d *All or a portion of these securities are on loan. At October 31, 2005, the total market value of the fund's securities on loan is $4,980,515 and the total market value of the collateral held by the fund is $5,182,163, consisting of cash collateral of $3,611,663 and U.S. Government and agency securities valued at $1,570,500.*

^e *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

^f *Purchased on a forward commitment basis.*

^g *Held by a broker as collateral for open financial futures positions.*

^h *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government Agencies/		Foreign Government	4.0
Mortgage-Backed	41.2	Futures/Options/Forward Currency	
Corporate Bonds	32.6	Exchange Contracts/Swaps	.3
Asset/Mortgage Backed	27.6		
U.S. Government & Agencies	17.3		
Short-Term/Money			
Market Investments	7.9		**130.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2005 ($)
Financial Futures Short				
U.S. Treasury 2 Year Notes	13	2,667,641	December 2005	13,145
U.S. Treasury 5 Year Notes	15	1,588,359	December 2005	26,417
				39,562

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

October 31, 2005

	Face Amount Covered by Contracts ($)	Value ($)
Call Options;		
U.S. Treasury Notes, 3.875%, 9/15/2010, December 2005 @ 100.972656	1,010,000	3
U.S. Treasury Notes, 4.25%, 8/15/2015, November 2005 @ 101.546875	2,080,000	81
Put Options;		
U.S. Treasury Notes, 3.875%, 9/15/2010, December 2005 @ 98.390625 (Premiums received $15,587)	1,010,000	11,959 **12,043**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $4,980,515)–Note 1(c):		
Unaffiliated issuers	61,364,161	60,283,269
Affiliated issuers	3,611,663	3,611,663
Cash		1,181,306
Cash denominated in foreign currencies	430	403
Dividends and interest receivable		511,362
Receivable for investment securities sold		233,286
Unrealized appreciation on forward currency exchange contracts–Note 4		98,588
Unrealized appreciation on swap contracts–Note 4		46,554
Receivable for shares of Capital Stock subscribed		19,143
Receivable from broker from swap transactions–Note 4		17,959
		66,003,533
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		38,532
Payable for open mortgage-backed dollar rolls–Note 4		11,634,312
Liability for securities on loan–Note 1(c)		3,611,663
Payable for investment securities purchased		1,669,807
Payable for shares of Capital Stock redeemed		92,295
Unrealized depreciation on swap contracts–Note 4		22,694
Outstanding options written, at value (premiums received $15,587)–See Statement of Options Written		12,043
Payable for futures variation margin–Note 4		31
		17,081,377
Net Assets ($)		**48,922,156**
Composition of Net Assets ($):		
Paid-in capital		49,386,868
Accumulated distributions in excess of investment income–net		(17,252)
Accumulated net realized gain (loss) on investments		467,925
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions (including $39,562 net unrealized appreciation on financial futures)		(915,385)
Net Assets ($)		**48,922,156**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R
Net Assets ($)	17,277,861	11,855,491	7,994,470	11,794,334
Shares Outstanding	1,551,499	1,061,311	725,809	1,059,262
Net Asset Value Per Share ($)	**11.14**	**11.17**	**11.01**	**11.13**

See notes to financial statements.

The Fund **23**

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Income:	
Interest	2,266,090
Income from securities lending	3,616
Total Income	**2,269,706**
Expenses:	
Management fee–Note 3(a)	325,523
Distribution and service fees–Note 3(b)	220,858
Loan commitment fees–Note 2	352
Total Expenses	**546,733**
Investment Income–Net	**1,722,973**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	478,808
Net realized gain (loss) on financial futures	(523)
Net realized gain (loss) on options transactions	945
Net realized gain (loss) on swap transactions	19,476
Net realized gain (loss) on forward currency exchange contracts	70,523
Net Realized Gain (Loss)	**569,229**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions (including $39,562 net unrealized appreciation on financial futures)	(1,856,316)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,287,087)**
Net Increase in Net Assets Resulting from Operations	**435,886**

See notes to financial statements.

24

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income—net	1,722,973	2,065,525
Net realized gain (loss) on investments	569,229	712,481
Net unrealized appreciation (depreciation) on investments	(1,856,316)	97,509
Net Increase (Decrease) in Net Assets Resulting from Operations	**435,886**	**2,875,515**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(658,622)	(711,730)
Class B shares	(431,596)	(614,499)
Class C shares	(258,788)	(319,832)
Class R shares	(456,688)	(502,819)
Net realized gain on investments:		
Class A shares	(222,110)	(16,325)
Class B shares	(189,155)	(17,993)
Class C shares	(108,849)	(8,692)
Class R shares	(151,727)	(10,781)
Total Dividends	**(2,477,535)**	**(2,202,671)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	5,663,294	8,190,208
Class B shares	1,182,035	2,388,335
Class C shares	1,482,037	2,895,250
Class R shares	849,558	749,859
Dividends reinvested:		
Class A shares	474,884	401,442
Class B shares	403,292	369,962
Class C shares	255,034	211,766
Class R shares	353,603	300,338
Cost of shares redeemed:		
Class A shares	(7,455,608)	(9,666,106)
Class B shares	(6,405,479)	(10,632,969)
Class C shares	(3,250,521)	(4,475,397)
Class R shares	(2,147,487)	(2,715,197)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(8,595,358)**	**(11,982,509)**
Total Increase (Decrease) in Net Assets	**(10,637,007)**	**(11,309,665)**
Net Assets ($):		
Beginning of Period	59,559,163	70,868,828
End of Period	**48,922,156**	**59,559,163**
Undistributed (distributions in excess of) investment income—net	(17,252)	–

STATEMENT OF CHANGES IN NET ASSETS *(continued)*

	Year Ended October 31,	
	2005	2004
Capital Share Transactions:		
Class A[a]		
Shares sold	497,578	714,540
Shares issued for dividends reinvested	41,795	35,025
Shares redeemed	(655,500)	(845,846)
Net Increase (Decrease) in Shares Outstanding	**(116,127)**	**(96,281)**
Class B[a]		
Shares sold	103,892	209,271
Shares issued for dividends reinvested	35,378	32,168
Shares redeemed	(562,088)	(925,209)
Net Increase (Decrease) in Shares Outstanding	**(422,818)**	**(683,770)**
Class C		
Shares sold	131,899	255,318
Shares issued for dividends reinvested	22,694	18,675
Shares redeemed	(288,381)	(395,804)
Net Increase (Decrease) in Shares Outstanding	**(133,788)**	**(121,811)**
Class R		
Shares sold	75,580	65,211
Shares issued for dividends reinvested	31,128	26,203
Shares redeemed	(188,772)	(236,382)
Net Increase (Decrease) in Shares Outstanding	**(82,064)**	**(144,968)**

[a] *During the period ended October 31, 2005, 212,314 Class B shares representing $2,419,649 were automatically converted to 212,954 Class A shares and during the period ended October 31, 2004, 224,140 Class B shares representing $2,572,732 were automatically converted to 224,845 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended October 31,			
Class A Shares	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	11.57	11.44	11.44	11.46	10.64
Investment Operations:					
Investment income—net	.38[b]	.38[b]	.37[b]	.49[b]	.60
Net realized and unrealized gain (loss) on investments	(.28)	.16	.01	.00[c]	.82
Total from Investment Operations	.10	.54	.38	.49	1.42
Distributions:					
Dividends from investment income—net	(.40)	(.40)	(.38)	(.51)	(.60)
Dividends from net realized gain on investments	(.13)	(.01)	–	–	–
Total Distributions	(.53)	(.41)	(.38)	(.51)	(.60)
Net asset value, end of period	11.14	11.57	11.44	11.44	11.46
Total Return (%)[d]	.88	4.76	3.34	4.44	13.74
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.85	.85	.85	.85	.85
Ratio of net investment income to average net assets	3.34	3.33	3.13	4.44	5.41
Portfolio Turnover Rate	388.58[e]	202.27[e]	173.68	136.77	65.05
Net Assets, end of period ($ x 1,000)	17,278	19,293	20,176	17,159	11,415

[a] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.43% to 4.44%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2005 and October 31, 2004 were 188.33% and 144.28%, respectively.

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

	Year Ended October 31,				
Class B Shares	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	11.61	11.47	11.48	11.49	10.68
Investment Operations:					
Investment income—net	.32[b]	.32[b]	.30[b]	.44[b]	.55
Net realized and unrealized gain (loss) on investments	(.29)	.17	.01	.00[c]	.81
Total from Investment Operations	.03	.49	.31	.44	1.36
Distributions:					
Dividends from investment income—net	(.34)	(.34)	(.32)	(.45)	(.55)
Dividends from net realized gain on investments	(.13)	(.01)	–	–	–
Total Distributions	(.47)	(.35)	(.32)	(.45)	(.55)
Net asset value, end of period	11.17	11.61	11.47	11.48	11.49
Total Return (%)[d]	.29	4.32	2.74	4.00	13.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	2.84	2.83	2.64	3.93	4.94
Portfolio Turnover Rate	388.58[e]	202.27[e]	173.68	136.77	65.05
Net Assets, end of period ($ x 1,000)	11,855	17,225	24,877	26,352	16,144

[a] *As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.91% to 3.93%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

[e] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2005 and October 31, 2004 were 188.33% and 144.28%, respectively.*

See notes to financial statements.

	Year Ended October 31,				
Class C Shares	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	11.44	11.31	11.32	11.33	10.53
Investment Operations:					
Investment income—net	.32[b]	.32[b]	.30[b]	.43[b]	.54
Net realized and unrealized gain (loss) on investments	(.28)	.15	.01	.00[c]	.80
Total from Investment Operations	.04	.47	.31	.43	1.34
Distributions:					
Dividends from investment income—net	(.34)	(.33)	(.32)	(.44)	(.54)
Dividends from net realized gain on investments	(.13)	(.01)	–	–	–
Total Distributions	(.47)	(.34)	(.32)	(.44)	(.54)
Net asset value, end of period	11.01	11.44	11.31	11.32	11.33
Total Return (%)[d]	.34	4.25	2.73	4.00	13.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	2.83	2.83	2.64	3.90	4.86
Portfolio Turnover Rate	388.58[e]	202.27[e]	173.68	136.77	65.05
Net Assets, end of period ($ x 1,000)	7,994	9,838	11,104	7,603	3,713

[a] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.88% to 3.90%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2005 and October 31, 2004 were 188.33% and 144.28%, respectively.

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

	Year Ended October 31,				
Class R Shares	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	11.57	11.44	11.44	11.46	10.64
Investment Operations:					
Investment income−net	.41[b]	.41[b]	.39[b]	.54[b]	.63
Net realized and unrealized gain (loss) on investments	(.29)	.15	.02	(.03)	.82
Total from Investment Operations	.12	.56	.41	.51	1.45
Distributions:					
Dividends from investment income−net	(.43)	(.42)	(.41)	(.53)	(.63)
Dividends from net realized gain on investments	(.13)	(.01)	–	–	–
Total Distributions	(.56)	(.43)	(.41)	(.53)	(.63)
Net asset value, end of period	11.13	11.57	11.44	11.44	11.46
Total Return (%)	1.03	5.02	3.61	4.70	14.02
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.60	.60	.60	.60	.60
Ratio of net investment income to average net assets	3.57	3.57	3.37	4.80	5.77
Portfolio Turnover Rate	388.58[c]	202.27[c]	173.68	136.77	65.05
Net Assets, end of period ($ x 1,000)	11,794	13,203	14,711	21,796	24,322

[a] *As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.79% to 4.80%. Per share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect these changes in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2005 and October 31, 2004 were 188.33% and 144.28%, respectively.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Limited Term Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series, including the fund. The fund's investment objective is to obtain as high a level of current income as is consistent with safety of principal and maintenance of liquidity. Although the fund may invest in obligations with different remaining maturities, the fund's average maturity will be no more than ten years. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 250 million shares of $.001 par value Capital Stock. The fund currently offers four classes of shares: Class A (50 million shares authorized), Class B (50 million shares authorized), Class C (50 million shares authorized) and Class R (100 million shares authorized). Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class),

and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts), are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold

and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by a pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from
securities transactions are recorded on the identified cost basis. Interest
income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an
affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of
the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of
securities on loan will be maintained at all times. Cash collateral is
invested in certain money market mutual funds managed by the
Manager. The fund will be entitled to receive all income on securities
loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would
bear the risk of delay in recovery of, or loss of rights in, the securities
loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the
terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund
to resell, the obligation at an agreed upon price and time, thereby
determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral
is at least equal, at all times, to the total amount of the repurchase
obligation, including interest. In the event of a counterparty default,
the fund has the right to use the collateral to offset losses incurred.
There is potential loss to the fund in the event the fund is delayed or
prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its
rights. The Manager, acting under the supervision of the Board of

Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable pro-visions of the Code, and to make distributions of taxable income suffi-cient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $377,630, undistributed capital gains $295,895 and unrealized depreciation $1,132,089.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004 were as follows: ordinary income $1,805,694 and $2,148,880 and long-term capital gains $671,841 and $53,791, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for pay-

downs gains and losses on mortgage-backed securities, sales treatment for treasury inflation protected securities and foreign currency transactions, the fund increased accumulated undistributed investment income-net by $65,469, decreased accumulated net realized gain (loss) on investments by $71,617 and increased paid-in capital by $6,148. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .60% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint

Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended October 31, 2005, the Distributor retained $11,608 from commissions earned on sales of the fund's Class A shares and $50,379 and $910 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares pay the Distributor for distributing their shares at an aggregate annual rate of .50% of the value of the average daily net assets of Class B and Class C shares. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended October 31, 2005, Class A, Class B and Class C shares were charged $47,143, $72,447 and $43,363, respectively, pursuant to their respective Plans. During the period ended October 31, 2005, Class B and Class C shares were charged $36,224 and $21,681, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $21,975, Rule 12b-1 distribution plan fees $12,287 and service plan fees $4,270.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions during the period ended October 31, 2005, amounted to $239,308,145 and $235,818,988, respectively, of which $121,300,958 in purchases and $121,529,358 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2005, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended October 31, 2005:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding October 31, 2004	–	–		
Contracts written	8,630,000	342		
Contracts terminated:				
Contracts closed	1,100,000	(5,930)	3,265	(9,195)
Contracts expired	3,430,000	21,175		21,175
Total contracts terminated	4,530,000	15,245	3,265	11,980
Contracts outstanding October 31, 2005	**4,100,000**	**15,587**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund

is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2005:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation ($)
Sales:				
Euro, expiring 12/21/2005	20,000	24,685	24,050	635
Swedish Krona, expiring 12/21/2005	12,160,000	1,632,105	1,534,152	97,953
Total				**98,588**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credits protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the fund at October 31, 2005:

Notional Amount ($)	Description	Unrealized (Depreciation) ($)
84,000	Agreement with Bear Stearns terminating June 20, 2010 to pay a fixed rate of .415% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Alcoa, 6%, 1/15/2012	(546)
186,000	Agreement with Bear Stearns terminating June 20, 2010 to pay a fixed rate of .52% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Alcoa, 6.5%, 6/1/2011	(2,039)
270,000	Agreement with Bear Stearns terminating June 20, 2010 to pay a fixed rate of .31% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on ConocoPhillips, 4.75%, 10/15/2012	(1,639)
340,000	Agreement with Citigroup terminating June 20, 2015 to pay a fixed rate of .62% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Morgan Stanley, 6.6%, 4/1/2012	(5,526)
126,000	Agreement with Bear Stearns terminating June 20, 2010 to pay a fixed rate of .4% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Nucor, 4.875%, 10/1/2012	(930)
Total		**(10,680)**

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at October 31, 2005:

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
2,709,000	Interest Rate Swap Agreement with J.P. Morgan Chase & Co. terminating May 13, 2008 to pay 3 month LIBOR and receive a fixed rate of 4.17%	(12,014)
2,709,000	Interest Rate Swap Agreement with J.P. Morgan Chase & Co. terminating May 13, 2015 to receive 3 month LIBOR and pay a fixed rate of 4.645%	46,554
		34,540

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At October 31, 2005, the cost of investments for federal income tax purposes was $65,060,526; accordingly, accumulated net unrealized depreciation on investments was $1,165,594, consisting of $105,753 gross unrealized appreciation and $1,271,347 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Limited Term Income Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statements of investments, financial futures, and options written as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Limited Term Income Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U. S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

44

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.1335 per share as a long-term capital gain distribution paid on December 22, 2004.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

───────────

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

───────────

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

───────────

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Limited Term Income Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange
Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The
fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be
reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on
the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote
proxies relating to portfolio securities, and information regarding how the fund voted these
proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com
and on the SEC's website at http://www.sec.gov. The description of the policies and
procedures is also available without charge, upon request, by calling 1-800-645-6561.



0345AR1005

Dreyfus Premier Small Cap Value Fund

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Small Cap Value Fund, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Ronald P. Gala, CFA, and Adam T. Logan, CFA.

Over the past year, the U.S. economy once again demonstrated its fortitude, expanding at a steady pace despite the headwinds of soaring energy prices, higher short-term interest rates and the Gulf Coast hurricanes. However, after rallying in the final weeks of 2004, the U.S. stock market traded within a relatively narrow range for much of 2005, when investors responded cautiously to uncertainty regarding future business conditions. While small- and midcap stocks generally produced higher returns than large-cap equities for the reporting period, we recently have seen signs of renewed strength among larger companies compared to smaller ones, and higher-quality over lower-quality stocks.

As the end of 2005 approaches, some economists have suggested that the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk to your financial advisor, who can discuss with you these issues and the potential benefits of a long-term investment perspective.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Ronald P. Gala, CFA, and Adam T. Logan, CFA, Portfolio Managers

How did Dreyfus Premier Small Cap Value Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund's Class A, B, C, R and T shares produced total returns of 12.29%, 11.44%, 11.49%, 12.58% and 12.00%, respectively.[1] In comparison, the fund's benchmark, the Russell 2000 Value Index ("the Index"), produced a total return of 13.04% for the same period.[2]

After a slow start, small-cap value stocks posted strong gains during the reporting period, as investors shrugged off higher energy prices and became more confident in the global economy. The fund's returns modestly lagged its benchmark, primarily because a number of the fund's holdings did not meet earnings expectations.

On a separate note, effective April 2005, Ronald P. Gala, CFA, and Adam T. Logan, CFA, became the fund's primary portfolio managers.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small U.S. companies. We use a disciplined process that combines computer modeling techniques, fundamental analysis and risk management to select undervalued stocks for the fund.

In selecting securities, we use disciplined valuation models to identify undervalued stocks. Undervalued stocks are normally characterized by relatively low price-to-earnings and low price-to-book ratios. The models help analyze how a stock is priced relative to its perceived intrinsic value.

Next, based on fundamental analysis, we generally select the most attractive securities, drawing on a variety of sources, including internal as well as Wall Street research.

Then the fund is constructed with a commitment to diversification, so that its sector weightings and risk characteristics are generally similar to those of the Index.

What other factors influenced the fund's performance?

The small-cap value area ranked among the better performing segments of the U.S. stock market during the reporting period. After a slow start amid concerns about a possible global economic slowdown, investors became less risk-averse and more comfortable investing in smaller companies.

While the fund participated in the market's strength to a significant degree, several of its holdings produced disappointing returns that prevented the fund from matching the performance of the Index. For example, in the technology area, SigmaTel, which makes semiconductors for consumer electronics products such as mp3 players, reduced its earnings forecast despite serving a booming market. In the chemicals industry, Atlanta-based commodity chemical company Georgia Gulf posted strong earnings in late 2004, but investors became concerned about excess capacity, reduced end-market demand and rising energy prices.

Energy companies benefited during the reporting period from sharply higher oil and gas prices. The fund achieved excellent results in the energy sector with Houston-based Todco, which provides oil and gas drilling services in the Gulf of Mexico. San Antonio-based oil refiner Tesoro enjoyed higher profit margins and earnings in an environment characterized by limited refinery capacity. However, energy stocks tend to be highly dependent on the direction of oil and gas prices, which were moderating at the end of the reporting period, so we trimmed the fund's allocation to that sector toward a more market-neutral position.

Rising interest rates did not seem to derail the construction industry, even though the Federal Reserve Board raised short-term interest rates eight times over the reporting period. However, long-term interest rates remained relatively stable, which helped explain why the relatively interest-sensitive producer goods and services sector outperformed the benchmark. Eagle Materials, which manufactures basic building materials used primarily in commercial and residential construction, benefited from a robust housing market, especially in the wake of the Gulf Coast hurricanes. URS, which provides engineering design services worldwide, posted strong earnings momentum, while USG, which makes wallboard and ceiling tiles, reported good profits.

The banking sector, another interest-rate sensitive area, also fared well. We focused on banks that we believed would be less sensitive to rising short-term interest rates, such as Boston Private Financial Holdings, which provides private banking, investment management services and other fee-based services. Among real estate investment trusts, the fund's investment in Corporate Office Properties Trust, which focuses on the Washington, D.C. office market, also performed well.

Although the technology sector produced mixed results for the fund overall, it nonetheless received a strong contribution from Intergraph, a software firm that specializes in public infrastructure and energy concerns. Intergraph particularly benefited from its products used in designing offshore drilling platforms.

What is the fund's current strategy?

In an effort to add value through stock selection within each economic sector, part of the fund's strategy is to allocate assets in roughly the same proportions as the Index. When a particular segment of the market, such as the energy area during the reporting period, performs well and grows faster than other areas, prudence dictates that we take profits and trim the fund's allocation to that sector toward a market-neutral position, as mentioned previously.

We have continued to find opportunities across the economic spectrum, investing in more than 200 small-cap stocks that meet our value criteria. The stock market currently appears to be reasonably priced when viewed in the historical context of the past 10 years.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index, which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Small Cap Value Fund Class A shares, Class B shares, Class C shares and Class R shares and the Russell 2000 Value Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class R shares of Dreyfus Premier Small Cap Value Fund on 4/1/98 (inception date) to a $10,000 investment made in the Russell 2000 Value Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class R shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is an unmanaged index which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. The Index is an unmanaged index of small-cap stock market performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/05*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**4/1/98**	**5.84%**	**13.93%**	**8.15%**
without sales charge	**4/1/98**	**12.29%**	**15.30%**	**8.99%**
Class B shares				
with applicable redemption charge †	**4/1/98**	**7.44%**	**14.26%**	**8.36%**
without redemption	**4/1/98**	**11.44%**	**14.49%**	**8.36%**
Class C shares				
with applicable redemption charge ††	**4/1/98**	**10.49%**	**14.46%**	**8.21%**
without redemption	**4/1/98**	**11.49%**	**14.46%**	**8.21%**
Class R shares	**4/1/98**	**12.58%**	**15.61%**	**9.29%**
Class T shares				
with applicable sales charge (4.5%)	**3/1/00**	**6.97%**	**13.99%**	**14.74%**
without sales charge	**3/1/00**	**12.00%**	**15.04%**	**15.68%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Cap Value Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.93	$ 11.87	$ 11.87	$ 6.61	$ 9.24
Ending value (after expenses)	$1,096.40	$1,092.80	$1,092.70	$1,097.80	$1,095.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.63	$ 11.42	$ 11.42	$ 6.36	$ 8.89
Ending value (after expenses)	$1,017.64	$1,013.86	$1,013.86	$1,018.90	$1,016.38

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, 1.25% for Class R and 1.75% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

October 31, 2005

Common Stocks—97.4%	Shares	Value ($)
Capital Goods—.2%		
AGCO	108,900 a	**1,741,311**
Consumer Cyclical—9.2%		
American Axle & Manufacturing Holdings	50,000	1,090,000
Audiovox, Cl. A	215,000 a	3,055,150
Aztar	95,000 a	2,856,650
Carter's	38,000 a	2,399,700
Casey's General Stores	160,000	3,452,800
Cato, Cl. A	146,000	2,917,080
CBRL Group	72,200	2,505,340
Children's Place Retail Stores	96,500 a	4,142,745
Claire's Stores	107,500	2,800,375
Commercial Vehicle Group	82,000 a	1,600,640
CSK Auto	118,000 a	1,785,340
Deckers Outdoor	136,000 a,b	2,332,400
K-Swiss, Cl. A	72,000	2,192,400
K2	220,000 a	2,206,600
Landry's Restaurants	112,900	3,104,750
Linens 'n Things	36,700 a	922,638
Marvel Entertainment	146,800 a	2,583,680
Monarch Casino & Resort	98,000 a	1,898,260
MSC Industrial Direct, Cl. A	139,000	5,307,020
PetMed Express	133,200 a	1,479,852
Pinnacle Airlines	205,600 a	1,313,784
Ruby Tuesday	172,000	3,768,520
Sonic Automotive	88,000	1,945,680
Too	69,000 a	1,960,290
Wabash National	119,200	2,194,472
Water Pik Technologies	76,000 a	1,501,000
		63,317,166
Consumer Staples—3.6%		
Chiquita Brands International	100,000	2,761,000
Elizabeth Arden	220,000 a	4,767,400
Flowers Foods	143,000	4,189,900
Lance	180,000	3,155,400
Nash Finch	97,000	3,012,820

Common Stocks (continued)	Shares		Value ($)
Consumer Staples (continued)			
Pilgrim's Pride	115,000		3,620,200
Ralcorp Holdings	78,000		3,034,200
			24,540,920
Energy—7.5%			
Atmos Energy	146,000		3,839,800
Dril-Quip	100,000	a	4,090,000
Edge Petroleum	196,000	a	4,749,080
Hanover Compressor	230	a	2,958
Houston Exploration	65,000	a	3,350,750
Key Energy Services	135,000	a	1,822,500
National Fuel Gas	68,000		2,049,520
New Jersey Resources	73,000		3,150,680
Piedmont Natural Gas	162,000		3,832,920
Plains Exploration & Production	46,000	a	1,794,000
Pogo Producing	32,000		1,616,000
Remington Oil & Gas	86,000	a	3,010,000
Southern Union	129,000	a	3,034,080
Stone Energy	30,700	a	1,409,130
Tesoro	73,000		4,463,950
Todco, Cl. A	82,000		3,669,500
Universal Compression Holdings	79,000	a	2,816,350
Whitney Holding	108,000		2,916,000
			51,617,218
Health Care—5.3%			
Amedisys	107,000	a	4,088,470
Arena Pharmaceuticals	119,000	a	1,237,600
Conmed	80,400	a	1,927,992
Haemonetics/Mass.	66,000	a	3,197,700
HealthTronics	185,000	a	1,681,650
Kindred Healthcare	168,000	a	4,704,000
Medical Action Industries	210,000	a	3,945,900
MGI Pharma	77,000	a	1,444,520
Pediatrix Medical Group	44,900	a	3,459,994
Perrigo	149,700		2,001,489
Pharmion	145,400	a	2,746,606
RehabCare Group	116,000	a	2,469,640

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Seattle Genetics/WA	130,000 [a]	713,700
Vertex Pharmaceuticals	121,000 [a]	2,752,750
		36,372,011
Interest Sensitive−22.3%		
American Equity Investment Life Holding	430,000	5,005,200
American Physicians Capital	44,000 [a]	1,859,880
AmerUs Group	56,000	3,310,720
Arch Capital Group	108,000 [a]	5,346,000
Associated Banc-Corp	90,000	2,808,900
Bancorpsouth	107,500	2,383,275
BankAtlantic Bancorp, Cl. A	361,000	5,014,290
Bankunited Financial, Cl. A	212,000	5,028,640
Berkshire Hills Bancorp	61,000	2,136,220
Boston Private Financial Holdings	152,000	4,400,400
Calamos Asset Management, Cl. A	95,000	2,307,550
Capitol Bancorp	77,000	2,670,360
Citizens Banking	75,000	2,186,250
Columbia Banking System	150,000	4,336,500
Commercial Capital Bancorp	146,000	2,344,760
Community Bancorp/NV	67,000 [a]	2,186,880
CVB Financial	110,000	2,168,100
Delphi Financial Group, Cl. A	51,800	2,426,312
EMC Insurance Group	195,000	3,607,500
First Charter	103,900	2,648,411
First Citizens BancShares/NC, Cl. A	33,000	5,511,000
First Marblehead	87,000	2,574,330
First Niagara Financial Group	225,000	3,314,250
First Republic Bank/San Francisco, CA	77,000	2,919,070
1st Source	100,000	2,386,000
FirstFed Financial	46,000 [a]	2,460,540
Franklin Bank/Houston, TX	175,000 [a]	3,018,750
Fremont General	228,000	4,945,320
Great American Financial Resources	75,000	1,531,500
Greater Bay Bancorp	65,000	1,630,850
Investors Financial Services	42,700	1,630,286
Irwin Financial	140,000	2,921,800

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Jefferies Group	81,000	3,439,260
KNBT Bancorp	179,000	2,858,630
LandAmerica Financial Group	44,000	2,779,040
MainSource Financial Group	117,628	2,137,301
Medallion Financial	68,000	625,600
NCO Group	111,000 a	1,994,670
NewAlliance Bancshares	195,000	2,811,900
Odyssey Re Holdings	95,000 b	2,439,600
Ohio Casualty	185,000	5,046,800
Philadelphia Consolidated Holding	27,000 a	2,599,020
Phoenix Cos.	230,100	2,979,795
Platinum Underwriters Holdings	150,000	4,273,500
Provident Bankshares	58,000	2,021,880
Provident Financial Services	305,000	5,368,000
Simmons First National, Cl. A	42,000	1,184,400
South Financial Group	95,500	2,632,935
Taylor Capital Group	19,200	789,888
Umpqua Holdings	95,000	2,527,000
Union Bankshares/VA	30,000	1,342,500
United Bankshares	67,000	2,445,500
United Community Banks/GA	88,000	2,608,320
		153,925,383
Producer Goods—17.1%		
Actuant, Cl. A	74,000	3,603,800
Aptargroup	54,000	2,764,260
Arch Chemicals	88,000	2,311,760
Beazer Homes USA	35,600	2,063,020
Bluegreen	84,000 a	1,274,280
Chesapeake	167,000	3,363,380
Clarcor	112,000	3,080,000
Commercial Metals	104,100	3,309,339
Eagle Materials	51,000	5,430,990
EnPro Industries	173,000 a	4,826,700
FMC	62,000 a	3,375,280
Gardner Denver	99,000 a	4,811,400
General Maritime	99,000	3,685,770
Genesee & Wyoming, Cl. A	82,000 a	2,628,100

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Georgia Gulf	73,000	2,124,300
Graco	83,200	2,851,264
HB Fuller	80,000	2,397,600
Hughes Supply	60,000	2,007,000
Innovative Solutions and Support	116,000 ᵃ	1,657,640
Kadant	152,000 ᵃ	2,553,600
Kennametal	85,000	4,344,350
M/I Homes	27,000	1,212,300
Moog, Cl. A	70,000 ᵃ	2,075,500
Mueller Industries	76,000	2,093,040
NL Industries	72,000	1,220,400
Olin	86,600	1,548,408
OM Group	56,000 ᵃ	894,880
Orbital Sciences	318,000 ᵃ	3,698,340
Pacer International	95,000	2,455,750
Potlatch	59,000	2,639,070
Quanex	33,000	1,911,030
Reliance Steel & Aluminum	54,000	3,079,080
Rofin-Sinar Technologies	109,000 ᵃ	4,017,740
Silgan Holdings	74,000	2,380,580
Terex	55,600 ᵃ	3,056,332
Terra Industries	375,000 ᵃ	2,291,250
Tredegar	95,000	1,196,050
URS	133,000 ᵃ	5,377,190
USG	83,800 ᵃ	4,954,256
Watts Water Technologies, Cl. A	73,000	2,026,480
Wausau Paper	280,000	3,066,000
WCI Communities	87,000 ᵃ	2,176,740
		117,834,249
Real Estate Investment Trust−8.4%		
American Campus Communities	110,000	2,722,500
BioMed Realty Trust	115,000	2,876,150
Cedar Shopping Centers	240,000	3,364,800
Colonial Properties Trust	100,000	4,371,000
Corporate Office Properties Trust	155,000	5,387,800
Equity One	125,000	2,931,250
Health Care REIT	83,000	2,924,920

Common Stocks (continued)	Shares	Value ($)
Real Estate Investment Trust (continued)		
Highland Hospitality	242,000	2,543,420
Lexington Corporate Properties Trust	250,000	5,445,000
Maguire Properties	133,000	3,990,000
MeriStar Hospitality	580,000 a	5,028,600
Newcastle Investment	114,000	2,997,060
Parkway Properties/Md	89,000	4,183,890
Pennsylvania Real Estate Investment Trust	112,000	4,312,000
Tanger Factory Outlet Centers	88,000	2,366,320
Winston Hotels	225,000	2,319,750
		57,764,460
Services−7.4%		
Allied Waste Industries	280,000 a	2,279,200
Cornell	113,900 a	1,567,264
eFunds	174,000 a	3,589,620
Entravision Communications, Cl. A	360,000 a	2,952,000
First Advantage, Cl. A	58,000 a	1,518,440
Gray Television	230,000	2,070,000
Healthcare Services Group	280,000	5,219,200
Journal Communications, Cl. A	155,000	2,193,250
Leap Wireless International	74,000 a	2,442,740
Lin TV, Cl. A	181,000 a	2,322,230
MAXIMUS	110,000	3,987,500
MPS Group	305,000 a	3,797,250
NeuStar, CL. A	120,000 a	3,672,000
Perot Systems, Cl. A	305,000 a	4,227,300
Reader's Digest Association	185,000	2,834,200
Thomas Nelson	120,000	2,569,200
Volt Information Sciences	66,000 a	1,240,800
Watson Wyatt & Co. Holdings	90,000	2,385,000
		50,867,194
Technology−13.6%		
Actel	125,000 a	1,743,750
Agilysys	153,000	2,285,820
Altiris	137,000 a	2,315,300
Avid Technology	45,000 a	2,215,350
Axcelis Technologies	385,000 a	1,674,750
Benchmark Electronics	113,000 a	3,174,170

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Blackbaud	182,000	2,620,800
Cabot Microelectronics	99,000 ᵃ	2,910,600
Checkpoint Systems	153,000 ᵃ	3,672,000
Comtech Telecommunications	79,000 ᵃ	3,030,440
Cymer	71,000 ᵃ	2,474,350
Digi International	425,000 ᵃ	4,509,250
Emulex	245,000 ᵃ	4,534,950
Entegris	265,000 ᵃ	2,586,400
Exar	65,000 ᵃ	818,350
Intergraph	162,000 ᵃ	7,837,560
j2 Global Communications	88,000 ᵃ	3,890,480
Komag	61,000 ᵃ	1,636,020
Lawson Software	517,000 ᵃ	3,960,220
MRO Software	14,240 ᵃ	233,251
MTS Systems	82,000	3,276,720
Novell	282,000 ᵃ	2,148,840
Omnivision Technologies	208,000 ᵃ	2,681,120
Palm	64,000 ᵃ	1,644,160
Polycom	224,000 ᵃ	3,427,200
Premiere Global Services	400,000 ᵃ	3,392,000
Quest Software	134,000 ᵃ	1,863,940
SafeNet	120,000 ᵃ	3,980,400
Skyworks Solutions	345,000 ᵃ	1,849,200
Solectron	815,000 ᵃ	2,876,950
SpectraLink	162,000	2,037,960
3Com	470,000 ᵃ	1,809,500
TTM Technologies	320,885 ᵃ	2,563,871
WebEx Communications	77,000 ᵃ	1,764,070
		93,439,742
Toys−.3%		
Jakks Pacific	105,000 ᵃ	**1,929,900**
Utilities−2.5%		
Alliant Energy	138,000	3,650,100
Avista	147,000	2,575,440
Black Hills	54,000	2,244,780
Cleco	165,000	3,498,000
El Paso Electric	104,000 ᵃ	2,251,600

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Great Plains Energy	118,000	3,387,780
		17,607,700
Total Common Stocks		
(cost $651,083,478)		**670,957,254**

Short-Term Investment—2.5%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Greenwich Capital Markets, 3.92%, dated 10/31/2005, due 11/1/2005 in the amount of $17,031,854 (fully collateralized by $17,195,000 of Federal Home Loan Mortgage Corp., Notes, 4.875%, due 3/15/2007, value $17,373,577) (cost $17,030,000)	17,030,000	**17,030,000**

Investment of Cash Collateral for Securities Loaned—.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $4,917,871)	4,917,871 c	**4,917,871**

Total Investments (cost $673,031,349)	**100.6%**	**692,905,125**
Liabilities, Less Cash and Receivables	**(.6%)**	**(4,368,183)**
Net Assets	**100.0%**	**688,536,942**

[a] *Non-income producing.*
[b] *All or a portion of these securities are on loan. At October 31, 2005, the total market value of the fund's securities on loan is $4,648,935, and the total market value of the collateral held by the fund is $4,917,871.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Interest Sensitive	22.3	Energy	7.5
Producer Goods	17.1	Services	7.4
Technology	13.6	Health Care	5.3
Consumer Cyclical	9.2	Other	9.8
Real Estate Investment Trust	8.4		**100.6**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $4,648,935)—Note 1(b):		
Unaffiliated issuers	668,113,478	687,987,254
Affiliated issuers	4,917,871	4,917,871
Cash		1,181,111
Receivable for investment securities sold		4,684,959
Receivable for shares of Capital Stock subscribed		1,340,959
Dividends and interest receivable		533,532
		700,645,686
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		865,304
Liability for securities on loan—Note 1(b)		4,917,871
Payable for investment securities purchased		4,713,792
Payable for shares of Capital Stock redeemed		1,604,225
Loan commitment fees payable		7,552
		12,108,744
Net Assets ($)		**688,536,942**
Composition of Net Assets ($):		
Paid-in capital		646,010,079
Accumulated undistributed investment income—net		168,048
Accumulated net realized gain (loss) on investments		22,485,039
Accumulated net unrealized appreciation (depreciation) on investments		19,873,776
Net Assets ($)		**688,536,942**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	387,991,052	31,754,833	65,973,456	187,464,134	15,353,467
Shares Outstanding	18,050,958	1,549,081	3,215,356	8,610,755	723,763
Net Asset Value Per Share ($)	**21.49**	**20.50**	**20.52**	**21.77**	**21.21**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $1,395 foreign taxes withheld at source source):	
Unaffiliated issuers	6,009,789
Affiliated issuers	476,552
Interest	6,323
Income on securities lending	143,571
Total Income	**6,636,235**
Expenses:	
Management fee–Note 3(a)	5,831,028
Distribution and service plan fees–Note 3(b)	1,549,754
Loan commitment fees–Note 2	1,781
Total Expenses	**7,382,563**
Investment (Loss)–Net	**(746,328)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	23,410,539
Net unrealized appreciation (depreciation) on investments	8,765,500
Net Realized and Unrealized Gain (Loss) on Investments	**32,176,039**
Net Increase in Net Assets Resulting from Operations	**31,429,711**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment (loss)–net	(746,328)	(140,834)
Net realized gain (loss) on investments	23,410,539	12,397,840
Net unrealized appreciation (depreciation) on investments	8,765,500	5,335,770
Net Increase (Decrease) in Net Assets Resulting from Operations	**31,429,711**	**17,592,776**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(7,782,907)	(1,482,128)
Class B shares	(1,460,300)	(909,498)
Class C shares	(1,827,815)	(361,973)
Class R shares	(992,712)	(94,350)
Class T shares	(239,379)	(42,850)
Total Dividends	**(12,303,113)**	**(2,890,799)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	347,264,625	105,146,002
Class B shares	12,769,869	7,446,672
Class C shares	43,628,795	19,999,283
Class R shares	210,877,538	14,181,672
Class T shares	15,371,725	2,999,650
Dividends reinvested:		
Class A shares	6,389,293	1,257,906
Class B shares	1,168,409	684,460
Class C shares	1,190,553	267,228
Class R shares	578,113	93,752
Class T shares	182,577	42,331
Cost of shares redeemed:		
Class A shares	(94,872,009)	(16,132,681)
Class B shares	(7,580,637)	(6,754,808)
Class C shares	(7,873,380)	(2,077,462)
Class R shares	(42,289,173)	(1,317,059)
Class T shares	(3,970,762)	(774,730)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**482,835,536**	**125,062,216**
Total Increase (Decrease) in Net Assets	**501,962,134**	**139,764,193**
Net Assets ($):		
Beginning of Period	186,574,808	46,810,615
End of Period	**688,536,942**	**186,574,808**
Undistributed investment income–net	168,048	77,858

	Year Ended October 31,	
	2005	2004
Capital Share Transactions:		
Class A[a]		
Shares sold	16,446,561	5,536,356
Shares issued for dividends reinvested	307,832	71,004
Shares redeemed	(4,490,014)	(847,803)
Net Increase (Decrease) in Shares Outstanding	**12,264,379**	**4,759,557**
Class B[a]		
Shares sold	633,305	403,222
Shares issued for dividends reinvested	58,598	39,935
Shares redeemed	(371,837)	(368,447)
Net Increase (Decrease) in Shares Outstanding	**320,066**	**74,710**
Class C		
Shares sold	2,162,634	1,087,810
Shares issued for dividends reinvested	59,709	15,546
Shares redeemed	(385,917)	(113,931)
Net Increase (Decrease) in Shares Outstanding	**1,836,426**	**989,425**
Class R		
Shares sold	9,792,504	721,226
Shares issued for dividends reinvested	27,556	5,255
Shares redeemed	(1,981,416)	(68,288)
Net Increase (Decrease) in Shares Outstanding	**7,838,644**	**658,193**
Class T		
Shares sold	741,658	157,160
Shares issued for dividends reinvested	8,889	2,409
Shares redeemed	(190,956)	(41,358)
Net Increase (Decrease) in Shares Outstanding	**559,591**	**118,211**

[a] *During the period ended October 31, 2005, 87,149 Class B shares representing $1,778,502 were automatically converted to 83,446 Class A shares and during the period ended October 31, 2004, 47,407 Class B shares representing $876,275 were automatically converted to 45,765 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	20.19	17.43	12.32	12.11	11.75
Investment Operations:					
Investment income (loss)−net [a]	(.02)	.03	.04	.05	.10
Net realized and unrealized gain (loss) on investments	2.46	3.50	5.07	.25	.32
Total from Investment Operations	2.44	3.53	5.11	.30	.42
Distributions:					
Dividends from investment income−net	–	–	–	(.06)	(.06)
Dividends from net realized gain on investments	(1.14)	(.77)	–	(.03)	–
Total Distributions	(1.14)	(.77)	–	(.09)	(.06)
Net asset value, end of period	21.49	20.19	17.43	12.32	12.11
Total Return (%) [b]	12.29	20.86	41.48	2.47	3.55
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.50	1.50	1.50	1.50	1.51
Ratio of net investment income (loss) to average net assets	(.08)	.16	.27	.33	.82
Portfolio Turnover Rate	100.57	136.35	147.81	95.03	112.09
Net Assets, end of period ($ x 1,000)	387,991	116,828	17,901	8,260	4,574

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

	Year Ended October 31,				
Class B Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	19.44	16.91	12.04	11.89	11.56
Investment Operations:					
Investment income (loss)–net[a]	(.18)	(.13)	(.06)	(.06)	.00[b]
Net realized and unrealized gain (loss) on investments	2.38	3.43	4.93	.26	.33
Total from Investment Operations	2.20	3.30	4.87	.20	.33
Distributions:					
Dividends from investment income–net	–	–	–	(.02)	–
Dividends from net realized gain on investments	(1.14)	(.77)	–	(.03)	–
Total Distributions	(1.14)	(.77)	–	(.05)	–
Net asset value, end of period	20.50	19.44	16.91	12.04	11.89
Total Return (%)[c]	11.44	20.18	40.45	1.69	2.85
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.25	2.25	2.25	2.25	2.27
Ratio of net investment income (loss) to average net assets	(.86)	(.73)	(.45)	(.44)	.03
Portfolio Turnover Rate	100.57	136.35	147.81	95.03	112.09
Net Assets, end of period ($ x 1,000)	31,755	23,897	19,519	12,804	6,591

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	19.46	16.94	12.06	11.90	11.57
Investment Operations:					
Investment income (loss)–net[a]	(.17)	(.12)	(.06)	(.06)	.01
Net realized and unrealized gain (loss) on investments	2.37	3.41	4.94	.25	.32
Total from Investment Operations	2.20	3.29	4.88	.19	.33
Distributions:					
Dividends from net realized gain on investments	(1.14)	(.77)	–	(.03)	–
Net asset value, end of period	20.52	19.46	16.94	12.06	11.90
Total Return (%)[b]	11.49	20.02	40.46	1.61	2.85
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.25	2.25	2.25	2.25	2.27
Ratio of net investment income (loss) to average net assets	(.84)	(.63)	(.45)	(.44)	.05
Portfolio Turnover Rate	100.57	136.35	147.81	95.03	112.09
Net Assets, end of period ($ x 1,000)	65,973	26,828	6,598	4,996	2,012

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class R Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	20.39	17.54	12.36	12.17	11.80
Investment Operations:					
Investment income—net[a]	.04	.10	.08	.08	.14
Net realized and unrealized gain (loss) on investments	2.48	3.52	5.10	.25	.32
Total from Investment Operations	2.52	3.62	5.18	.33	.46
Distributions:					
Dividends from investment income—net	–	–	–	(.11)	(.09)
Dividends from net realized gain on investments	(1.14)	(.77)	–	(.03)	–
Total Distributions	(1.14)	(.77)	–	(.14)	(.09)
Net asset value, end of period	21.77	20.39	17.54	12.36	12.17
Total Return (%)	12.58	21.26	41.91	2.64	3.88
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.25	1.25	1.25	1.25	1.26
Ratio of net investment income to average net assets	.20	.58	.55	.58	1.07
Portfolio Turnover Rate	100.57	136.35	147.81	95.03	112.09
Net Assets, end of period ($ x 1,000)	187,464	15,740	1,998	1,154	589

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

| | | Year Ended October 31, | | |
Class T Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	19.99	17.30	12.25	12.10	11.72
Investment Operations:					
Investment income (loss)–net[a]	(.07)	(.02)	.00[b]	.01	.06
Net realized and unrealized gain (loss) on investments	2.43	3.48	5.05	.25	.35
Total from Investment Operations	2.36	3.46	5.05	.26	.41
Distributions:					
Dividends from investment income–net	–	–	–	(.08)	(.03)
Dividends from net realized gain on investments	(1.14)	(.77)	–	(.03)	–
Total Distributions	(1.14)	(.77)	–	(.11)	(.03)
Net asset value, end of period	21.21	19.99	17.30	12.25	12.10
Total Return (%)[c]	12.00	20.61	41.22	2.09	3.46
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.75	1.75	1.75	1.75	1.77
Ratio of net investment income (loss) to average net assets	(.32)	(.12)	.00[d]	.05	.52
Portfolio Turnover Rate	100.57	136.35	147.81	95.03	112.09
Net Assets, end of period ($ x 1,000)	15,353	3,282	795	225	48

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01.
[c] Exclusive of sales charge.
[d] Amount represents less than .01%.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Cap Value Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering sixteen series including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes: Class A, Class B, Class C and Class R and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from

net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $17,761,556, undistributed capital gains $5,322,543 and unrealized appreciation $19,442,764.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004, were as follows: ordinary income $9,145,430 and $1,824,436, and long-term capital gains $3,157,683 and $1,066,363, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses and real estate investments trusts, the fund increased accumulated undistributed investment income-net by $836,518 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to

the fund at rates based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.25% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund, except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Effective October 1, 2005, each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel

Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. Prior to October 1, 2005, each Director received $40,000 per year, plus $5,000 for each joint Board meeting of the Dreyfus/Laurel Funds attended, $2,000 for separate committee meetings attended which were not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that were conducted by telephone and was reimbursed for travel and out-of-pocket expenses. The Chairman of the Board received an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there was a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee was allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended October 31, 2005, the Distributor retained $112,803 and $5,239 from commissions earned on sales of fund's Class A and Class T shares, respectively, and $56,193 and $14,609 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to

.25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2005, Class A, Class B, Class C and Class T shares were charged $655,206, $228,559, $404,255 and $25,398, respectively, pursuant to their respective Plans, and Class B, Class C and Class T shares were charged $76,186, $134,752 and $25,398, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $699,328, Rule 12b-1 distribution plan fees $142,403 and service plan fees $23,573.

(c) The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $911,888,415 and $450,538,831, respectively.

At October 31, 2005, the cost of investments for federal income tax purposes was $673,462,361; accordingly, accumulated net unrealized appreciation on investments was $19,442,764, consisting of $53,360,314 gross unrealized appreciation and $33,917,550 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Small Cap Value Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc. including the statement of investments, as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2005, by correspondence with the custodian and brokers, or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Small Cap Value Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 19, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.2850 per share as a long-term capital gain distribution of the $1.1350 per share paid on December 10, 2004 and also designates $.0046 per share as a long-term capital gain distribution of the $.0063 per share paid on March 31, 2005.

The fund also designates 12.38% of the ordinary dividends paid during the fiscal year ended October 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $275 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

———————————

James Fitzgibbons (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998–2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 23

———————————

J. Tomlinson Fort (77)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998–2004)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 23

———————————

Kenneth A. Himmel (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996–present)
• President and CEO, Himmel & Company, a real estate development company (1980–present)
• CEO, American Food Management, a restaurant company (1983–present)

No. of Portfolios for which Board Member Serves: 23

Stephen J. Lockwood (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
- Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
- BDML Holdings, an insurance company, Chairman of the Board
- Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––

Roslyn Watson (56)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Centurion Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
- Boston College, Associate Trustee
- The Greater Boston Chamber of Commerce, Director
- Mass. Development, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

––––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Small Cap Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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